Exhibit 99.1

Annual Information Form

TABLE OF CONTENTS

IMPORTANT INFORMATION ABOUT THIS DOCUMENT	2

CORPORATE STRUCTURE	7

GENERAL DEVELOPMENT OF THE BUSINESS	10

DESCRIPTION OF THE BUSINESS	17

MINERAL PROJECTS	21

Los Filos Mine Complex	24

Aurizona Mine	42

Mesquite Mine	54

Fazenda Mine	64

RDM Mine	72

Castle Mountain Mine	81

Santa Luz Project	94

DIRECTORS AND EXECUTIVE OFFICERS	109

AUDIT COMMITTEE	113

RISKS RELATED TO THE BUSINESS	116

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	135

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	135

MATERIAL CONTRACTS	136

INTEREST OF EXPERTS	136

ADDITIONAL INFORMATION	138

APPENDIX A Audit Committee Charter	A1

Annual Information Form

IMPORTANT INFORMATION ABOUT THIS DOCUMENT

This annual information form (AIF) for the financial year ended December 31, 2020 provides important information about Equinox Gold Corp. It describes, among other things, Equinox Gold’s business including its history, operations and development projects, Mineral Reserves and Mineral Resources, sustainability commitments, the regulatory environment in which it operates, the risks it faces, and the market for its products.

In this AIF, except as otherwise required by the context, references to Equinox Gold, the Company, our and we mean Equinox Gold Corp. and its subsidiaries, collectively.

Date of Information

This AIF is dated March 24, 2021. Unless otherwise stated, all information in this AIF is provided as of December 31, 2020.

Reporting Currency and Financial Information

Unless otherwise specified, all references to dollar amounts or $ are United States dollars. Any references to C$ mean Canadian dollars.

All financial information presented in this AIF was prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Non-IFRS Measures

Equinox Gold has presented certain non-IFRS measures in this document, as more particularly described below. Equinox Gold believes these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to the information provided by other issuers.

Please see the information under the heading Non-IFRS Measures in Equinox Gold’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2020, which section is incorporated by reference in this AIF, for a reconciliation of total cash costs and all-in sustaining costs (AISC).

Glossary of Terms and Measurement Conversion

Refer to the section Glossary of Terms in this AIF for definitions of certain scientific or technical terms used in this AIF that may be useful for your understanding of this document.

In this AIF metric units are used with respect to all our mineral properties, unless otherwise indicated. Refer to the section Measurement Conversion in this AIF for conversion rates from imperial measures to metric units and from metric units to imperial measures.

Annual Information Form

Cautionary Notes and Forward-Looking Statements

Certain statements contained in this Circular may constitute “forward-looking statements” or “forward-looking information” (collectively, forward-looking statements) within the meaning of applicable securities legislation and may include future-oriented financial information. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements and forward-looking information in this AIF relate to, among other things: statements relating to the Premier Transaction and the Company’s ability to successfully complete the transaction and the benefits contemplated thereby, statements relating to the timing of project development and construction, the timing and amount of expected future production, the costs of future production and expenditures, expected development and construction and related timelines expected acquisitions, operation and exploration plans, timing and completion of preliminary economic assessments and feasibility studies, mine life extensions, expected benefits of financings, dividend distribution, use of proceeds, ability to cover debt obligations, overhead and operating costs, ability to obtain lending arrangements, ability to provide returns, risk management, increase of share price and liquidity, increase of gold price and risks relating to widespread epidemics or pandemic outbreaks, including the duration, extent and other implications of the novel coronavirus (COVID-19) and any related restrictions, regulations and suspensions with respect to the Company’s operations. Forward-looking statements or information are generally identified by the use of the words “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated”, “target”, “objective” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, “should”, “will be taken” or “be achieved”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.

The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: the consummation and timing of the Premier acquisition; the strengths, characteristics and potential of Equinox Gold following the Premier acquisition; Equinox Gold’s ability to achieve the production, cost and development expectations outlined in the Hardrock feasibility study; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Santa Luz and Los Filos being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this AIF.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this AIF and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain

Annual Information Form

insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company’s MD&A dated March 19, 2021 for the year-ended December 31, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR. Forward-looking statements and information are designed to help readers understand management’s views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation and does not intend to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this AIF are expressly qualified in their entirety by this cautionary statement.

Scientific and Technical Information

Unless otherwise stated, the technical disclosure in this AIF is derived from and in some instances is an extract from, the technical reports (collectively, the Technical Reports) prepared for those properties in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101). The summaries of the Technical Reports contained in this AIF do not purport to be complete summaries of the Technical Reports, are subject to all the assumptions, qualifications and procedures set out in the Technical Reports and are qualified in their entirety with reference to the full text of the Technical Reports. Each of the authors of the Technical Reports is independent of the Company within the meaning of NI-43-101 and is a “Qualified Person”, as such term is defined in NI 43-101.

The Technical Reports are as follows:

1.

The technical report for the Los Filos Mine Complex (Los Filos) entitled “Independent Technical Report for the Los Filos Mine Complex, Mexico”, dated March 11, 2019 and having an effective date of October 31, 2018, (the Los Filos Technical Report) prepared by SRK Consulting (Canada) Inc. (SRK). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Gilles Arseneau, P.Geo., Eric Olin, RM-SME, Tim Olson, FAusIMM, Neil Winkelmann, FAusIMM and the late Maritz Rykaart, P.Eng., each of whom is, and in the case of Mr. Rykaart, was, employed by SRK or an affiliate thereof; Neil Lincoln, P.Eng. of Lycopodium Minerals Canada Ltd.; and David Nicholas, P.E. of Call and Nicholas Inc.

2.

The technical report for the Aurizona Gold Mine (Aurizona) entitled “Technical Report on the Aurizona Gold Mine Maranhão, Brazil”, dated April 27, 2020 and having an effective date of January 24, 2020, (the Aurizona Technical Report) prepared by AGP Mining Consultants Inc. (AGP). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Eleanor Black, P.Geo. and Trevor Rabb, P.Geo, of Equity Exploration Consultants Ltd. (EEC); and Neil Lincoln, P.Eng. and Gordon Zurowski, P.Eng. of AGP.

Annual Information Form

3.

The technical report for the Mesquite Gold mine (Mesquite) entitled “Technical Report on the Mesquite Gold Mine, California, U.S.A”, dated April 27, 2020 and having an effective date of December 31, 2019, (the Mesquite Technical Report) prepared by AGP. The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Bruce Davis, FAusIMM of BD Resource Consulting, Inc.; Nathan Robison, PE, of Robison Engineering Company; Ali Shahkar, P.Eng., of Lions Gate Geological Consulting Inc.; Robert Sim, P.Geo. of SIM Geological Inc.; Jefferey Woods, SME MMAS, of Woods Process Services LLC; and Gordon Zurowoski, P.Eng. of AGP.

4.

The technical report for the Fazenda Gold Mine (Fazenda) entitled “Technical Report on the Fazenda Brasileiro Mine, Bahia State, Brazil”, dated March 26, 2020 with an effective date as of May 31, 2018, (the Fazenda Technical Report) prepared by Roscoe Postle Associates Inc. (RPA). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Mark B. Mathisen, C.P.G., H.M. Miranda, MBA, ChMC (RM), R.L. Michaud, P.Eng., and A.P. Hampton, P.Eng., each of RPA.

5.

The technical report for the RDM Gold Mine (RDM) entitled “Technical Report on the Riacho dos Machados Gold Mine, Minas Gerais, Brazil”, dated March 27, 2020 with an effective date of May 31, 2018, (the RDM Technical Report), prepared by RPA. The Qualified Persons who prepared or supervised the preparation of the information contained in the report are H.M. Miranda, MBA, ChMc (RM), M.B. Mathisen, C.P.G. and K.A. Altman, Ph.D., P.E., each of RPA.

6.

The technical report for the Castle Mountain Gold Mine (Castle Mountain) entitled “Technical Report on the Castle Mountain Project Feasibility Study”, dated March 17, 2021 with an effective date of February 26, 2021, (the Castle Mountain Technical Report), prepared by M3 Engineering & Technology Corporation (M3). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are G. Secrest, P.E. and L Tahija, P.E. of M3 E; Eleanor Black, P. Geo and Trevor Rabb, P. Geo of EEC; J. Nilsson, P.Eng of Nilsson Mine Services Ltd.; and D. Bartlett of Geo-Logic Associates Inc.

7.

The technical report for the Santa Luz Project (Santa Luz) entitled “NI 43-101 Technical Report on the Santa Luz Project, Bahia State, Brazil”, dated November 30, 2020 with an effective date of June 30, 2020, (the Santa Luz Technical Report), prepared by RPA and Ausenco Engineering Canada Inc. (Ausenco). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are H.R.A. Filho, MAusIMM(CP), of Equinox Gold; M.B. Mathisen, C.P.G. and R.L. Michaud, P.Eng., each of RPA; and Stephen La Brooy, FAusIMM and Tommaso R. Raponi, P.Eng., each of Ausenco.

All of the Technical Reports are available for download on the Company’s website at www.equinoxgold.com. The Los Filos Technical Report is available for download on the SEDAR profile of Leagold Mining Corporation (Leagold) at www.sedar.com. All of the other technical reports are available for download on Equinox Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR.

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources

Information about mineral reserve and resource estimates in this AIF has not been prepared in accordance with the requirements of U.S. securities laws. The technical information in this AIF has been prepared in accordance with Canadian reporting standards and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and resource estimates contained in this AIF have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves (CIM Definition Standards). Canadian standards, including NI 43-101, differ significantly from the historical requirements of the Securities and Exchange Commission (the SEC), and mineral reserve and resource estimates contained in this AIF, or incorporated by reference, may not be comparable to similar information disclosed by U.S. companies.

Annual Information Form

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC (the SEC Modernization Rules). The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. U.S. companies must provide disclosure on mineral properties under the SEC Modernization Rules for fiscal years beginning January 1, 2021 or later. Under the SEC Modernization Rules, the definitions of proven mineral reserves and probable mineral reserves have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources which are also substantially similar to the corresponding CIM Definition Standards; however, there are still differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Therefore, the Company’s mineral resources and reserves as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC Modernization Rules.

Annual Information Form

CORPORATE STRUCTURE

Incorporation

Equinox Gold is a company incorporated under the British Columbia Business Corporations Act (the BCBCA) on March 23, 2007, as “Waterloo Resources Ltd.” Subsequently the Company’s name was changed as follows:

From	To	Date	Reason for Name Change

Waterloo Resources Ltd.	Lowell Copper Ltd.	July 9, 2013	Reverse take-over transaction

Lowell Copper Ltd.	JDL Gold Corp.	October 6, 2016	Plan of arrangement[1] between Lowell Copper Ltd., Gold Mountain Mining Corporation and Anthem United Inc.

JDL Gold Corp.	Trek Mining Inc.	March 30, 2017	Plan of arrangement[1] between JDL Gold Corp. and Luna Gold Corp. (the Luna Combination)

Trek Mining Inc.	Equinox Gold Corp.	December 22, 2017	Plan of arrangement[1] between Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp. (NewCastle-Anfield Transaction)

Note:

1.	Court approved plan of arrangement pursuant to the BCBCA.

Company Address

Equinox Gold’s head and registered offices are located at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Capital Structure

The Company is authorized to issue an unlimited number of common shares without par value (Common Shares). As at March 23, 2021, there are 242,819,692 Common Shares issued and outstanding. The holders of Common Shares are entitled to: (i) one vote per common share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of Equinox Gold; and (iii) receive a pro rata share of the assets of Equinox Gold available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of Equinox Gold. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

In August 2019, the Company completed a consolidation of its outstanding Common Shares on the basis of one post-Consolidation Common Share for every five pre-consolidation Common Shares (the Consolidation). The Company’s convertible securities were adjusted pursuant to the arrangement and have been reported in this document on an as adjusted basis, unless stated otherwise.

Reporting Issuer

Equinox Gold is a reporting issuer or the equivalent in all of the provinces and territories of Canada. Equinox Gold’s Common Shares are listed and traded on the Toronto Stock Exchange (TSX) and NYSE American Stock Exchange (NYSE American) under the symbol “EQX”. Certain of Equinox Gold’s warrants are listed and traded on the TSX under the symbol “EQX.WT”. Equinox Gold’s fiscal year end is December 31.

Transfer Agents and Registrar

The transfer agent and registrar for the Common Shares is Computershare. The register of transfers of the Common Shares is maintained by Computershare at its offices in Vancouver, British Columbia.

Annual Information Form

Dividends

Equinox Gold has not, since the date of its incorporation, declared or paid any cash dividends on its Common Shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on Equinox Gold’s financial condition and such other factors as the board of directors (Board) considers appropriate.

Market for Securities

The Common Shares are listed and posted for trading on the TSX in Canada under the symbol “EQX” and the NYSE American in the USA under the symbol “EQX”. The following tables outline the share price trading range and volume of shares traded by month in 2020.

TSX

2020[1]	High (C$)	Low (C$)	Total Volume (‘000 shares)	Average Daily Volume (‘000 shares)
January	11.51	9.61	10,598	482
February	13.52	9.15	12,744	671
March[2]	12.13	6.60	47,366	2,153
April	12.17	9.34	33,380	1,590
May	13.09	11.52	24,083	1,204
June	15.50	11.92	30,321	1,378
July	16.50	14.54	20,233	920
August	17.99	15.39	23,105	1,155
September	17.50	14.54	36,653	1,745
October	17.25	13.94	12,738	607
November	15.40	12.22	17,839	849
December	13.76	12.33	18,293	871

Notes:

1.	Source: TMX InfoSuite.

2.	Leagold merger completed March 10, 2020.

NYSE American

2020[1]	High ($)	Low ($)	Total Volume (‘000 shares)	Average Daily Volume (‘000 shares)

January	8.95	7.31	7,400	352

February	10.30	6.72	9,322	491

March[2]	9.09	4.63	26,872	1,222

April	8.78	6.58	58,460	2,784

May	9.47	8.16	35,250	1,763

June	11.40	8.82	37,705	1,714

July	12.35	10.75	35,960	1,635

August	13.66	11.56	37,126	1,768

September	13.39	11.02	37,639	1,792

October	13.07	10.46	17,628	801

November	11.84	9.38	25,879	1,294

December	10.70	9.64	26,259	1,194

Notes:

1.	Source: TMX InfoSuite.

2.	Leagold merger completed March 10, 2020.

Annual Information Form

Subsidiaries

The following chart illustrates the Company’s principal subsidiaries as at the date of this AIF together with the jurisdiction of incorporation or organization of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s mines and development projects. Unless indicated otherwise, each subsidiary is 100% owned by the Company.

Equinox Gold Corp.
(British Columbia)
NewCastle Gold Ltd. (British Columbia)
Luna Gold Corp. (Canada)
Leagold Mining Corporation (British Columbia)
Telegraph Gold Inc. (British Columbia)
Aurizona Goldfields Corporation (Canada)
Leagold LatAm Holdings B.V.
Leagold (Barbados) Holdings Ltd.
MXN Silver Corp.
Leagold Netherlands B.V.
Leagold (BC) Holding Corp. (British Columbia)
99.99%
99.99%
Leagold Mexico S.A.P.I de C.V.
0.01%
Solus HoldCo Inc. (Delaware)
Luna Gold Pesquisas Minerais LTDA
Mineração Aurizona S.A.
16%
Solus AcquireCo Inc. (Delaware)
Aurizona Mine
99.99%
99.99%
99.99%
Mina Leagold Los Filos S.A.P.I de C.V.
0.01%
Viceroy Gold Corporation (Delaware)
Mesquite Gold Mine Inc. (Nevada)
0.01%
84%
0.01%
0.01%
Castle Mountain Venture, GP (California)
Western Goldfields (USA) Inc. (Nevada)
Exploradora de Yacimientos Los Filos S.A. de C.V.
Minera Thesalia, S.A. de C.V.
Desarollos Mineros San Luis S.A. de C.V.
0.01%
Western Mesquite Mines, Inc. (Nevada)
Los Filos Mine
Castle Mountain Project (California)
Administracion Los Filos, S.A.P.I de C.V.
Mesquite Mine (California)
Leagold RDM Holdings B.V.
Leagold Fazenda Holdings B.V.
Leagold Santa Luz Holdings B.V.
Leagold Pilar Holdings B.V.
Leagold Finance II B.V.
99.99999%
1%
99%
1%
99%
0.1%
99.9%
0.000001%
Mineracao Riacho Dos Machados Ltda
Fazenda Brasileiro Desenvolvimento Mineral Ltda
Santa Luz Desenvolvimento Mineral Ltda
Pilar de Goias Desenvolvimento Mineral S.A.
Riacho Dos Machandos Mine
Fazenda Brasileiro Mine
Santa Luz Project
Pilar de Goias / Caimar Project
Legend
Canada
United States
The Netherlands
Mexico
Brazil
Barbados

Annual Information Form

GENERAL DEVELOPMENT OF THE BUSINESS

Business of Equinox Gold

Equinox Gold is a growth-focused mining company delivering on its strategy of becoming The Premier Americas Gold Producer. The Company is principally engaged in the operation, development and exploration of gold projects. The Company has quickly grown from a single-asset developer to a multi-asset gold producer with seven operating gold mines as at the date of this AIF. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil.

Equinox Gold was created with the strategic vision of building a company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above-average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and look for opportunities to acquire other companies, producing mines and/or development projects that fit the Company’s portfolio and strategy.

Equinox Gold’s material producing assets are Los Filos in Guerrero State, Mexico, Aurizona in Maranhão State, Brazil, Mesquite and Castle Mountain in California State, USA, Fazenda in Bahia State, Brazil, and RDM in Minas Gerais State, Brazil. Santa Luz in Bahia State, Brazil is in construction and is also a material asset. Together Equinox Gold’s material producing assets and Santa Luz are referred to in this AIF as the Equinox Gold Projects. The Equinox Gold Projects are all 100% owned by the Company. Equinox Gold also has 100% ownership of Pilar in Goiás State, Brazil. Pilar is a producing mine but is not considered a material project.

Equinox Gold produced 477,186 ounces of gold in 2020 at cash costs of $847 per ounce of gold sold and AISC of $1,027 per ounce of gold sold. The Company released 2021 production guidance on February 9, 2021, estimating production of 600,000 to 665,000 ounces of gold for the year at cash costs of $940 to $1,000 per ounce of gold sold and AISC of $1,190 to $1,275 per ounce of gold sold. Guidance is intended to provide baseline estimates from which investors could assess the Company’s expectations for its production and operating costs for the year. The Company may revise its expectations during the year to reflect changes to expected results, including from current and potential effects on operations related to the COVID-19 pandemic.

Three Year History

Year Ended December 31, 2018

In January 2018, the Board approved the start of full-scale construction at Aurizona. Later that month Equinox Gold announced that Pacific Road Resources Funds (Pacific Road) had provided notice to Equinox Gold of the exercise of Pacific Road’s non-dilution rights in connection with the NewCastle-Anfield Transaction pursuant to a pre-existing investment agreement dated May 7, 2015. Equinox Gold subsequently issued, on a pre-Consolidation basis, 21 million Common Shares to Pacific Road for total consideration of $15.2 million.

In July 2018, Equinox Gold completed a pre-feasibility study for Castle Mountain. The pre-feasibility study outlined the design of a two-phase heap leach and mill gold mine. A NI 43-101 compliant technical report summarizing the results of the pre-feasibility study was subsequently filed in August 2018.

In August 2018, Equinox Gold completed the spinout of its copper assets into a newly incorporated subsidiary named Solaris Copper Inc., now Solaris Resources Inc. (Solaris), by way of a court approved plan of arrangement under the BCBCA. Prior to closing of the arrangement, Equinox Gold completed an internal reorganization whereby certain

Annual Information Form

assets of Equinox Gold were transferred to Solaris. Prior to the internal reorganization, Equinox Gold held the only issued and outstanding Solaris shares. Pursuant to the arrangement agreement dated June 20, 2018 between Solaris and Equinox Gold, Equinox Gold shareholders received: (i) one new Common Share of Equinox Gold in exchange for each Common Share held; and (ii) one-tenth of a Solaris common share for each Common Share held. Equinox Gold warrants, options and restricted share units were also adjusted pursuant to the arrangement. Following completion of the transaction, Equinox Gold had ownership and control over 29,775,514 Solaris shares, representing 40% of the issued and outstanding Solaris shares, with the remainder held by Equinox Gold shareholders.

In August 2018, AngloGold Ashanti Holdings plc (AngloGold) terminated the earn-in joint venture at Equinox Gold’s Aurizona greenfields concessions in Brazil. As such, Equinox Gold retained its 100% interest in the greenfield concessions and received all exploration data acquired through AngloGold’s exploration activities.

In August 2018, Equinox Gold completed the sale of its interest in the Koricancha Mill in Peru to Inca One Gold Corp. (Inca One) for gross consideration of $12.1 million, payable in:

●	51.3 million common shares of Inca One (representing a 19.99% interest) valued at $2.0 million;

●	A $6.8 million promissory note payable in (i) three annual installments of $1.9 million in cash or shares of Inca One, and (ii) one installment of $1.1 million in cash two years from closing; and

●	Certain working capital adjustments estimated at $1.1 million payable in cash to Equinox Gold within three years from closing and certain additional recoverable taxes as collected.

In connection with the transaction, a 3.5% stream on gold production from Koricancha was extinguished with payment to the stream holder of: (i) 51.3 million common shares of Inca One valued at $2.0 million and issued directly to the stream holder by Inca One; and (ii) $1.9 million in cash two years from closing to be paid by Equinox Gold to the stream holder. Equinox Gold also granted to the stream holder a put option, which, if exercised, would require Equinox Gold to purchase from the stream holder the above-mentioned Inca One shares issued on settlement of the stream at a price of C$0.068 per Inca One common share. The put option is exercisable from August 21, 2021 until such time as all of the Inca One shares have either been put back to Equinox Gold or sold by the stream holder. Exercise of the put option is subject to Equinox Gold not owning more than 19.99% of Inca One subsequent to such exercise.

In October 2018, Equinox Gold completed its acquisition of Mesquite (the Mesquite Mine Acquisition). Pursuant to the share purchase agreement dated September 19, 2018 between Equinox Gold’s wholly-owned U.S. subsidiary, Solius Acquireco Inc. (Solius Acquireco), Equinox Gold and New Gold Inc. (New Gold), Equinox Gold acquired all of the outstanding shares of New Gold Mesquite Inc., a subsidiary of New Gold, for cash consideration of $158 million subject to certain post-closing adjustments.

In conjunction with the Mesquite Mine Acquisition, Equinox Gold closed brokered and non-brokered private placements of subscription receipts at a price of C$0.95 per subscription receipt (on a pre-Consolidation basis) for aggregate gross proceeds of approximately $75 million (the Mesquite Private Placements). The brokered private placement consisted of, on a pre-Consolidation basis, 34,215,000 subscription receipts issued pursuant to an underwriting agreement entered into with a syndicate of banks (the Mesquite Underwriting Agreement). The non-brokered private placement financing consisted of, on a pre-Consolidation basis, 68,416,603 subscription receipts issued to investors. The subscription receipts were created pursuant to a subscription receipt agreement dated October 12, 2018 among Equinox Gold, Scotia Capital Inc., BMO Nesbitt Burns Inc. and Computershare Trust Company of Canada. Each subscription receipt entitled the holder to receive automatically one Common Share upon closing of the Mesquite Mine Acquisition. In connection with the Mesquite Underwriting Agreement, Equinox Gold paid to the underwriters a cash fee of approximately 5% of gross proceeds of the bought deal private placement. In

Annual Information Form

connection with the non-brokered private placement, Equinox Gold paid fees totalling approximately $566,000 to certain arm’s length finders.

Ross Beaty invested C$13 million in the Mesquite Private Placements to purchase, on a pre-Consolidation basis, an additional 13,684,211 subscription receipts, each of which converted to one Common Share upon closing of the Mesquite Mine Acquisition.

In order to finance the Mesquite Mine Acquisition Equinox Gold secured, in addition to the Mesquite Private Placements, (i) a $100 million acquisition credit facility (the Scotia Facility) pursuant to a credit agreement dated October 30, 2018 between Solius Acquireco and a syndicate of lenders led by The Bank of Nova Scotia (the Scotia Credit Agreement); and (ii) a $20 million credit facility (the Second Sprott Facility) pursuant to a credit agreement dated October 30, 2018 between Equinox Gold and Sprott Private Resource Lending (Collector), LP (Sprott). The Scotia Facility had a four-year term, incurred interest at an annual rate of 3.75% plus US 3-month LIBOR for the first six months, with such rate fluctuating thereafter based on a leverage ratio. The Scotia Facility was to be repaid in equal quarterly installments commencing six months after the closing date. The Scotia Facility was subsequently converted to the Revolving Credit Facility (as defined herein), and was subsequently repaid in full in 2019, all as further described in the sections entitled Three Year History - Year Ended December 31, 2019 and Three Year History - Recent Developments. The Second Sprott Facility had a 4.25-year term, incurred interest at an annual rate of 6.50% plus the greater of US 3-month LIBOR or 1.50% and was to be repaid in quarterly installments commencing on December 31, 2020. In connection with the Second Sprott Facility, Equinox Gold issued to Sprott, on a pre-Consolidation basis, 1.75 million Common Shares, and was required to amend the First Sprott Facility to provide for the issuance to Sprott of 875,000 common share purchase warrants at an exercise price of C$1.14 (C$5.70 on a post-Consolidation basis) for a term of 4.25 years. The Second Sprott Facility was repaid in full in April 2019 as described further in the section entitled Three Year History - Year Ended December 31, 2019.

Year Ended December 31, 2019

In April 2019, Equinox Gold closed a strategic investment with Mubadala Investment Company (Mubadala), the Government of Abu Dhabi’s sovereign wealth fund, whereby Mubadala purchased $130 million of convertible notes (the Notes) from Equinox Gold. The Notes have a 5-year term, bear interest at a fixed rate of 5% per year payable quarterly in arrears, and are convertible at the holder’s option into Common Shares at a fixed conversion price of $1.05 ($5.25 on a post-Consolidation basis). The Mubadala investment contemplates the potential issuance, on a post-Consolidation basis, of up to 24.7 million Common Shares, should the Notes be converted in full. Of the total gross proceeds of $130 million, $120 million was immediately available at closing and used to re-pay in full the $85 million First Sprott Facility and the $20 million Second Sprott Facility, to terminate the associated Aurizona production-linked payment obligation to Sprott and for certain other transaction fees and expenses. Remaining proceeds from the Notes were released to the Company in late June 2019 upon the achievement of certain conditions. The Company and the holder of the Notes have certain early redemption and other rights as more particularly described in the Notes and associated debenture. Equinox Gold and Mubadala also entered into an agreement providing Mubadala, among certain other rights, standard non-dilution rights and the right to a nominee on the Company’s Board. Equinox Gold appointed Mubadala’s nominee, Mohamed Alsuwaidi, to the Company’s Board subsequent to the Company’s annual general meeting on May 1, 2019. On August 1, 2019, Tim Breen was appointed to the Company’s Board as Mubadala’s nominee following Mohamed Alsuwaidi’s promotion to a different branch of the Mubadala group.

In April 2019, Equinox Gold also converted the $100 million Scotia Facility into a new senior secured $130 million corporate revolving credit facility (the Revolving Credit Facility) with the same syndicate of lenders led by The Bank of Nova Scotia. The Revolving Credit Facility was to mature on October 30, 2022, at which date it was to be repaid in full, and incurred interest at an annual rate of LIBOR plus 2.5% to 4%, subject to certain leverage ratios. Under the

Annual Information Form

terms of the Revolving Credit Facility, $100 million was immediately available at closing. The additional $30 million was made available to the Company in late June 2019 upon the achievement of certain conditions. Equinox Gold also arranged a one-year, unsecured $20 million revolving credit facility with the Company’s Chairman, Ross Beaty, (the Beaty Facility) to provide short-term bridge financing that incurred interest at an annual rate of 8%. In October 2019, the principal and interest of the Beaty Facility was repaid. The Revolving Credit Facility was repaid in full in March 2020 as described further in the section entitled Recent Developments.

In May 2019, following the Mubadala investment, Pacific Road exercised its pre-existing non-dilution right related to an investment agreement dated May 7, 2015 and Equinox Gold issued approximately $9.66 million in convertible notes to Pacific Road on the same terms as the Notes issued to Mubadala.

In May 2019, the Company sold its Elk Gold Property in British Columbia, Canada to Bayshore Minerals Incorporated for total consideration of C$10 million payable as C$1 million in cash and C$9 million in a first ranking secured promissory note payable in annual installments of C$3 million commencing two years from closing.

In June 2019, pursuant to the terms of a secured convertible debenture in favour of Sandstorm Gold Ltd. (Sandstorm), the Company settled a payment of $9.0 million in principal and $1.5 million in accrued interest by issuing, on a pre-Consolidation basis, 11,139,175 Common Shares of the Company to Sandstorm at a price of C$1.23 per share (2.2 million Common Shares at C$6.15 per share on a post-Consolidation basis).

In July 2019, commercial production was achieved at Aurizona.

In August 2019, the Company completed the consolidation of its Common Shares at a ratio of five pre-Consolidation Common Shares for one post-Consolidation Common Share. No fractional Common Shares were issued in connection with the Consolidation.

In September 2019, the Company commenced trading on the NYSE American under ticker symbol “EQX” and the Company’s shares ceased trading on the OTC Markets.

In October 2019, the Company commenced full-scale Phase 1 construction at Castle Mountain.

In November 2019, the Company graduated from the TSX Venture Exchange to the TSX. The Company’s shares and warrants commenced trading on the TSX at market open on November 25, 2019 under the same ticker symbols of “EQX” and “EQX.WT”, respectively.

In December 2019, the Company announced that it had entered into a definitive agreement to combine its business with Leagold (the Leagold Transaction). Pursuant to the Leagold Transaction, Leagold shareholders would receive 0.331 of an Equinox Gold share for each Leagold share held. Upon closing of the Leagold Transaction, Equinox Gold and Leagold shareholders would own approximately 55% and 45% of the combined company, respectively, on an issued share basis. Concurrent with the Leagold Transaction, the Company arranged a $670 million financing package (the Combination Financing) comprising a $40 million at-market equity issuance, of which Ross Beaty purchased $36 million, a $130 million subordinated 5-year convertible debenture issued to Mubadala bearing interest at 4.75% and convertible into Common Shares at a fixed price of $7.80 per share, a $400 million senior corporate revolving credit facility and a $100 million senior term loan each bearing interest at a rate of 1.50% to 2.75% per annum depending on leverage ratios (collectively, the Second Scotia Facility).

Annual Information Form

Year Ended December 31, 2020

On January 28, 2020, Equinox Gold and Leagold securityholders approved all matters voted on at their respective special meetings held to consider the Leagold Transaction.

On March 10, 2020, the Company completed the Leagold Transaction, the Combination Financing and the Second Scotia Facility. The combined company continued as Equinox Gold with no change to its ticker symbols. A total of 101,108,256 Common Shares were issued on completion of the Leagold Transaction and the Combination Financing. The funds from the Combination Financing were used in part to repay in full Equinox Gold’s Revolving Credit Facility and Leagold’s existing debt and for certain other transaction related fees and expenses. The Company filed a business acquisition report for the Leagold Transaction on May 14, 2020.

On March 31, 2020, the Company issued its production and cost guidance for 2020.

On April 2, 2020, the Company announced the temporary suspension of mining activities at Los Filos in compliance with government restrictions related to the COVID-19 pandemic. The Company was also required to temporarily suspend operations at RDM and Pilar in compliance with government restrictions related to COVID-19.

On April 9, 2020, Pacific Road exercised its pre-existing non-dilution right pursuant to an investment agreement and acquired 461,947 Common Shares for proceeds to the Company of $2.85 million and $9.28 million aggregate principal amount of 5-year convertible notes on the same terms as the notes issued to Mubadala in the Combination Financing.

On May 7, 2020, the Company announced the results of a preliminary economic assessment (PEA) for the development of an underground mine at Aurizona, contemplating the design of an underground mine that could be operated concurrently with the existing open-pit mine. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized. Based on the results of the PEA, Equinox Gold also announced its intention to continue to advance studies focused on underground development in order to complete a pre-feasibility for the underground mine.

At the Company’s Annual General Meeting on May 15, 2020, shareholders approved all of the matters voted on at the meeting and re-appointed Ross Beaty as Chairman and Lenard Boggio, Tim Breen, Gordon Campbell, Wesley Clark, Marshall Koval, Peter Marrone and Neil Woodyer as directors. Christian Milau and Maryse Bélanger were appointed as new directors.

The Company filed updated technical reports related to Aurizona and Mesquite on May 13, 2020, and for Santa Luz on November 30, 2020. Mineral Reserve and Mineral Resource estimates for each of the material properties is outlined in the section entitled Mineral Projects.

On June 5, 2020, the Company announced the retirement of Mr. Neil Woodyer from the Board.

On August 10, 2020, Equinox Gold updated its 2020 guidance primarily to reflect the effect of government-mandated restrictions related to COVID-19. Updated guidance estimated 2020 production of 470,000 to 530,000 ounces of gold at AISC of $975 to $1,025 per ounce of gold sold.

On September 1, 2020, Doug Reddy was promoted from EVP Technical Services to Chief Operating Officer upon the retirement of the Company’s previous Chief Operating Officer.

Annual Information Form

On September 4, 2020, the Company announced the suspension of mining and development activities at Los Filos due to a blockade by members of one of the three communities from which the mine draws much of its workforce. The blockade was removed in late December, access to the mine was restored and the Company began a staged restart of operations.

On September 19, 2020, the Company announced the completion of Phase 1 construction at Castle Mountain; first gold pour was subsequently announced on October 15, 2020 with commercial production announced on November 23, 2020.

On November 2, 2020, the Company announced the appointment of Dr. Sally Eyre to the Board, concurrent with Mr. Peter Marrone’s resignation from the Board.

On November 9, 2020, the Company withdrew Los Filos 2020 production guidance to reflect the effect of the community blockade, which suspended mining and development activities from September 3 to December 23, 2020.

On November 9, 2020, the Company announced Board approval to commence full construction of Santa Luz with an approved construction budget of $103 million. The work is expected to be finished by the end of 2021, with first gold pour targeted for Q1 2022.

On December 16, 2020, the Company announced it had entered in a definitive agreement (Agreement) with Premier Gold Mines Limited (Premier) whereby Equinox Gold will acquire all of the outstanding shares of Premier, with each Premier shareholder receiving 0.1967 of a Common Share of Equinox Gold for each Premier share held. Equinox Gold will retain Premier’s interest in the construction-ready Hardrock Mine Project (Hardrock) in Ontario, Canada, the producing Mercedes Mine in Mexico, and the exploration-stage Hasaga and Rahill-Bonanza properties in Ontario. Concurrently, Premier will spin-out to its shareholders shares of a newly created US-focused gold production and development company to be called i-80 Gold Corp. (i-80 Gold, and together with the Agreement, the Premier Transaction) that will own Premier’s South-Arturo and McCoy-Cove properties and will complete Premier’s previously announced acquisition of the Getchell Project. Prior to or concurrent with closing of the Premier Transaction, i-80 Gold intends to conduct a financing of up to $75 million. Equinox Gold has committed to subscribe for 30% of the aggregate amount of the financing up to a maximum subscription amount of $22.5 million.

Recent Developments

On January 18, 2021, the Company announced positive drill results from the Piaba Underground and Genipapo targets at Aurizona and provided an overview of its 2021 exploration program at Aurizona.

On February 9, 2021, the Company issued production guidance of 600,000 to 665,000 ounces of gold for 2021 at cash costs of $940 to $1,000 per ounce of gold sold and AISC of $1,190 to $1,275 per ounce of gold sold. Sustaining capital guidance of $178 million with non-sustaining capital guidance of $249 million reflects a year of significant investment at the Company’s portfolio of assets with the objective of increased production and mine life extension. Both production and cost guidance will be updated to include the Mercedes mine and Hardrock following completion of the proposed Premier Transaction.

On February 23, 2021, the shareholders and optionholders of Premier voted 99.9% to approve the Premier Transaction. The Premier Transaction had previously been unanimously approved by the respective directors of Equinox Gold and Premier and is expected to close around the end of the first quarter of 2021, subject to certain regulatory approvals, including the approvals of the Mexican Comisión Federal de Competencia Económica, the TSX and the NYSE American, and other customary closing conditions. On closing of the Premier Transaction, existing Equinox Gold and Premier shareholders will own approximately 84% and 16% of Equinox Gold, respectively, and

Annual Information Form

Equinox Gold and existing shareholders of Premier will own approximately 30% and 70% of i-80 Gold, respectively, on an issued share basis.

On March 1, 2021, Equinox Gold announced that it has entered in an agreement with an affiliate of the Orion Mine Finance Group (Orion) to acquire 10% from Orion’s current interest in Hardrock (the Hardrock Transaction) for consideration of:

●	Payment on closing of $51 million, of which up to $41 million can be paid in Common Shares, at Equinox Gold’s option; and

●	Assumption of certain contingent payment obligations comprising:

o	$5 million in cash 24 months after a positive mine construction decision for Hardrock; and

o

delivery of approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after production milestones of 250,000 ounces, 500,000 ounces and 700,000 ounces from Hardrock.

The Hardrock Transaction is subject to closing of the Premier Transaction. Upon completion of both the Hardrock Transaction and the Premier Transaction, Equinox Gold will own 60% of Hardrock.

On March 17, 2021, the Company completed the first tranche of a non-brokered private placement (the “Private Placement”) of subscription receipts at a price of C$10.00 per subscription receipt for gross proceeds of C$67.9 million. The second tranche of the Private Placement is expected to close in late March 2021, for total proceeds to the Company of up to C$75 million. The Private Placement is in conjunction with the expected closing of the acquisition of Premier Gold. Each subscription receipt entitles the holder to receive one common share of Equinox Gold. Certain of the Company’s executives and directors subscribed for C$40.4 million in subscription receipts which are related party transactions. No finders fees or commissions were paid in connection with the financing. Proceeds of the financing will be used for general working capital purposes.

On March 22, 2021, Equinox Gold announced the results of a Feasibility Study for the Phase 2 expansion at Castle Mountain. On a standalone basis, the Phase 2 expansion is expected to produce 3.2 million ounces of gold and increase Castle Mountain production to an average of 220,000 ounces per year for 14 years. Total life-of-mine production at Castle Mountain, including Phase 1 operations and end of mine life rinsing of the leach pad, is estimated at 3.4 million ounces of gold. A NI 43-101 technical report summarizing the results of the Feasibility Study was filed on March 23, 2021.

Annual Information Form

DESCRIPTION OF THE BUSINESS

Equinox Gold is a growth-focused mining company delivering on its strategy of building a company that is responsibly and safely producing more than one million ounces of gold annually. The Company significantly increased both its scale and asset diversification in March 2020 through completion of the Leagold Transaction, which brought four producing mines, a development project and an expansion project to its asset portfolio. For continued growth the Company intends to expand production from its current asset base through exploration and development and will look for opportunities to acquire other companies, producing mines and/or development projects that fit the Company’s portfolio and strategy.

Equinox Gold’s operating mines and development projects are as follows:

Name of Mineral Property	Ownership	Location	Status
Los Filos Mine Complex	100%	Guerrero State, Mexico	Producing Expansion project underway

Aurizona Gold Mine	100%	Maranhão State, Brazil	Producing Reviewing potential for underground development

Mesquite Gold Mine	100%	California State, USA	Producing

Fazenda Gold Mine	100%	Bahia State, Brazil	Producing

RDM Gold Mine	100%	Minas Gerais State, Brazil	Producing

Pilar Gold Mine	100%	Goiás State, Brazil	Producing

Castle Mountain Gold Mine	100%	California State, USA	Phase 1 Producing Phase 2 expansion project underway

Santa Luz Project	100%	Bahia State, Brazil	Construction underway

Equinox Gold’s material assets are Los Filos, Aurizona, Mesquite, Fazenda, RDM, Castle Mountain and Santa Luz.

Principal Products

Equinox Gold’s principal product is gold doré. The principal buyers of gold doré produced from Equinox Gold’s mines, once refined, are international bullion banks, traders and refiners themselves. However, there is a worldwide market for gold into which Equinox Gold could sell its gold and, as a result, Equinox Gold is not dependent on a particular purchaser with regard to the sale of gold, silver or other metals which it produces.

Community Engagement and Investment

Equinox Gold understands that local communities are important stakeholders in our business activities. We seek to understand and react appropriately to their interests. We believe that mining projects can provide significant economic benefits and social development opportunities for local communities that can endure well beyond the life of a project. Equinox Gold offers training programs and is committed to hiring locally. The Company also supports development initiatives that meet the needs and priorities of local communities with the objective of leaving a legacy of improved infrastructure, skills development and more sustainable communities.

Equinox Gold engages in early, frequent and transparent dialogue with stakeholders as a means to build trust and provide a space for collaboration and long-term commitment. The Company maintains formal systems to identify stakeholders and communities of interest and strives to maintain strong local relationships by meeting regularly with host communities to discuss activities, report on environmental performance and discuss concerns. At all of the Company’s mine sites dedicated community departments seek local feedback, particularly where improvements are needed and collaborative solutions can be implemented.

Annual Information Form

Health & Safety

The health and safety of the Company’s workforce is Equinox Gold’s priority. By adopting a strong risk management approach, Equinox Gold engages with and trains our workforce to recognize, understand and mitigate hazards of the workplace to prevent incidents and injuries. We comply with all relevant local, state and federal laws and have adopted industry standards and practices. During 2020, Equinox Gold completed 13 million work hours with 9 lost-time incidents across its sites.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. Each of the Company’s operations implemented early preventive measures in collaboration with the Company’s employees, contractors and host communities to limit COVID-19 exposure and transmission as much as possible. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the US Centre for Disease Control consulting health professionals, and the local, state and federal governments at each of its sites.

Since the early stages of the COVID-19 pandemic, management has met at least weekly to assess the prevalence of COVID-19 in each jurisdiction in which Equinox Gold operates, the effectiveness of measures being implemented in those jurisdictions to manage the virus, the preparedness of the Company’s operations for managing local infections, including potential shutdowns and operating restrictions, the resources available to the Company to help protect the health and safety of its workforce, and any risks to business continuity arising from the pandemic, including potential supply chain risks, inventory levels and risks to gold shipments.

In late March 2020, due to local government restrictions, the Company temporarily suspended mining activities for 15 days at the RDM Mine in Minas Gerais State, Brazil. The Company subsequently suspended mining activities at its Los Filos mine in Guerrero State, Mexico in compliance with an order of the Federal Government of Mexico requiring the temporary suspension of all non-essential businesses. It also temporarily suspended operations at its Pilar mine in Goiás State, Brazil in compliance with State Government restrictions. The Pilar mine resumed operations in late April and the Los Filos mine resumed operations in May, following a declaration by the Mexico Federal Government that mining was an essential activity.

All COVID-19 protocols remain in place including travel restrictions, limiting mine site access to essential personnel only, enforced physical distancing and other safety precautions, enhanced cleaning and sanitizing, using extra protective gear and remote work policies where possible. The Company also continues to support local communities by donating supplies and support to health clinics and communities and collaborating with health providers to educate both our workforce and local communities on how to prevent and reduce transmission of COVID-19.

The Company undertakes routine COVID-19 testing at all its sites with the objective of identifying carriers early so they can self-isolate before inadvertently spreading the virus to others. All individuals who test positive, regardless of whether they show any symptoms, are asked to immediately self-isolate for two weeks and can only return to work once they have tested negative for COVID-19. Workers from outside the region must test negative for COVID-19 before commencing their journey to site.

Environment

Environmental stewardship is a top priority for Equinox Gold. We aim to minimize or mitigate the potential effects of our operations on regional flora, fauna, water quality and air quality. Understanding the components of the ecosystem and the potential impacts of mining activities allows us to plan appropriately and adopt mitigation strategies to eliminate or reduce impacts to an acceptable level.

Annual Information Form

All aspects of Equinox Gold’s operations, development activities and exploration programs are subject to environmental regulations and generally require approval by appropriate regulatory authorities prior to commencement. Equinox Gold’s operations are located in Mexico, Brazil and the USA and are subject to national and local laws and regulations. Specific statutory and regulatory requirements and standards must be met throughout the mine cycle, including but not isolated to standards related to air quality, water quality, fisheries and wildlife protection, chemical use, waste disposal, noise, geotechnical stability, geochemistry and land use. When operations cease, the Company is also required to return the land as close as possible to its original state. Details and quantification of Equinox Gold’s reclamation and closure costs obligations as at December 31, 2020, are set out in Equinox Gold’s annual financial statements for the year ended December 31, 2020.

Employees and Contractors

At the end of the most recently completed financial year, Equinox Gold had a total of 3,433 employees and 2,750 contractors. No management functions of Equinox Gold are performed to any substantial degree by a person other than the directors or executive officers of Equinox Gold. Equinox Gold is committed to hiring locally and the majority of employees and contractors at each of its operations come from local communities.

Specialized Skill and Knowledge

Many aspects of Equinox Gold’s business require specialized skills and knowledge, such as expertise in the areas of mine operations, mine construction, permitting, geology, drilling, implementation of exploration programs, logistical planning, accounting, communications and local laws. Equinox Gold retains executive officers and consultants with experience in mining, metallurgy, geology, exploration and development in Canada, Mexico, Brazil and the USA, as well as executive officers and consultants with relevant accounting, communications and legal experience.

Competitive Conditions

The mineral exploration and mining industry is competitive and Equinox Gold is required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for operations, exploration and development projects. As a result of this competition Equinox Gold may not be able to acquire or retain prospective properties in the future on terms it considers acceptable. The ability of Equinox Gold to acquire and retain mineral properties in the future will depend on its ability to operate and develop its existing properties and also on its ability to obtain additional financing to fund further exploration and development activities. Equinox Gold also competes with other mining companies for investment capital with which to fund such projects, and for the recruitment and retention of qualified employees.

Components

The raw materials and support services that Equinox Gold requires to carry on its business are available through normal supply or business contracting channels in Mexico, Brazil, the USA and Canada. Increased demands by other mineral exploration, development and operating companies or disruptions to supply chains due to events like COVID-19 can make it more difficult to procure certain supplies and services.

Cycles

The mining business, and particularly precious metals production, is subject to metal price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Annual Information Form

Foreign Operations

Equinox Gold faces certain risks as a Canadian company operating in Mexico, Brazil and the USA. Any changes in regulations or shifts in political attitudes are beyond the control of Equinox Gold and may adversely affect its business. Equinox Gold may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on mining, both as a result of COVID-19 or otherwise, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, tariffs, land use, water use, land claims of local people, mine safety regulations, labour laws, corruption, political unrest, timely reimbursement by the government of refundable value added taxes and refundable income taxes, uncertainty with respect to the rule of law and the integrity of court systems, and security issues. The effect of these factors cannot be accurately predicted.

Annual Information Form

MINERAL PROJECTS

Mineral Reserves and Resources

Equinox Gold’s Proven and Probable Mineral Reserves are 12.7 million ounces of gold. Measured and Indicated Resources are 24.0 million ounces of gold (inclusive of Mineral Reserves). Please refer to the following tables, subsequent notes, and the underlying technical reports for each mineral property, copies of which are available for download on the Company’s website at www.equinoxgold.com, for more detailed disclosure on the classification of Mineral Reserves and Mineral Resources.

Equinox Gold Consolidated Mineral Reserve Estimates

Mine/Project	Proven			Probable			Proven and Probable
	Tonnes (kt)	Grade (g/t)	Contained gold (koz)	Tonnes (kt)	Grade (g/t)	Contained gold (koz)	Tonnes (kt)	Grade (g/t)	Contained gold (koz)

Aurizona	12,399	1.51	600	7,379	1.51	358	19,778	1.51	958

Castle Mountain	84,910	0.55	1,498	172,990	0.48	2,670	257,900	0.51	4,168

Mesquite	115	1.05	4	37,700	0.54	654	37,815	0.54	658

Los Filos	26,168	0.91	768	78,052	1.44	3,626	104,220	1.31	4,395

Leach pad inventory						114			114

RDM	5,647	0.73	133	19,079	1.08	656	24,726	0.99	789

Fazenda	2,632	1.77	150	2,756	1.91	169	5,387	1.84	319

Pilar	961	1.51	47	6,044	1.13	219	7,005	1.18	266

Santa Luz	21,578	1.39	966	3,361	1.01	109	24,939	1.34	1,075

Total Proven & Probable			4,166			8,575			12,742

Equinox Gold Consolidated Mineral Resource Estimates (inclusive of Mineral Reserves)

Mine/Project	Measured			Indicated			Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Contained gold (koz)	Tonnes (kt)	Grade (g/t)	Contained gold (koz)	Tonnes (kt)	Grade (g/t)	Contained gold (koz)

Aurizona	14,264	1.52	697	20,066	1.70	1,097	34,300	1.62	1,793

Castle Mountain	88,026	0.57	1,604	256,074	0.52	4,315	344,099	0.54	5,919

Mesquite	165	0.85	5	110,644	0.44	1,567	110,809	0.44	1,571

Los Filos	114,631	0.77	2,851	211,678	1.02	6,922	326,309	0.93	9,773

RDM	3,195	0.77	79	36,107	1.02	1,181	39,303	1.00	1,259

Fazenda	4,870	2.17	339	2,670	2.55	219	7,540	2.30	558

Pilar	2,389	3.50	269	13,479	2.13	922	15,868	2.33	1,191

Santa Luz	31,063	1.36	1,362	9,696	1.96	610	40,760	1.54	1,971

Total Measured & Indicated			7,206			16,833			24,035

Annual Information Form

Equinox Gold Consolidated Inferred Mineral Resources

Mine/Project	Tonnes (kt)	Grade (g/t)	Contained gold (koz)

Aurizona	17,267	1.98	1,100

Castle Mountain	86,271	0.58	1,608

Mesquite	73,980	0.32	752

Los Filos	98,204	0.83	2,633

RDM	8,305	1.50	401

Fazenda	6,040	2.45	476

Pilar	20,399	3.21	2,108

Santa Luz	7,265	2.07	483

Total Inferred			9,561

Notes to Mineral Resources and Mineral Reserve Estimates

1.

Doug Reddy, P.Geo. Equinox Gold’s Chief Operating Officer, Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration and Ali Shahkar P.Eng., Equinox Gold’s Mineral Resource Manager, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the above consolidated Mineral Reserve and Mineral Resource estimates. The Qualified Persons for the Mineral Reserve and Mineral Resource estimates set out the following mineral property descriptions are listed in the ‘Interest of Experts’ section of this AIF.

2.

The consolidated Mineral Reserves and Resource estimates were announced in May 2020, except for the Mesquite estimates which were announced in October 2020, the Santa Luz estimates which were announced in November 2020, and the Castle Mountain estimates which were announced in March 2021.

3.

There has been no material reduction in the aggregate amount of estimated Mineral Reserves or Mineral Resources for each mineral property from the amounts set forth in their relevant technical reports, except for depletion from mining operations in the ordinary course since the effective date of such reports.

4.	The Mineral Reserves and Mineral Resources have been estimated in accordance with the provisions adopted by the CIM Definition Standards and NI 43-101.

5.

Mineral Reserves are based on Measured and Indicated Mineral Resources, and Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that all or any part of a Mineral Resource will be converted into Mineral Reserves.

6.	Tonnage and grade measurements are in metric units. Contained gold is reported as troy ounces.

7.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. See Cautionary Notes.

8.	Totals may not sum due to rounding.

9.

The effective dates of the Mineral Reserve and Mineral Resource estimates, together with the metal prices and foreign exchange (FX) rate criteria on which each estimate is based, is shown in the following table.

Annual Information Form

Project/Mine	$Gold/oz		FX Rate	Effective Date of Estimates
	Mineral Reserve	Mineral Resource

Aurizona	$1,350	$1,500	BRL4:USD1	December 31, 2019[1] January 24, 2020[2]

Castle Mountain	$1,350	$1,500	N/A	June 30, 2020

Mesquite	$1,350	$1,500	N/A	June 30, 2020

Los Filos	$1,200	$1,400	MXP20:USD1	October 31, 2018

RDM	$1,200	$1,500	BRL3.7:USD1	May 31, 2018

Fazenda	$1,200	$1,500	BRL3.7:USD1	May 31, 2018

Pilar	$1,200	$1,500	BRL3.7:USD1	May 31, 2018

Santa Luz	$1,350	$1,500	BRL5:USD1	June 30, 2020

Notes:

1.	Effective date of the Aurizona Mineral Reserve estimate and the Mineral Resource estimates for the Piaba Open-Pit, Piaba Underground and Boa Esperança.
2.	Effective date of the Mineral Resource estimate for the Tatajuba deposit.

10.	Cut-off grades for Equinox Gold’s Mineral Reserves and Mineral Resources are outlined in the following table.

Project/Mine		Mineral Reserve cut-off grade (g/t Au)	Mineral Resource cut-off grade (g/t Au)
Aurizona	Piaba deposit	0.6	0.6
	Boa Esperança deposit	0.41	0.6
	Piaba open-pit and underground	-	1.0
	Tatajuba deposit	-	0.6
Castle Mountain	Open pit – In-situ JSLA backfill	0.17	0.17 0.14
Mesquite	Oxide and oxide-transition	0.14	0.09
	Non-oxide and non-oxide transition	0.31	0.18
	Waste dump		0.14
Los Filos	Los Filos open pit	See note 1	0.198
	Bermejal open pit	See note 1	0.179
	Guadalupe open pit	See note 1	-
	Los Filos underground	2.6	2.23
	Bermejal underground	See note 2	3.0
RDM	Open pit	0.4	0.3
	Underground	-	1.0
Fazenda	Open pit	0.64 - 0.72	0.4
	Underground	1.29	1.0
Pilar	Pilar	1.53	2.0
	Maria Lázara	1.20	2.0
	Três Buracos	0.54	0.5
Santa Luz	Open pit (C1)	-0.52	0.5
	Open pit (Antas 3)	0.45 to 0.54	0.5
	Underground	-	1.5

Notes:
1.

Los Filos, Guadalupe and Bermejal open pit Mineral Reserves are defined by pit optimization and are based on variable break-event cut-offs as generated by process destination and metallurgical recoveries.

2.	Bermejal underground Mineral Reserves are reported based on a variable cut-off value.

Annual Information Form

Los Filos Mine Complex

The Los Filos Mine Complex in Guerrero State, Mexico currently comprises two open pits, Los Filos and Bermejal, and one underground mine, Los Filos. Ore from all three deposits is processed using heap leach recovery. Los Filos began commercial production in 2008, was acquired by Leagold in 2017 and was subsequently acquired by Equinox Gold in March 2020 through the Leagold Transaction. Los Filos produced a total of 58,453[1] ounces of gold in 2020 at AISC of $1,189 per ounce of gold sold.

Los Filos production averages approximately 190,000 ounces of gold per year. Production in 2020 was lower than anticipated as the result of government-mandated restrictions related to COVID-19 and a community blockade from September through December 2020. The blockade was removed on December 23, 2020.

The Company is planning an expansion of the Los Filos Mine Complex including enlarging the Los Filos open pit, developing a second underground mine (Bermejal), adding a new open pit (Guadalupe) and constructing a new carbon-in-leach (CIL) plant to process higher-grade ore. The expansion is expected to increase Los Filos production to more than 350,000 oz of gold per year. The Company is finalizing engineering and optimization studies related to the new CIL plant. Mine planning and scheduling is also being updated to reflect the larger, more efficient plant size, optimized plant layout and higher gold prices as well as identifying additional ore to expand the current heap leach operations. The studies are expected to be complete in Q2 2021.

Other than the information under the headings Recent Developments and Exploration, Development and Production, the information that follows relating to Los Filos is derived from, and in some instances is a direct extract from, the Los Filos Technical Report with an effective date of October 31, 2018 (with a release date of March 11, 2019). The information below is based on assumptions, qualifications and procedures that are set out only in the Los Filos Technical Report and reference should be made to the full text of the Los Filos Technical Report which is filed under the Leagold profile on SEDAR at www.sedar.com and which is available on Equinox Gold’s website at www.equinoxgold.com.

Project Description, Location and Access

Los Filos is located in the Municipality of Eduardo Neri, Guerrero State, Mexico approximately 180 km southwest of Mexico City. The property is centred on latitude 17°52’13” north and longitude 99°40’55” west (UTM Zone 14Q 427,400E, 1,976,300N).

Los Filos can be accessed either by driving 1.5 hours to Toluca or Cuernavaca from Mexico City and taking a 30-minute charter flight to site or by driving for four hours from Mexico City 240 km on National Highway 95/95D to the town of Mezcala and 18 km on a paved road to the mine.

[1]	Gold production attributable to Equinox Gold following the Leagold acquisition on March 10, 2020.

Annual Information Form

Mineral Tenure and Surface Rights

Los Filos consists of 30 exploitation and exploration concessions in active mining areas totaling 10,433 ha which are held by Equinox Gold’s indirect wholly-owned subsidiary, Desarrollos Mineros San Luis S.A. de C.V. (DMSL).

All 30 concessions are located within the Municipality of Eduardo Neri, Guerrero State, Mexico. In addition to the 30 concessions that cover the entire active mining areas, DMSL also holds a total of 12 exploration concessions located in Guerrero State, Mexico. The total area of all 42 concessions is 148,908 ha, including two concessions that have applications in progress. Concessions are granted for 50-year durations; the expiration dates vary depending on the date of grant of the concession. Renewal dates range from 2032 to 2067. Los Filos holds sufficient surface rights in the area to support the current mining operations, including access and power line easements.

Taxation and Royalties

Los Filos is subject to a 30% Federal corporate income tax rate. Two mining royalty taxes are also payable to the Federal Government of Mexico: a 7.5% mining tax on earnings before interest, taxes, depreciation, and amortization; and a 0.5% gross revenue royalty tax levied on revenue from gold and silver sales. Net smelter return (NSR) royalties to Servicio Geológico Mexicano, a department of the Mexican Federal Government, range from 2.5 to 3% and are applicable to mining from five concessions of the Mine property. Two of the concessions are also subject to royalties of 0.75 to 1.75% payable to LC Mines S.A. de C.V., a subsidiary of Agnico Eagle Mines Limited.

History

Minera Guadalupe S.A. de C.V. (Minera Guadalupe) operated the Nukay Underground mine which is now part of the Los Filos Underground mine, from 1938 to 1940 and from 1946 to 1961, producing approximately 0.5 Mt at 18 g/t Au. Minera Nukay operated an open pit mine at Nukay commencing in 1984. From 1987 to 2001 Minera Nukay operated a 100 tpd process plant located near Mezcala to process ore from the Nukay, La Agüita, Subida and Independencia deposits.

In 1993 Teck Corporation (Teck) entered into an agreement with Minera Miral S.A. de C.V., which was in the process of buying out the owners of Minera Nukay. Teck and Miranda Mining Development Corporation (Miranda) formed Minera Nuteck S.A. de C.V. to conduct exploration in the region. The discovery hole for Los Filos deposit was drilled in August 1995. In November 2003, Wheaton River Minerals gained 100% ownership of Los Filos through the purchase of Miranda and associated agreements with Teck. Goldcorp acquired Wheaton River Minerals in March 2005, of which DMSL was a subsidiary and the operator of Los Filos.

Goldcorp also acquired the Nukay mine in 2008, which was subsequently integrated with the Los Filos operations as the Los Filos Underground mine. Industrias Peñoles S.A. de C.V. (Peñoles) explored the Cerro Bermejal area in 1986 and outlined gold values in association with an oxide zone and jasperoids. In 1988 and 1989 Peñoles conducted a detailed exploration program for bulk mineable gold mineralization. Peñoles completed a Mineral Resource estimate and prefeasibility study in 1994 that envisaged a 13,000 tpd open pit and heap leaching operation. On March 22, 2005, Goldcorp’s wholly owned operating Mexican subsidiary Luismin acquired the Bermejal gold deposit from Minera El Bermejal, S. de R.L. de C.V., a joint venture between Peñoles and Newmont Mining Corporation (Newmont). Feasibility level studies for Los Filos and Bermejal Open Pits and the Los Filos Underground were completed by Goldcorp between 2005 and 2007. Open pit mining commenced at Los Filos in 2005. Underground production at Los Filos commenced in 2007 and the first gold pour occurred in the same year. Annual open pit ore production rates increased to over 20 Mtpa by 2008, with total mining (ore and waste) of over 45 Mtpa occurring from 2009 to 2015. Production from underground sources has varied from 280 tpd in 2009 to over 1,100 tpd in 2015.

Annual Information Form

In 2013, exploration drilling below Bermejal Open Pit encountered high grade oxide mineralization that is now referred to as the Bermejal Underground deposit.

On April 7, 2017, Leagold completed the acquisition of 100% ownership of Los Filos through the purchase of DMSL from Goldcorp. An amended site wide technical report with an effective date of December 31, 2016 was filed on Leagold’s SEDAR profile on March 1, 2017. The technical report included a preliminary economic assessment of the Bermejal Underground deposit.

An updated technical report with an effective date of December 31, 2017 was filed on Leagold’s SEDAR profile on March 8, 2018. The technical report included an update of Mineral Resource and Mineral Reserve estimates.

A total of 238 Mt of ore at 0.7 g/t Au, containing 5.4 Moz Au, was mined by DMSL at Los Filos from 2005 to October 31, 2018.

Geological Setting, Mineralization and Deposit Types

Los Filos is located in the Guerrero Gold Belt and near the center of a large, approximately 200 km diameter circular shaped feature known as the Morelos Guerrero Sedimentary Basin. The basin is a thick sequence of Mesozoic platform carbonate rocks successively comprised of the Morelos, Cuautla, and Mezcala Formations. The Cretaceous carbonates were intruded by a number of early Tertiary age granitoid bodies. The distribution of intrusive bodies along northwest trending belts is thought to reflect the control on their emplacement by pre-existing northwest trending faults.

Tertiary granodiorites that intrude the carbonate sedimentary units at Los Filos include: the East and West Stocks of the Los Filos Intrusive; the Bermejal Intrusive; the Xochipala Intrusive; and a granodiorite body located in the northeast portion of the property. Mineralization identified within Los Filos is typical of intrusion-related gold-silver skarn deposits. Gold skarns typically form in orogenic belts at convergent plate margins and are related to plutonism associated with the development of oceanic island arcs or back arcs.

Mineralization is geologically controlled by being either hosted by, or spatially associated with, skarn development during contact metamorphism of the carbonates. Massive magnetite, hematite, goethite, and jasperoidal silica, with minor associated pyrite, pyrrhotite, chalcopyrite, and native gold typically occur in the veins and metasomatic replacement bodies that developed at the contacts between the platform carbonates and intrusive rocks. Extensive oxidation of the deposits that occurred at the time of mineralization has altered the mineralization into material that is amenable to cyanidation recovery techniques without the need of pre-treatment by roasting or other methods.

In the Los Filos area, mineralization is associated with two early Tertiary granodiorite stocks that were emplaced in carbonate rocks. Mineralization being mined at the Los Filos Open Pit is associated with a shallowly east dipping sill and with the upper portion of the east stock. The Los Filos Underground is divided into the Los Filos Norte and Sur Sectors along the north and south side of the circular west stock. The principal mining areas in the North Sector are Nukay, Conchita, Peninsular, Chimenea, Independencia-Subida and in the South Sector include Sur, Zona 70 and the Creston Rojo deposits.

Mineralization in the Bermejal area is along the contact of the Bermejal Stock with the carbonate rocks of the Morelos Formation. The Bermejal Open Pit mineralization is typically at the top or on the flanks of the upper portion of the intrusive. Mineralization extends below the Bermejal Open Pit and down the steeply dipping to vertical flanks of the intrusive and at the northern end of the intrusive the mineralization is referred to as the Bermejal Underground deposit.

Annual Information Form

The total circumference of the Los Filos area intrusive stocks is approximately 8 km and at least half of this has been drilled or developed. The Bermejal Intrusive has a circumference of around 16 km and although the upper portion of the intrusive contact has been mined by open pit, only a few kilometres of this contact have been explored at depth. Mineralization extends from surface to over 700 m depth. The skarn is typically present at the contact of the intrusive with the carbonate rocks and is variable in grade and widths. Additional exploration targets are along the intrusive contacts in the Los Filos and Bermejal areas.

Exploration

Exploration at Los Filos has been undertaken by previous companies with a focus on the Los Filos and Bermejal areas, specifically on the intrusive contacts. Exploration activities included regional and detailed mapping; rock, silt and soil sampling; trenching; RC and diamond drilling; ground Induced Polarization (IP), ground magnetic, and aeromagnetic geophysical surveys; mineralization characterization studies; and metallurgical testing of samples.

Surface mapping, geochemical surveys and magnetic surveys highlight the intrusive bodies and the contact metamorphism that occurs at the intrusive contact which can be a host for gold skarn mineralization. Drilling is required to delineate the mineralization at depth.

Drilling

From 2003 to October 31, 2018, a total of 838,864 m of diamond and RC drilling has been completed at Los Filos. This drilling includes surface programs at Los Filos, Bermejal, Bermejal Underground, Guadalupe, San Pablo, and Xochipala areas and the underground drilling programs in the Los Filos North and South Sectors.

The 2017 drilling program at Bermejal Underground employed a total of four contractors and 17 rigs, although a maximum of 15 rigs were active at a time. All drilling on the Bermejal Underground program was from surface comprising 111 holes that were drilled for a total of 56,820 m. A total of 15-hole deviations were recorded and these holes were re-drilled where necessary. An additional eight holes totalling 803 m were completed at Bermejal Underground in 2018.

In 2017, the Los Filos Underground drilling program utilized two contractors and eight drill rigs. A total of 145 holes were re-drilled for 15,633 m with 138 holes drilled from underground drill stations and seven drilled from surface. In 2018 (to October 31) the Los Filos Underground drilling program included 182 holes for a total of 27,212 m.

Intersection spacing across the deposits that were drilled from surface is approximately 35 x 35 m in areas with close spaced drilling and widens to about 70 m x 70 m in the areas that are less well drilled. Drill spacing is wider again (i.e. 100 x 100 m) in the areas outside the conceptual pit outlines that are used to constrain Mineral Resources. Drill hole azimuths are dependent on the orientation of the deposit being drilled. Hole inclinations range from 65° to 90° and are typically 90° for drilling related to the open pit mineralization. Hole depths range from 0 to 600 m and average 350 m.

For the Bermejal Underground deposit, the drill azimuth varies due to the arcuate shape of the strike of the deposit. The primary azimuths are usually 60° and 180° for the eastern and central portions of the deposit, respectively, whereas the drill holes on the western sector were vertical to provide an intersection angle that is close to perpendicular to the sub-sill mineralization.

Annual Information Form

Sampling, Analysis and Data Verification

Sample collection was undertaken by the Los Filos Exploration Department from 2003 to 2018. Los Filos Exploration Department follows industry best practices and is responsible for the following: geological and geotechnical logging, core photography, density measurements, sample selection and numbering, core splitting, preparation of samples for shipping and submission to the external laboratory, incorporation of sample and data assay into the acQuire drill hole database including data validation, sample storage after the return of pulp and reject from external laboratories, sample security prior to shipping and after return of samples to site.

Geological logging data is recorded on tablet computers directly into an acQuire database. The logging area has WiFi for connection to the server that hosts the database. Sample and assay data are uploaded digitally. Survey data is imported or uploaded from the survey instruments.

All drill core samples for exploration and resource estimation are sent to an external laboratory for sample preparation, currently Equinox Gold uses ALS Chemex, in Guadalajara, Mexico, and assaying by ALS Chemex, in Vancouver, Canada.

All samples from the current drilling programs are analyzed for gold using a standard 50 gm Fire Assay with gold detection by atomic absorption spectroscopy (AAS) to a 0.01 ppm detection limit. Multi-element analyses are completed using a multi-acid digest method and an ICP-OES finish on 36 elements.

Sample security at Los Filos relies on the core facility being within a secure area and the samples always being attended or locked at the sample collection and dispatch facility. Core boxes are transported to the core facility by the drilling contractors. Sample collection and transportation of samples on site have always been undertaken by DMSL Exploration Department personnel. Sample transport to the preparation laboratory is by personnel from the independent laboratory using their company vehicles.

The preparation and analytical laboratory is independent of DMSL.

A QA/QC program is in use by the DMSL Exploration Department and the independent laboratory also maintains their own lab QA/QC program to monitor the performance, accuracy and precision of the analyses at the laboratory.

DMSL has a standard QA/QC program in place for all drill core and RC sampling and also in the underground mine sampling for grade control and production related purposes. The QA/QC program for samples from drilling includes insertion of duplicate samples, blank samples and standards (certified reference materials) and also check assaying of a suite of samples at an external third-party laboratory.

Validation checks performed by Los Filos geologists on data used to support estimation comprise checks on surveys, collar coordinates, lithology data, and assay data. No significant errors or omissions were identified with the database following these checks.

Mineral Processing and Metallurgical Testing

Extensive testwork programs have been undertaken at Los Filos over the last decade to evaluate both heap leaching and CIL cyanidation processes for recovering gold and silver from the various ore deposits. The metallurgical testwork has been conducted on drill core composites, RC cuttings, and rotary air blast (RAB) drill samples considered representative of the various ore deposits at the time of each test program. Most of the metallurgical test programs have been conducted by Kappes, Cassiday and Associates (KCA), an industry-respected commercial metallurgical testing and engineering company located in Reno, Nevada, USA.

Annual Information Form

Heap Leach Metallurgical Studies

Metallurgical tests were performed on samples that were representative of each ore type; and has been comprehensive and appropriate for selecting the optimal process technology. Recovery factors estimated for the heap leaching process are based on appropriate metallurgical testwork, and these have been confirmed by recent production data, heap leaching process conditions, including reagent additions, and were appropriately determined to optimize field operation parameters.

Some areas of the Bermejal Open Pit and Underground deposits contain high sulphur and copper levels. Gold recovery has been found to decrease with increasing sulphur levels in the ore and cyanide consumption has been found to increase with increasing copper levels in the ore. Gold recovery equations have been developed to estimate heap leach gold recovery over a range of sulphur grades in the ore, and relationships to estimate heap leach operating costs over a range of copper concentrations in the ore have been developed. Coarse bottle roll testwork conducted on Guadalupe ore composites demonstrated gold extractions from Guadalupe ore are similar to, and in some cases higher than, Bermejal. As such, heap leach recovery models developed for Bermejal can be applied to Guadalupe.

CIL Metallurgical Studies

Variability comminution testwork is adequate to support the comminution circuit design. The available testwork also clearly indicates the impact of cyanide soluble copper on reagent consumption. This was used to develop a reliable operating cost model, applied in the optimization of the mining schedule along with the gold extraction model. There is sufficient testwork and other data to support the gold and silver recovery estimates used for all material scheduled to be fed to the proposed CIL plant.

Additional comminution testing for SAG milling and ball milling characterization of the Guadalupe rock types including oxide and intrusive material is recommended.

Cyanide soluble copper levels in the CIL blend will need to be managed to prevent solution copper levels that interfere with the extraction of gold and/or increase operating costs. If grade control sampling in advance of mining indicates that areas of high copper content will be encountered, it is recommended to carry out closed circuit (locked cycle) batch CIL tests to monitor the level of copper in solution and its deportment to the activated carbon. Depending on the results of the locked cycle testwork, a technology to remove copper from the CIL circuit (e.g. SART (Sulphidization, Acidification, Recycle and Thickening)) may be required. This offers the potential opportunity to include higher copper mineralization in the CIL feed and potentially generate a revenue stream from recovered copper and reduce cyanide consumption.

Testwork currently available indicates variability in gold extraction of open pit ore at high feed sulphur grades greater than 1%. Current practice is to restrict placement on the heap leach pads to material having a sulphur content less than 1%. Testwork, however, indicates that higher sulphur content material could be economically treated in the CIL circuit. This is an opportunity that requires further investigation.

Mineral Reserve and Mineral Resource Estimates

Mineral Resources

Mineral Resources are reported in accordance with NI 43-101. CIM Definition Standards for Mineral Resources and Mineral Reserves, May 2014 (CIM Definition Standards (2014)) were followed for Mineral Resource estimates.

Annual Information Form

Mineral Resource estimates for the Los Filos Open Pit and Bermejal Open Pit deposits as well as the Los Filos Underground and Bermejal Underground deposits were prepared by Los Filos mine personnel with an effective date of October 31, 2018 and audited and verified by SRK in November of 2018. The Mineral Resource statement by deposit is shown below. The Los Filos Open Pit, Los Filos Underground and Bermejal Open Pit were depleted to October 31, 2018 for reporting, as appropriate.

Mineral Resource Statement by Deposit for Los Filos Mine Complex, October 31, 2018

Area	Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)

Bermejal Open Pit	Measured	2,689	0.60	52	6.6	571
	Indicated	116,570	0.83	3,111	9.9	37,104
	Measured & Indicated	119,259	0.82	3,163	9.8	37,675
	Inferred	29,798	0.86	824	4.8	4,627

Bermejal Underground (below $1,400 pit shell)	Measured	445	7.37	105	29.3	419
	Indicated	11,012	5.79	2,050	19.9	7,032
	Measured & Indicated	11,457	5.85	2,155	20.3	7,451
	Inferred	4,071	4.56	597	15.2	1,995

Los Filos Open Pit	Measured	107,981	0.62	2,152	4.2	14,720
	Indicated	80,691	0.50	1,297	5.6	14,528
	Measured & Indicated	188,672	0.57	3,450	4.8	29,248
	Inferred	62,604	0.50	1,006	5.6	11,272

Los Filos Underground	Measured	3,516	4.79	541	23.4	2,648
	Indicated	3,405	4.24	464	27.5	3,015
	Measured & Indicated	6,921	4.52	1,005	25.4	5,663
	Inferred	1,731	3.70	206	26.2	1,457

Total	Measured	114,631	0.77	2,851	5.0	18,358
	Indicated	211,678	1.02	6,922	9.1	61,679
	Measured & Indicated	326,309	0.93	9,773	7.6	80,037
	Inferred	98,204	0.83	2,633	6.1	19,351
Notes:
1.	Mineral Resources are inclusive of Mineral Reserves and do not include dilution.
2.	Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.
3.	Mineral Resources are reported to a gold price of $1,400/oz and a silver price of $4.39/oz.
4.

Open pit Mineral Resources are defined within pit shells that use variable mining and recovery estimates depending on the geometallurgical domain and whether mineralization is projected to report to crush–leach or is considered typical ROM for processing requirements.

5.	Open pit Mineral Resources are reported to variable gold cut-off grades: Los Filos Open Pit 0.198 g/t Au, Bermejal Open Pit of 0.179 g/t Au.
6.	Underground Mineral Resources use a mining cost of $58.60/t for cut-and-fill, processing cost of $6.24/t, and a process recovery of 80%.
7.	Underground Mineral Resources are reported to a gold cut-off grade: Los Filos Underground of 2.23 g/t Au; Bermejal Underground of 3.0 g/t Au.
8.

Quantity of material is rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place; rounding as required by reporting guidelines may result in apparent summation differences.

9.	Includes both oxide and sulphide mineralization.

Mineral Reserves

Mineral Reserves are reported in accordance with NI 43-101 and CIM Definition Standards (2014) were followed for Mineral Reserve estimates. Mineral Reserves were estimated using a gold price of $1,200/oz Au, a silver price of $4.39/oz Ag, and an effective date of October 31, 2018.

The Los Filos Mineral Reserves are comprised of open pit reserves of 95.9 Mt at an average grade of 0.88 g/t Au containing 2.708 million ounces (Moz) of gold plus underground reserves of 8.3 Mt at an average grade of 6.32 g/t

Annual Information Form

Au containing 1.686 Moz gold. Additionally, there are 0.114 Moz of recoverable gold in leach pad inventory. The consolidated Mineral Reserve estimate based on Proven and Probable Reserves for Los Filos follows.

Consolidated Mineral Reserves statement for Los Filos Mine Complex as at October 31, 2018

Classification	Mining Method	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)
Proven	Open Pit	24,937	0.66	530
	Underground	1,231	6.03	239
	Proven total	26,168	0.91	768
Probable	Open Pit	70,990	0.95	2,179
	Underground	7,062	6.38	1,447
	Probable total	78,052	1.44	3,626
Proven & Probable	Open Pit	95,927	0.88	2,708
	Underground	8,293	6.32	1,686
	Proven & Probable	104,220	1.31	4,395
Probable Leach Pad Inventory (recoverable)				114
Total Proven & Probable				4,509

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery. The exception is leach pad inventory, which is stated in terms of recoverable Au ounces.
3.	Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
4.	Allowances for external dilution and mining recovery are applied.
5.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
6.	Summation errors may be present due to rounding.

Los Filos Open Pit Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	23,384	0.67	506	2.4	1,812

Probable	3,473	0.47	52	2.3	255

Total Proven & Probable	26,857	0.65	558	2.4	2,067

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach process recovery varies based on rock type.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.

Annual Information Form

Bermejal Open Pit Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)

Proven	1,172	0.48	18	6.0	226

Probable	33,422	0.57	613	8.0	8,565

Total Proven & Probable	34,593	0.57	631	7.9	8,791

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach and CIL process recoveries vary based on rock type and sulphur grade.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.

Guadalupe Open Pit Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)

Proven	381	0.51	6	7.5	92

Probable	34,096	1.38	1,514	10.8	11,854

Total Proven & Probable	34,477	1.37	1,520	10.8	11,945

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach and CIL process recoveries vary based on rock type and sulphur grade.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.

Los Filos Underground Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)

Proven	836	5.34	144	18.2	490

Probable	1,073	5.63	194	33.2	1,146

Total Proven & Probable	1,910	5.50	338	26.7	1,636

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Mineral Reserves include all material contained within stope solids plus an allowance for external dilution.
4.	Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
5.	Mineral Reserves are reported based on a cut-off grade of 2.6 g/t.
6.	Dilution is assigned an average of 10% at a zero grade for Au and Ag.
7.	Mining recovery is set to 98%.
8.	Heap leach process recovery for Au is 80%.
9.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
10.	Summation errors may be present due to rounding.

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Bermejal Underground Mineral Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)

Proven	395	7.50	95	26.5	337

Probable	5,989	6.51	1,253	19.1	3,680

Total Proven & Probable	6,383	6.57	1,348	19.6	4,016

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Mineral Reserves include all material contained within stope solids plus additional factors for external dilution.
4.	Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
5.	Mineral Reserves are reported based on a variable cut-off value.
6.	Dilution is assigned an average of 8% at a zero grade for Au and Ag.
7.	Mining recovery is set to 99%.
8.	Process recovery for Au averages 88%, and is set to 0% for Ag.
9.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
10.	Summation errors may be present due to rounding.

Mining Operations

Los Filos comprises the active Los Filos Open Pit and Bermejal Open Pit, the active Los Filos Underground Mine, one planned open pit mine - Guadalupe Open Pit, and one planned underground mine - Bermejal Underground Mine. Stripping commenced at Guadalupe Open Pit in Q4 2019, but was suspended for much of 2020 as the result of government-mandated restrictions related to COVID-19 and then a community blockade. Development mining to date at the Bermejal Underground Mine includes establishment of a portal, surface infrastructure and completion of a 1330 m ramp.

Open pit mining is by conventional drilling and blasting with loading by excavator and haulage by trucks to a crusher for Crush heap leach processing or directly to a ROM (Uncrush) leach pad.

At Los Filos Underground, the overhand cut-and-fill mining method is used in narrow areas and the overhand drift and fill method is used in the wider areas. All underground ore is trucked by contractors to the crusher. The mining method planned for Bermejal Underground mine is underhand cut and fill.

Processing and Recovery Options

Ore is processed by conventional heap leaching methods to recover the contained gold and silver. In addition, installation of CIL cyanidation processing facilities to recover gold and silver from higher grade ore sourced primarily from the future Bermejal Underground mine is being investigated.

Heap Leach Operations

Ore is sourced from three areas: Los Filos and Bermejal Open Pits and Los Filos Underground. Eventually heap leach ore will also be sourced from the Guadalupe Open Pit, which will be developed as an extension of the Bermejal Open Pit. There are several ore types being mined from these deposits, including oxides, intrusives, carbonates, endoskarn (altered intrusives) and sulphides. Mineralization from the open pit and underground operations is classified as either low-grade or high-grade ore. Low grade ore is heap leached as Uncrush ore (ROM) and medium-high grade ores are heap leached as Crush ore.

Heap Leach Pads 1 and 2 are currently in operation, each with a separate leachate collection system. Pad 1, the original heap leach pad, has been historically loaded with both Crush ore and Uncrush ore but is presently only loaded with Uncrush ore. Pad 2, which became operational in 2013, was initially loaded with Uncrush ore for the first one to two lifts, but currently is only being loaded with Crush ore at 5 m lift heights.

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Medium to high-grade ore is crushed to 80% passing (P80) 19 mm in a two-stage crushing circuit consisting of a primary jaw crusher and two Metso HP-800 secondary cone crushers operated in closed circuit with double-deck banana screens.

During 2018 a series of new overland conveyors were installed to convey crushed open pit ore to an agglomeration drum located on Pad 1, where the ore is more efficiently agglomerated with cement for improved quality of agglomeration, and then conveyed directly onto Pad 2 where the ore is stacked via mobile conveyors (grasshoppers) and a radial stacker. It is noted, however, that high-grade underground ore is agglomerated in the agglomeration drum and then discharged to a staging area near the agglomerator and then truck-hauled to a separate leaching area on Pad 2.

Low-grade ore is hauled by mine trucks and placed separately on Pad 1 as Uncrush ore for leaching, following the addition of lime at a rate of 3 kg/t on each loaded haul truck. No ore sourced from Los Filos Underground is classified as low grade.

The gold-rich pregnant leach solution (PLS) from each heap leach pad is collected at the bottom of the geosynthetically-lined heap leach pads via a network of solution collection pipes and is channeled into separate PLS ponds for Pads 1 and 2. The PLS is pumped from these ponds to an Adsorption-Desorption-Recovery (ADR) plant, where the gold is adsorbed onto carbon in a conventional carbon-in-column (CIC) circuit. The gold that has been adsorbed onto the carbon is then stripped (eluted) from the carbon using the Pressure Zadra Process. The eluted gold and silver, now in a higher-grade solution, are then passed through a series of electrowinning cells where the gold and silver are recovered as a cathodic precipitate. The resulting gold/silver precipitate is dried, blended with various fluxes, and processed in an induction furnace to produce a final gold/silver-bearing doré product.

After the gold and silver are extracted from the PLS solution through carbon adsorption, the barren solution is recharged with sodium cyanide and then pumped back to the heap leach pads for distribution by a drip irrigation system at the specified cyanide concentration to leach the Crush and Uncrush ores.

During the earlier years of Los Filos, the heap leach did not achieve the anticipated gold recovery due to a variety of operational issues, including the lack of effective ore agglomeration. At the end of 2014, overall gold recovery was reported at 49.5% as compared to the predicted recovery of 61.1%. By the end of third quarter of 2018, overall gold recovery had increased to 54.1% versus a modeled recovery of 59.0%, which represents an increase in leach efficiency to 91.7% recovery of recoverable gold. Through October 31, 2018 a total of 2.88 million ounces of gold have been poured at Los Filos.

Carbon-in-Leach Cyanidation

The CIL plant design is based on a metallurgical flowsheet developed for optimum recovery while minimizing capital expenditure and operating costs. As the CIL plant will be an addition to an existing operation, the existing site services (power, water, etc) will be used, where appropriate, to supply the new facilities and the existing (modified) ADR plant will be used for recovery of gold from the loaded carbon.

The flowsheet for the new CIL plant includes crushing, grinding, CIL cyanidation, carbon regeneration and thickening and filtration of the CIL tailings for dry stack storage. The existing ADR circuit will be modified for the higher gold and silver loadings on the carbon and the precious metals will be smelted to doré bars in the existing gold room.

Process plant feed will include four main ore types, Bermejal Underground, Bermejal Open Pit, Los Filos Underground and Guadalupe Open Pit.

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The average life of mine (LOM) gold grade is 4.99 g/t Au and 21.0 g/t Ag. A life of mine ore production and CIL plant feed schedule are provided in section 22.4 of the Los Filos Technical Report. Gold and silver production has been estimated for the economic analysis by applying the CIL gold recovery formulae in section 13.8.4 of the Los Filos Technical Report.

The plant design is considered appropriate for a project with a 10-year operating life.

The key project design criteria for the plant are: capacity to treat 4,000 tpd (1.46 Mtpa) of varying blends of the main ore types as determined by the integrated life of mine production schedule. The crushing plant utilization is planned to be 75% and CIL and tailings filtration plant utilization is 91.3%, supported by the incorporation of surge capacity and standby equipment where required. The grinding plant will grind ores to a P80 of 75 µm and leach them in a CIL circuit for 40 hours to recover an estimated 89% and 40% of the contained gold and silver respectively. Gold will be recovered from the loaded CIL carbon in the existing ADR plant, which will be modified to accommodate the higher gold and silver carbon loadings. CIL plant tailings will be filtered and washed with barren solution to reduce the entrained cyanide level before delivery, by truck, to a dry stacking facility (the filtered TSF). Sufficient automation and plant control will be incorporated to minimize the need for continuous operator intervention but to allow manual override and control if and when required.

The CIL design documents have been prepared incorporating engineering and key metallurgical design criteria derived from the results of historic and recent metallurgical testwork programs. Provision has been made in the layout for future expansion by addition of a ball mill, two additional leach tanks and a fifth tailings filter. Additional footprint has been allowed in the layout for the installation of a SART plant for treating the tailings thickener overflow to recover copper and cyanide from the circuit and allow the economic treatment of ores with a higher cyanide soluble copper content.

Infrastructure, Permitting and Compliance Activities

Major infrastructure at Los Filos includes the following: two open pits: Los Filos and Bermejal; an underground mine with two sectors: North and South Sectors of the Los Filos Underground Mine; seven waste rock dumps, including in-pit waste dumps at the Los Filos and Bermejal Open Pits; primary and secondary crushing plants (up to 25,000 tpd capacity); overland conveyors; agglomerator with cement and lime silos; two heap leach pads, one for Uncrush ore and one for Crush ore, with associated mobile conveyors and stackers; two pregnant solution collection ponds, one for each heap, one recirculation pond, and two contingency water ponds; ADR plant and gold refinery.

Support facilities on the property include a 1,200 m long paved air strip, access and haul roads, maintenance and warehouse facilities, drill core logging and storage facilities, laboratories, environmental monitoring facilities, water and fuel storage and distribution facilities, and administrative facilities both on surface and underground.

Additional infrastructure that is not directly on the Los Filos property but located nearby includes a power substation, water supply line and pumping stations, and the residential camp for up to 294 persons.

Power is delivered at 115 kV from the Mezcala main substation located 8 km from site to the Los Filos 20 MVA substation, which is designed to have capacity for an additional 10 MVA transformer to be added for future mine expansions via an additional bay in the existing substation. Current power consumption averages about 14 MW/a, or about 70% of the existing substation’s power capacity, and peaks at 16 to 16.5 MW. To accommodate the planned Bermejal Underground project and new CIL process plant, additional electrical infrastructure is required.

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An emergency power plant was constructed during 2008 to provide back-up power for the leach solution pumps and the gold refinery. The generators are housed within the ADR plant; there are two redundant CAT diesel generator plants (2,500 kVA) installed. There is a concrete foundation for a third unit if it becomes necessary.

Fuel and gasoline are trucked to site and stored in tanks.

Site communications include satellite service and use of VoIP for telephones, and Internet protocols for regular computer business and communications. Surface operations, including the open pits, use two-way radio communications and a wireless truck/shovel dispatch system supplied by Modular Mining Systems. The underground mines have a leaky feeder radio communications system.

Appropriate environmental permits have been granted for Los Filos including the area of the open pits by the relevant Mexican Federal and State authorities. Los Filos secured a total of 4,246 ha to cover surface rights required for Los Filos, including the area of current open pits, underground mine portals, process and ancillary facilities, roads, services, and a buffer area to allow for any future growth and potential exploration targets. For the Guadalupe area there is one portion of the Guadalupe Open Pit that will require a land access agreement with the Xochipala community and a land use authorization.2

Capital and Operating Costs

Los Filos Mine Complex – LOM Cost Estimates

The LOM capital cost estimate is $361.6M, extending from 2018 to 2028. This figure includes $177.4M for initial and expansion capital (Table 1, below) and $184.2M for sustaining capital (Table 2, below). The initial capital period extends from 2018 to 2020.

These capital and operating cost estimates will be updated with the studies currently underway, with the expectation that new estimates will be available in Q2 2021.

Table 1: Summary estimate of initial and expansion capital costs for Bermejal Underground and CIL plant (2018 to 2020)

Item	2018 - 2020 ($M)

Bermejal Underground Mining[1]	62.8

CIL Plant	76.3

Tailings Filter System	26.1

Preparation of Tailings Deposition Area	4.0

Substation	6.5

Transmission Line	1.8

Total	177.4

Note:

1.

The economic analysis in section 22 of the Los Filos Technical Report is based on initial capital of $65.4M for Bermejal Underground (compared to $62.8M stated above) due to capitalization of some operating costs during the ramp up period.

[2]	This agreement was entered into subsequent to filing of the Los Filos Technical Report.

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Table 2: Summary estimate of sustaining capital costs (2018 to 2028)

Cost Item	2018 - 2028 ($M)

Los Filos Open Pit Mining	14.4

Bermejal Open Pit Mining	6.4

Guadalupe Open Pit Mining	19.2

Los Filos Underground Mining	22.9

Bermejal Underground Mining[1]	47.5

Processing Sustaining (HL Pad)	15.1

G&A Sustaining	5.8

Reclamation and Environmental[2]	52.8

Total	184.2
Notes:
1.

The economic analysis in Section 22 of the Los Filos Technical Report is based on sustaining capital cost of $54.7 million for Bermejal Underground (compared to $47.5 million stated above) due to the re-allocation of some capital costs after the completion of the ramp up period to sustaining capital.

2.	Total project reclamation and environmental expenditures of $52.8 million include amounts that will be spent after gold production ends in 2028.

The total LOM operating costs are estimated at $2,440 million as shown in the following table. Approximately 88% of the LOM operating costs are related to mining and processing, with the remainder attributable to community, land access, and G&A.

Summary estimate of LOM operating costs

Cost Item	2018 - 2028
	($M)	(%)

Mining	1,487.9	61%

Processing	662.5	27%

General and Administrative, Community and Land Access	289.7	12%

Total	2,440.1	100%

The capital and operating costs presented in the preceding tables differ slightly from the capital and operating costs presented in Section 22 of the Los Filos Technical Report because of cashflow modeling adjustments related to the capitalization of open pit waste stripping and Bermejal Underground pre-production mining.

For the purposes of tax calculations, and for categorization in terms of unit costs, a portion of the major waste-stripping costs was capitalized. The criteria for capitalization was that the waste-stripping volume was above the waste-stripping level at the overall LOM average strip ratio for the mine. This closely coincided with pushbacks for major expansions and extensions, thus making the calculation a valid proxy for a phase-by-phase analysis and attribution. A summary of the costs capitalized is shown in the following table.

Capitalized waste-stripping costs

Capitalized Waste Costs	2019 & 2020	2021 - 2028	LOM
	($M)	($M)	($M)

Los Filos Open Pit	8.1	23.4	31.5

Bermejal Open Pit	0.0	28.0	28.0

Guadalupe Open Pit	29.0	37.2	66.2

Total Capitalized Waste Movement Costs	37.1	88.6	125.7

CIL Capital Costs

The CIL plant capital cost estimate was compiled by Lycopodium and presented in a summary format. The capital cost estimate reflects the Los Filos expansion project scope as described in the relevant sections of the Los Filos Technical Report.

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The capital estimate by area is summarized in the following table.

CIL capital cost estimate summary by area (Q4 2018, ±15%)

Area Description	Cost ($k)

Construction Indirects	8,128

Treatment Plant Costs	55,606

Reagents & Plant Services	8,764

Infrastructure	2,819

Management Costs	8,947

Owners Project Costs	7,744

Subtotal	92,008

Contingency	10,375

Total	102,382

Further details regarding the scope and exclusions to the capital estimate are provided in Section 21 of the Los Filos Technical Report.

Heap Leach Operating Cost Estimate

During 2018 (Q2-Q3) Crush ore heap leach operating costs reported by DMSL averaged $8.01/t, which includes $1.34 for crushing and stacking and $6.67 for leaching and ADR. Average Uncrush ore heap leaching costs were reported at $3.00/t. DMSL has undertaken initiatives to improve heap leach operating practices and to reduce process operating costs. By 2021, Crush ore heap leach operating costs are projected at $6.15/t and Uncrush ore heap leach operating costs are projected at $2.76/t.

CIL Operating Cost Estimate

The CIL plant operating costs have been developed based on a design processing rate of 1.46 Mtpa of ore. The plant will normally operate 24 hrs/day, and 365 days/year with a 75.0% (6,570 hrs/year) utilization of the crushing plant and 91.3% (8,000 hrs/year) utilization of the milling, CIL and balance of the plant.

All costs are expressed to an accuracy of ±15% and are based on the Q4 2018 pricing. The process plant operating costs for the CIL facilities are summarized in the following table.

Base CIL plant 1.46 Mtpa operating cost summary

Cost Centre	Process Operating Cost
	($k/year)	($/t ore)

Plant Operating Cost:

Operating Consumables

Crushing Plant	167	0.11

Milling Plant	2,395	1.64

CIL	6,371	4.36

Thickening and Filtration	742	0.51

Existing ADR	375	0.26

Miscellaneous	253	0.17

Subtotal Consumables	10,303	7.06

Plant Maintenance	872	0.60

Laboratory (Plant)	123	0.08

Power	4,216	2.89

Labour (Plant Operations & Maintenance)	684	0.47

Subtotal	5,896	4.04

Total	16,199	11.10

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The operating cost estimate has been compiled from a variety of sources and is based on ‘typical’ low copper, low sulphide plant feed.

The copper content and to a lesser extent the sulphur content of the ore is critical to the CIL operating cost as they impact the cyanide and lime consumption. Formulae were developed to estimate operating costs based on the CIL feed copper concentration and the life of mine operating costs used in the economic model reflect the ‘base’ operating cost quoted above, adjusted using these formulae, to estimate the cost of treating the ore composition reflected in the mine schedule.

Economic Analysis

The Los Filos expansion project, that includes the construction of the Bermejal Underground mine and CIL plant, shows strong economic viability in the context of an overall operation. Using the base case gold price of $1,250 per ounce, the post-tax net present value (NPV) (discounted at 5%) of the cashflow of the entire project is estimated at $702.5 million. The post-tax internal rate of return (IRR) is estimated at 86%, although this must be viewed in the context that significant portions of the cashflow are due to existing operations without significant initial capital investment contemplated.

Within that overall cashflow, a discrete project is being implemented that comprises the Bermejal Underground Mine and an associated CIL plant. The initial capital outlay associated with the Bermejal Underground and CIL plant is estimated at $180 million. Economic analysis evaluating the economic viability of these two capital projects determined that both contribute positively to the overall cashflows and NPV of the Los Filos expansion project.

The Los Filos expansion project production schedule features high grades, particularly in the first five years of Bermejal Underground production. The high margins potentially achievable during this period drive significant value in the analysis. Approximately two thirds of the total project NPV is achieved by the end of the fifth year of the 10-year production period (2019 to 2028). A summary of the economic analysis results is shown in the following two tables.

Project Key Outcome Summary

Parameter	Value

Total Gold Proven and Probable Mineral Reserves[1]	4.509 Moz

Total Gold Production	3.299 Moz

Total Silver Production	5.405 Moz

Total Open Pit Material Mined (Ore+Waste)	516.8 Mt

Total Open Pit Ore Mined	95.9Mt

Open Pit, Average Mined Gold Grade	0.88 g/t

Total Underground Ore Mined	8.3 Mt

Underground, Average Mined Gold Grade	6.32 g/t

Total Ore Tonnes Processed	104.2 Mt

Cash Cost per Ounce	$697/oz

AISC per Ounce (Excl. Remediation)	$739/oz

AISC per Ounce (Incl. Remediation)	$755/oz

Post-Tax IRR (%)	86%

Post-Tax Net Cashflow (undiscounted) ($M)	$915.6

Post-Tax NPV (5%) ($M)	$702.5

Payback Period (yrs)	2.3 years from Jan 2019

Note:

1.	Total gold metal contained is quoted from a consolidated Mineral Reserves statement for Los Filos (Table 5).

Payback period for the investment in the Bermejal Underground Mine and associated CIL plant is estimated at 2.3 years on a post-tax basis. This payback is calculated from January 1, 2019 (beginning of substantial investment) and

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includes consideration of all site cashflows, including the cashflows associated with the other mines and with heap-leaching operations so as to be from the perspective of an investor in the total site strategic plan. The payback period is the period from January 1, 2019 until the date at which the cumulative net post-tax cashflow becomes positive on a non-discounted, non-escalated basis. This date is estimated at approximately the end of March 2021.

Project Valuation Summary

Category	LOM	NPV (5%)
	($M)	($M) (Discounted)

Total Net Revenue	4,128.3	3,275.6

Total Mine Operating Costs	1,352.5	1,075.6

Total Heap Leach processing Opex	486.4	405.2

Total CIL processing Opex	176.1	134.6

General and Administrative, Community, and Land Access	289.7	233.7

Total Operating Costs	2,304.8	1,849.0

Operating Cashflow	1,823.6	1,426.6

Total Initial Capital	180.1	172.5

Capitalized Stripping	125.7	106.1

Total Sustaining Capital	191.3	149.2

Total Capital Costs	497.1	427.9

Pre-Tax Cashflow	1,326.5	998.7

Corporate Income Tax	277.4	194.7

NET VAT Cashflow	-4.4	-1.1

Mining Duty	137.9	102.7

Total Tax	410.9	296.3

After-tax Net Cashflow	915.6	702.5

Exploration, Development and Production

Exploration

In 2019 Los Filos exploration programs included 107 holes totalling 24,856 metres in the Guadalupe, Los Filos Underground and Bermejal South target areas. The drilling was focused on identification of new resources or conversion of resources to reserves. Guadalupe drilling included 35 core holes and 29 RC holes to test below the pit limits, drill areas of Inferred Resource mineralization and explore along the southern edges of the pit limits. At Los Filos Underground the step-out drilling included 38 holes totalling 9,342 metres on a new mineralized zone near Creston Rojo, and extending the Nukay and Peninsular deposits to depth. The first phase of the Bermejal multi-phase exploration program was completed. The program was planned to explore the southern portion of the Bermejal intrusive and included five holes totalling 971 m completed at the Carmen target area that extends beyond the southern limit of the Guadalupe Open Pit.

Limited exploration in 2020 included 5,155 metres (24 holes) of infill drilling in the Guadalupe open pit deposit and 3,979 metres (17 holes) of step-out drilling in the Los Filos Underground deposit. At Bermejal, exploration consisted of 117 metres of surficial trenches and a single 215 metre drill hole.

The 2021 exploration program is budgeted at $4.7M and includes 14,000 metres of drilling in 64 holes in the Los Filos Underground deposit.

Development

Guadalupe Open Pit access was completed in Q3 2019 and initial mining commenced September 29, 2019. Mining in Guadalupe was transferred to the Los Filos mine operations in February 2020. Additional development activities

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were suspended for much of 2020 as the result of government-mandated restrictions related to COVID-19 and then a community blockade. Ore mining of both deposits is expected to commence in 2021.

Work on Bermejal Underground mine infrastructure and preparations for development continued in late 2019 and Q1 2020. The project already has a portal and 1,300 m long ramp completed. Activities during early 2020 included establishment of two ventilation raises and development of a cross-cut for access to the raises. Development activities were suspended for the majority of Q2 2020 as the result of government-mandated restrictions related to COVID-19. Contractor bidding and selection was concluded in 2020 and mobilization of the selected underground contractor was initiated in Q3 2020; however, mobilization was suspended due to a community blockade from September through December 2020.

A review of the planned CIL plant size, location and associated costs was initiated by Equinox Gold in Q1 2020, upon completion of the Leagold Transaction. The October 2018 feasibility study included a 4,000 tpd process plant with capex including infrastructure of $114.4 million. The improved gold price and opportunity to potentially process additional ore from the Gudalupe and Bermejal Open Pits in the CIL process plant led to a review to increase the size of the CIL plant and associated tailings filtration plant to 8,000 tpd. The CIL plant would be operated concurrently with the existing heap leach pad. Upon completion of the CIL plant redesign and pending Board approval, construction could start as early as year end 2021. All construction and operating costs associated with the expansion will be updated as part of the review.

Production

Production in 2020 was primarily focussed on sourcing ore from the Guadalupe Open Pit and Los Filos Underground and reprocessing of previously leached material on Pad 1 gold produced was much lower than anticipated as a result of the government-mandated restrictions for the majority of Q2 2020 and the suspension of mining activities from September through December 2020 as a result of the community blockade. Los Filos production for 2020, attributable to Equinox Gold following completion of the Leagold Transaction, totalled 58,453 ounces of gold, with 59,135 ounces of gold sold at AISC of $1,189 per ounce.

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Aurizona Mine

Aurizona is an operating open-pit mine and processing plant located in Maranhão State, Brazil. Aurizona produced gold from 2010 to 2015 but was placed on care and maintenance in the third quarter of 2015. Equinox Gold’s current executive team assumed management of Aurizona in August 2016, released the results of a feasibility study in July 2017, commenced full-scale construction in January 2018, and announced commercial production at Aurizona effective July 1, 2019. Aurizona produced a total of 130,237 ounces of gold during 2020 at AISC of $926 per ounce of gold sold.

Other than the information under the heading Exploration, Development and Production, the information that follows relating to Aurizona is derived from, and in some instances is a direct extract from, the Aurizona Technical Report. The information below is based on assumptions, qualifications and procedures that are set out only in the Aurizona Technical Report and reference should be made to the full text of the Aurizona Technical Report which Equinox Gold has filed under its SEDAR profile at www.sedar.com, its EDGAR profile at www.sec.gov/EDGAR and which is available on Equinox Gold’s website at www.equinoxgold.com.

Project Description, Location and Access

The Aurizona Mine is located in the state of Maranhão in northeastern Brazil between the cities of São Luis and Belém. Aurizona is centered at approximately 01°18’ south latitude and 45°45’ west longitude on the Atlantic coast of northern Brazil, 320 km northwest of the state capital city of São Luis and within 3 km of an ocean inlet.

Year-round road access to the mine is available from the state capital cities of Belém, Pará (400 km), and São Luis, Maranhão (320 km), the latter requiring a ferry transfer from São Luis island to the mainland or a longer bypass by road on land. The main federal highway connecting both capitals has been resurfaced in both states and is in good condition. A state highway connects the federal highway with the town of Godofredo Viana, from which Aurizona is accessed by 16 km of a regularly maintained eight-metre-wide laterite road.

Mineral Tenure and Surface Rights

Aurizona consists of a developed mine camp, open pit operation, process plant, and associated infrastructure and includes one active mining license totaling 9,981 hectares and 12 exploration licenses totaling approximately 97,042 hectares for a total land package of approximately 107,023 hectares. The Tatajuba exploration licence is in the process of being converted to a mining license.

All thirteen licenses are 100% held by Equinox Gold via its indirect wholly-owned subsidiaries Mineração Aurizona S.A. (MASA) and Luna Gold Pesquisa Mineral LTDA. The Piaba and Boa Esperança deposits, as well as several near-mine exploration targets are covered by the mining licence.

Equinox Gold, through MASA owns all surface rights required for operation of the Aurizona Mine.

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Royalties

Aurizona is subject to production royalties held by the Brazilian government and Sandstorm. The Mining License is subject to a government royalty of 1.5% which is applied to gross revenue from sales payable to the Brazilian government. Previously, Aurizona was subject to a 17% gold stream payable to Sandstorm. This gold stream has been terminated and replaced by two net smelter return (NSR) royalties (the Aurizona Project NSR and the Greenfields NSR) and a convertible debenture in favour of Sandstorm dated January 3, 2018. The Aurizona Project NSR covers the mining license and the four brownfield exploration licenses including all the Mineral Resource estimates presented in this summary and in the Aurizona Technical Report, and any future resources from these properties that would be processed through the Aurizona mill net of third-party refining costs. The Aurizona Project NSR is a sliding scale royalty based on the price of gold as follows:

•	3% if the price of gold is less than or equal to $1,500/ounce

•	4% if the price of gold is between $1,500 and $2,000/ounce

•	5% if the price of gold is greater than $2,000/ounce.

The Greenfields NSR covers the other eight Aurizona exploration licences and are subject to a 2% royalty. Sandstorm holds a right of first refusal on any future streams or royalties on the licences covered in the Aurizona Project NSR or Greenfields NSR.

History

The Aurizona region has a long history of artisanal gold production dating back to the Jesuits in the 17th Century. In 1912, there was considerable activity around the village of Aurizona and again in 1931 when the government declared a “free mining area except for the tax on gold production payable to the State. Artisanal miners (garimpeiros) have been active in the region since that time and have recovered gold nuggets over 30 kg in size from the alluvial flats.

In 1978, Brascan, through subsidiary companies, started exploration programs in the alluvium that lasted through 1985. In 1988, MASA, then a subsidiary of Brascan, received a license to mine within Brazil’s National Department of Mineral Production (DNPM, now the ANM) area 800.26/1978. In 1991, a joint venture agreement was signed between Cesbra S/A, a Brascan Brazil subsidiary, and Unamgen, an exploration subsidiary of Gencor, the South African mining company. Unamgen assumed the position of operator of the joint venture company, MASA. In 1996, Gencor agreed to sell its gold assets in Brazil to Eldorado Gold (Eldorado) and in the process introduced Eldorado to Cesbra resulting in a new project joint venture with Unamgen. In 1997, an exploration program commenced that included diamond and RC drilling of the extensions of the Piaba deposit (as described herein) along strike to the east and west. In total, in the period from 1991 to 1997, approximately 22,000 m were drilled (core and RC) at Aurizona by Unamgen.

Apart from the minor work necessary to maintain title, no further systematic exploration or development activity was carried out until Luna Gold acquired 100% of MASA from both joint venture partners in January 2007. In the meantime, the regional infrastructure had improved considerably in terms of road access, telecommunications and grid power availability.

Luna Gold, a predecessor of Equinox Gold, conducted extensive exploration of the property upon assuming ownership and advanced the project through feasibility and construction and into production. Aurizona produced a total of 329,042 ounces of gold between 2010 to 2015 until the project was placed on care and maintenance.

Current Equinox Gold management assumed management of Aurizona in August 2016.

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In early January 2018 Equinox Gold’s Board approved full-scale construction of Aurizona. In July 2019 Equinox Gold announced that commercial production had been achieved at Aurizona.

Geological Setting, Mineralization and Deposit Types

Aurizona is characterized as a greenstone-hosted orogenic gold system. Mineralization occurs as structurally controlled gold deposits including the Piaba deposit, which is currently being mined. Piaba, Boa Esperança, and Tatajuba deposits are on and adjacent to the Aurizona Shear Zone (ASZ), a regional northeast-striking structure. These deposits are hosted by Paleoproterozoic volcano-sedimentary and intrusive rocks of the São Luis Craton (SLC), an eastern extension of the Guyana Shield which contains several major Proterozoic gold deposits including Las Cristinas, Omai, and Rosebel, extending from Venezuela to Brazil. Geology at Aurizona is dominated by volcano-sedimentary sequences of the 2.23-2.24 Ga Aurizona Group, and granitoids of the Tromaí Intrusive Suite. The Aurizona Group is comprised of felsic, intermediate, and mafic volcanic and volcaniclastic rocks, as well as metasedimentary rocks. The bedrock units are covered by Phanerozoic sedimentary basin deposits and recent coastal sediments.

Gold mineralization at Piaba and the other deposits is generally associated with subvertical tabular zones of intense shearing and quartz-carbonate-sericite±chlorite hydrothermal alteration. Quartz±carbonate shear veins are the primary host for gold mineralization with flat to shallow dipping quartz±carbonate extensional veins also carrying gold. Pyrite is the dominant sulphide with minor arsenopyrite and rare pyrrhotite, except at Tatajuba where arsenopyrite mineralization is commonly observed. Native gold is observed within the grey shear veins, commonly along vein margins.

A mature regolith profile has developed across Aurizona with distinct effects on geochemical dispersion and physical properties within each domain type. The mineralized sequence is weathered to a vertical depth of more than 60 m, below which primary gold mineralization occurs in fresh, sulphide-bearing rocks.

Exploration

Exploration at Aurizona since 2007 has been operated by MASA working out of the Aurizona Mine camp. The exception is the work performed by AngloGold on the regional greenfields joint venture between 2016 and 2018, which was operated by AngloGold personnel. In May 2016, AngloGold entered into earn-in joint venture agreement (JV) on Equinox Gold’s greenfields concessions at Aurizona. The JV covered approximately 1,700 km2 of regional exploration ground. Roughly $9 million in expenditures was spent on exploration including completion of more than 43,000 line-kilometres of airborne geophysics, approximately 10,000 metres of drilling, and soil geochemistry and geologic mapping surveys. In August 2018, the JV was terminated, and Equinox Gold retained its 100% interest in the greenfield concessions. Equinox and JV non-drilling exploration activities are summarized below.

Summary of Exploration Activities to December 2020

	Historic	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	TOTAL

Surface Sampling
Soil Sampling (samples)	23,484		2,500	3,041	15,142	19,148	9,074	3,408	308			4,176	4,176		711	84,457
Rock Sampling (samples)	738	13	106	87	171	267	957	151	551	362	23	213	253			3,892
Channel Sampling (metres)							128	1,944	231	145	157	97	291			2,993
Trenching (metres)							3,187					253				3,440

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	Historic	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	TOTAL

Geophysical Surveys
Airborne Magnetics/ Radiometrics (line km)	23,908											37,726				37,726
Airborne EM (line km)												5,586				5,586
Ground Magnetics (line km)					50	265	236	249	19							819
IP (line km)							9	34								43

Drilling

Aurizona has three mineral deposits including the Piaba, Boa Esperança, and Tatajuba deposits, on which a total of 132,936 m of drilling has been completed in 944 holes. The dominant drilling method is HQ sized, diamond drill holes (DD) which account for a total meterage of 114,065 m in 642 holes. RC is also utilized and accounts for 18,872 m in 336 holes. The deposit drilling is dominantly using angled holes, drilled to the southeast or to the south to intersect steeply dipping, northeast to east-west striking mineralized zones. Grade control drilling in the Piaba open pit is executed with RC and blasthole drilling methods. There is an additional 32,169 m in 336 holes of regional diamond and RC drilling at Aurizona. Auger drilling has been used to delineate trends and condemn sites used for infrastructure.

The drilling procedures are adequate to support Mineral Resource estimation. There are not any drilling or sampling factors that could materially impact the accuracy and reliability of the results.

In addition to the known mineral deposits, Aurizona has several exploration trends and targets that warrant further exploration drilling. The most advanced targets include Genipapo, Micote, Mestre Chico within the Eastern Brownfields, an area with several prospects northeast of the Piaba open pit, and the Touro target area located 20 km south west of the mine infrastructure.

Sampling, Analysis and Data Verification

Sampling

Equinox Gold maintains a QA/QC sampling program, including insertion and review of coarse blanks, certified reference materials (CRM), and duplicates. Blanks, CRMs, and quarter core duplicates are inserted into the sample stream at roughly a 4% insertion rate per material type.

Sample intervals are a nominal one metre length but may range from 0.3 - 2.0 m length and can cross geological boundaries. An electric core saw is used to cut hard and competent drill core. Saprolite and similar softer material is cut manually with a large knife or machete. Core is consistently sampled on the same side and the remaining half of the core is stored in the core box for reference.

RC samples are collected at the drill rig by the contracted drilling personnel. The entire sample representing a one metre run length is collected at the drill site. RC samples are not processed or split prior to shipment. Entire RC samples are shipped to the commercial assay laboratory where they are dried and split before analysis. Blanks and CRMs are inserted in a similar manner as with drill core samples.

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After the cutting and bagging of individual samples, sample shipments are prepared in sealed rice sacks. Sample shipments are transported by a commercial transport company directly from the core facility to the preparation laboratory. The chain of custody procedures includes long term storage of records documenting transport to and receipt of sample shipments at the laboratory. The sample shipments are prepared by MASA staff and have adequate security and tracking measures employed during preparation, packing and transport.

Analysis

Equinox Gold has used ALS Global (ALS) as its primary independent laboratory since 2008, and ACME Analytical Laboratories Ltd (ACME, now Bureau Veritas) in 2007 and late in 2011. A variety of laboratory locations have been used to prepare and assay samples, all of which follow ISO procedures. ALS labs in Australia, Canada, Peru, Brazil, and Chile have ISO 17025:2005 and ISO 9001:2008 accreditation. ACME Vancouver was accredited under the general ISO 9001:2000 regulations.

From 2007 to 2016 all drilling samples were analysed by fire assay with AAS finish and samples returning greater than 10 g/t gold were automatically re-analysed via fire assay with gravimetric finish. In 2017, the procedure was enhanced to include re-assay of samples that return greater than 10 g/t gold by screen metallic assay to address the presence of coarse gold.

The QA/QC materials are appropriately matched to the mineralization at Aurizona. The results are reviewed on a batch by batch basis to monitor the accuracy and precision of the results. A series of rules are followed to audit the QA/QC results and possible failures and subsequent follow up actions are taken as required.

The responsible Qualified Person confirmed the sample preparation, analysis and security procedures demonstrate that the resultant dataset is adequate for use in Mineral Resource estimation and preparation of Mineral Reserves.

Verification

The data used in the resource models and resource estimation was reviewed for critical errors and to evaluate the quality of the analytical data. Location data for the collars and downhole survey measurements were checked for gross errors. Measured physical property values were used to recalculate and verify the in-situ bulk density values being used. The assay data was checked for ranking accuracy and the QA/QC results were evaluated statistically and plotted for visual evaluation. The results of the data verification demonstrate the data is adequate for use in Mineral Resource estimation and preparation of Mineral Reserves.

Mineral Processing and Metallurgical Testing

Various metallurgical test work programs have been completed and relevant test results from test work campaigns between 2011 and 2017 formed the basis for the process design criteria and process plant upgrade design.

The main metallurgical laboratories involved in the testwork included: Paulo Abib Engenharia S.A. (1995); Lakefield Research Limited (1997); Metago (1994 and 2007-2008); Núcleo de Inovações Tecnológicas/NUTEC - Fundação Gorceix (2007); Departamento de Engenharia de Minas da UFMG (2007); HAD Services S/S Ltda (2008); Metcon Research (Metcon) (2009); Advanced Mineral Technology Laboratory, Ltd. (AMTEL) (2013); Hazen Research, Inc. (2013); Koeppern Machinery Australia (Koeppern) (2013); Inspectorate (now Bureau Veritas Commodities Canada Ltd (BV)) (2013 - 2016); SGS Geosol Laboratórios Ltda (2017); and ALS Minerals (2017). A summary of the extensive test work campaigns is set forth in the Aurizona Technical Report.

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The testwork results show that the mineralization responds well to gravity concentration followed by a CIL process. There is a significant amount of nugget gold varying widely from sample to sample. On average, the gravity concentration could recover approximately 30% to 40% of the gold from the feeds. Some of the samples contain carbonaceous materials but do not appear to be significantly preg-robbing if the CIL procedure is used for the cyanidation tests.

In general, the transition ore samples are moderately resistant to SAG mill grinding compared to the very competent fresh rock samples based on the SAGDesign WSAG and the SMC Axb ore parameters. Based on the BWi parameter, the transition ore is also softer to ball mill grinding than the fresh rock.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

The current Mineral Resource estimate for Aurizona includes the Piaba open pit, Piaba underground, Boa Esperança open pit, and Tatajuba open pit deposits. The Mineral Resource estimates presented represent an update to the previous Mineral Resource estimates for Piaba open pit, Piaba underground, and Boa Esperança open pit that were previously disclosed by Equinox Gold on March 19, 2019 with an effective date of October 22, 2018. The Mineral Resources of the Tatajuba deposit represent an update of the Mineral Resources initially disclosed March 27, 2015 by Luna Gold. Mineral Resources from the Piaba Open Pit, Piaba Underground, and Boa Esperança deposits presented herein have an effective date of December 31, 2019. Mineral Resources from Tatajuba have an effective date of January 24, 2020. The Mineral Resources are shown in Table 1, below.

The current Mineral Resource for the open pit portion of the Piaba deposit reflects approximately one year of mining and grade control drilling undertaken by MASA since the October 22, 2018 update. Considerations from mining and the additional drilling have been incorporated into the current Piaba Open Pit Mineral Resource.

The Mineral Resources presented conform with CIM Definition Standards (2014), have been prepared according to CIM Best Practice Guidelines (2019), and are reported in accordance with NI 43-101. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all, or any part, of the Mineral Resources will be converted into Mineral Reserves.

To sufficiently test the reasonable prospects for eventual economic extraction by an open pit, the Qualified Persons used MinePlan’s pit optimiser with input parameters to evaluate the portions of the block model that could be extracted economically. The pit optimisation parameters are summarised in Table 2, below. The results of the pit optimisation are used to constrain the Mineral Resource with respect to the CIM Definition Standards and does not constitute an attempt to estimate reserves. The open pit resources are restricted to blocks contained within the optimised pit, and above a datum that is the lower of 20 m below the reserve pit or 20 m below the fresh rock – transition contact.

Block model quantities and grade estimates were classified in accordance with the CIM Definition Standards by Trevor Rabb, P.Geo, a Qualified Person. Geologic interpretations were performed by MASA and Equity in Datamine Studio and Micromine software. Interpretations were imported into Leapfrog software to assist with generating final resource domains. Estimation of Mineral Resources was completed using Micromine software. The databases were provided by Equinox Gold and validated for adequacy by Eleanor Black, P.Geo, a Qualified Person.

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Table 1 - Consolidated Mineral Resource Statement for Aurizona Project, Maranhão, Brazil

Deposit	Area	Category	Cut-Off Grade Gold (g/t)	Tonnes (kt)	Gold (g/t)	Contained Gold (koz)
Piaba	Open Pit	Measured	0.6	2,721	1.25	109
		Indicated		3,339	1.36	146
		Inferred		365	1.65	19
Boa Esperança	Open Pit	Indicated	0.6	445	1.22	17
		Inferred		114	1.28	5
Tatajuba	Open Pit	Indicated	0.6	2,144	1.62	112
		Inferred		234	2.98	22
Total Open Pit		M&I	0.6	8,649	1.38	384
		Inferred		712	2.02	46
Piaba	Underground	Indicated	1.0	7,317	1.96	460
		Inferred		16,500	1.98	1,052
Total Aurizona Resource		M&I		15,966	1.64	844
		Inferred		17,212	1.98	1,098

Notes:

1.	Mineral Resources are reported exclusive of reserves.
2.	Mineral Resources are reported using gold price of USD$1500 /oz gold.
3.

Open pit Mineral Resources are reported using a cut-off grade of 0.6 g/t gold and are constrained using an optimized pit generated using Lerchs –Grossman pit optimisation algorithm with parameters outlined in Table 21.

4.	Underground Mineral Resources are reported using a cut-off grade of 1.0 g/t gold and within a 1.0 g/t gold confining solid.
5.	The Mineral Resource statement has been prepared by Trevor Rabb, P.Geo. who is a Qualified Person as defined by NI 43-101.
6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
7.	Any discrepancies in the totals are due to rounding.
8.	Mineral Resources from Piaba Open Pit, Piaba Underground and Boa Esperança presented herein have an effective date of December 31, 2019.
9.	Mineral Resources from Tatajuba have an effective date of January 24, 2020.

Table 2 - Pit Optimisation Parameters for Piaba, Boa Esperança, and Tatajuba

Metal Prices
Gold Price ($US per Au oz)	$1,500

Payability (%)	99.9%

Refining/Transportation ($US per Au oz)	$19.50

Royalty (%)	4%

Wall Slopes (Overall Angle in degrees)
Laterite/Saprolite	37°

Hard Saprolite/Transition	33°

Rock	49°

Mining Costs ($US/t moved)
Laterite/Saprolite	$2.32

Hard Saprolite/Transition	$2.32

Rock	$2.32

Process Costs ($US/t processed)
Laterite/Saprolite	$9.98

Hard Saprolite/Transition	$10.28

Rock	$12.13

G&A Costs	$2.84

Process Recovery (%)
Laterite/Saprolite	92.6%

Hard Saprolite/Transition	92.1%

Rock	89.2%

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Mineral Reserve Estimate

The Proven and Probable Mineral Reserves at Aurizona have been classified in accordance with the CIM Definition Standards (2014). Mineral Reserves are defined within a mine plan, with open pit phase designs guided by Lerchs-Grossmann optimized pit shells.

The Mineral Reserve estimate for Aurizona, effective December 31, 2019 is summarized in the following table.

Mineral Reserves for Aurizona – December 31, 2019

	Proven			Probable			Proven & Probable
Ore Type	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)

Laterite	25	1.31	1	434	1.04	14	459	1.05	15

Saprolite	1,482	1.53	72	1,036	1.23	41	2,518	1.41	113

Transition	2,679	1.52	131	944	1.62	49	3,623	1.55	180

Fresh Rock	8,213	1.50	396	4,965	1.59	254	13,178	1.54	650

Total	12,399	1.51	600	7,379	1.51	358	19,778	1.51	958

Note: This Mineral Reserve estimate is effective as of December 31, 2019 and is based on the Mineral Resource estimate dated December 31, 2019 for Aurizona completed by Equity Exploration. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP., who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pits based on a $1,350/oz gold price. The cut-off grade used was 0.6 g/t for Piaba and Piaba East and 0.41 g/t for Boa Esperança. The mining cost averaged $2.32/t mined, processing costs are $9.98/t for laterite/saprolite, $10.28/t for transition and $12.13/t for fresh rock. G&A was $2.84/t ore processed. The ore recoveries were 92.6% for laterite/saprolite, 92.1% for transition and 89.2% for fresh rock.

Mining Operations

Aurizona is an open pit operation using conventional mining equipment; mining is being completed by a Brazilian contractor.

The mine schedule is based on 2019 Mineral Reserves using the Piaba, Piaba East and Boa Esperança pit areas. It delivers 19.8 million tonnes of proven and Probable Mineral Reserves grading 1.51 g/t gold to the process plant over a current design life of 6.5 years. The ore tonnage is made up of 12.4 million tonnes of Proven Mineral Reserves grading 1.51 g/t gold and 7.4 million tonnes of probable Mineral Reserves grading 1.51 g/t gold and includes 0.7 million tonnes of Proven Mineral Reserves grading 1.1 g/t gold currently in the stockpile from 2019 mining activity.

Waste tonnage totals 99.8 million tonnes to be placed in the various waste rock management facilities. The overall strip ratio is 5.22:1 mined or 5.00:1 delivered (due to stockpiled ore in the schedule).

The mining cut-offs used were 0.6 g/t gold for Piaba and Piaba East and 0.41 g/t gold for Boa Esperança.

The detailed pit phase designs at Aurizona are based on the feasibility study summarized in the technical report entitled “Feasibility Study on the Aurizona Gold Mine Project NI 43-101 Technical Report” dated August 9, 2017 with an effective date of July 10, 2017 prepared for Trek Mining, a predecessor of Equinox Gold (Aurizona Feasibility Study) as the pit optimization shells generated with the current resource model showed the designs to still be valid. They are also in use by the site for planning purposes.

Highwall slope angle criteria vary by area and pit. Work completed during the Aurizona Feasibility Study by third party consultants remains valid and was used in the update of the reserves.

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In general, the inter ramp angles vary from 33 to 60 degrees depending on pit area and wall orientation. This is due to foliation present parallel to the walls in certain zones. The geotechnical consultants have provided detailed information for each pit slope area.

Heights between safety benches varies by material type. In the saprolite and transition zones, benches are placed each 6 metres while in the fresh rock they are placed each 18 metres. Berm widths vary from 3.5 metres to 9.0 metres depending on the zone. Every 54 metres vertically in saprolite and transition zones, a 10-metre berm is required.

A larger catch berm of 20 metres is in the design at the -44 level which roughly represents the base of the transition zone. The base of the transition zone is expected to be a dewatering zone for the slope due to the higher permeability of that material as compared to fresh rock.

Three pit areas are considered in the reserves statement: Piaba (8 phases), Piaba East (one phase) and Boa Esperança (one phase). The Boa Esperança open pit is planned to become a water storage facility once excavated but has the potential to be a larger pit in the future.

The mine schedule utilizes the pit and phase designs to send a peak of 3.2 million tonnes of material to the plant in 2021 then lesser amounts in the following years. This peak is possible due to the higher percentage of saprolite which allows a slight increase in plant throughput. Total mine production peaks at 34.9 million tonnes in 2020 then declines as the mine advances.

Equipment sizing for ramps and working benches is based on the equipment fleet in use and has single lane access of 17.8m (2x operating width plus berm and ditch) and double lane widths of 23.5m (3x operating width plus berm and ditch). Ramp uphill gradients are 10% in the pit and 8% uphill on the dump access roads. Working benches were designed for 35m to 40m minimum on pushbacks, although some push-backs do work in a retreat manner to facilitate access.

Mining of Piaba underground is not considered in this Mineral Reserve estimate. It remains a future opportunity to be examined in more detail prior to converting those Mineral Resources to Mineral Reserves.

Tatajuba is also not considered as part of the Mineral Reserve but will be the subject of further study to determine if it may be included in the future.

Processing and Recovery Operations

The process plant was originally designed to treat soft saprolitic ores at a rate of 5,500 tpd. The process plant was subsequently upgraded during 2018-2019 and Aurizona achieved commercial production of the upgraded plant on July 1, 2019. The upgraded process plant consists of the following main processing facilities with a nominal processing rate of 8,000 tpd: primary crushing and associated material handling equipment; crushed ore surge bin, emergency crushed ore stockpile, associated feed and reclaim systems; grinding circuit, including a SAG mill, ball mill, and associated pumping and material handling systems; a gravity circuit with intensive leach reactor, an electrowinning cell and associated equipment; cyanide Leach/CIP circuit and associated gold recovery and carbon handling circuits, including pre-leach thickening, leach and CIP tanks, acid wash and elution, carbon reactivation, gold electrowinning and melting; and cyanide destruction.

The following is a summary of the processing steps. The ROM ore is hauled to the plant site and is either directly dumped into a hopper located at the east edge of the receiving pad or to the ROM stockpiles on the storage pad.

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The crushing circuit consists of a vibrating feeder, a jaw crusher and apron feeder and produces a product particle size of approximately P80 of 120 mm.

The crushed ore is transported by conveyor to a 65 t surge bin and then reclaimed and fed to the grinding circuit to reduce the crushed ore to a P80 of 100 µm. During normal crusher operation, the surge bin directly feeds the SAG mill. As the crusher can produce more ore than the grinding circuit can accept, ore can be directed via a conveyor to an emergency crushed ore stockpile for reclaim by a front-end loader during crusher outages.

The SAG mill operates in open circuit with a small recirculated pebble stream. A pebble crusher is planned to be installed in the future when more fresh ore is planned to be mined. The ball mill is in a closed circuit with cyclones. A percentage of the cyclone underflow reports to one centrifugal gravity concentrator. On average approximately 33% of the gold in the ROM ore is recovered from the gravity circuit. The intensive leach reactor associated with the gravity concentrators recovers gold from the gravity concentrate. Gold in the pregnant solution from the intensive leach reactor is recovered by electrowinning.

The cyclone overflow flows by gravity to the pre-leach thickener where the slurry is thickened for downstream cyanidation.

The loaded carbon from the CIP circuit is washed by diluted acid solution and eluted in an Anglo-American Research Laboratory elution circuit. The gold in the pregnant solution is recovered by electrowinning. The barren solution is recirculated back to the leach circuit. The gold sludge produced from the electrowinning circuit and the gold sludge from the intensive leach circuit, are filtered, dried, and then smelted independently to produce gold doré bullion.

The tailings from the CIP circuit flows to a cyanide destruction circuit that uses a sulphur dioxide/air process to destroy the residual weak acid dissociable cyanide. The treated residue slurry is then pumped to the TSF.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The Companhia Energética do Maranhão (CEMAR) provides 14MW power supply to the plant via a 69 kV overhead power line.

The major sources of raw water supply for the plant are provided from Lake Pirocaua and reclaim water is from the TSF. Raw water storage at site is 1.5 Mm3.

The TSF design is based on 19.8 Mt of processed ore and there is potential for future expansions. After detoxification of cyanide, slurried tailings are pumped from the process plant to the TSF and spigoted from the dam crest to maintain the water pool towards the rear of the reservoir area and away from the main dam embankments.

There are four different waste storage facilities required over the life of the mine to accommodate the 99.8 Mt (53.2 Mm3) of waste material.

There is currently a camp located in the Aurizona village with an infirmary, offices, lodging facilities, and kitchen/dining area for serving meals mainly to the administration staff. The majority of the employees and contractor personnel live in the surrounding communities.

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Permitting and Compliance Activities

Equinox Gold currently has all required permits for the operation of the Aurizona mine. Permits related to chemical storage, water use, and effluents discharge have been granted and are currently valid. Other required permits for the future operations are planned and/or under the application process.

MASA continues to invest in programs and projects in the communities within the area of influence of the mine that are focused on infrastructure improvement, skills training, education, behavioural change, and strengthening of local institutional and leadership skills. These programs and projects have been developed in partnership with the local communities, the state (Maranhão) institutions, and the Industry State Federation. One of the key tools in ensuring effective communication between the company and the communities was the establishment of the Community Development Committee (CDC). The CDC, which meets monthly, is a volunteer committee and is comprised of local leaders and authorities. The CDC is evolving into an important forum to discuss local issues, to seek common solutions, and implement cooperative strategies for local business development.

Capital and Operating Costs

Capital costs forecast for Aurizona to maintain operations and in order to meet current Mineral Reserves production are expected to total $107.1 million over the remaining mine life.

The total operating cost for Aurizona is $27.95 per tonne processed until the end of the mine life in 2026. Operating costs are broken into three primary areas: mining, processing, and G&A.

The mining cost estimate is based on the reserves pit design and takes into consideration haulage distances, depth of mining, contractor mining costs and expected consumable and maintenance costs. Mine operating costs are based on Equinox Gold’s 2019 Operating Budget and Forecast and are forecast to be $2.30/ tonne moved for the life of mine.

The process operating cost also is based on the forecast and initial operating history of the Aurizona process facility. This cost is estimated to be $10.39 /tonne ore processed until the end of mineral processing in 2026.

G&A operating costs are based on initial operating costs with a forecast for the remainder of the mine life. These costs include the site overhead, social programs, and G&A from local offices but not the corporate overhead. The forecast is $4.89 /tonne ore processed.

Exploration, Development, and Production

Several immediate opportunities to expand the Mineral Resource base at Aurizona are being investigated including the underground mining potential of Piaba and the open pit mining potential of the Tatajuba deposit. Equinox Gold completed a Preliminary Economic Assessment (PEA) during 2020 to assess the underground potential of the Piaba deposit. The results are presented in Section 24 of the Aurizona Technical Report.

Highlights of the PEA (at $1,350 gold) include:

●	740,500 oz gold production from the underground mine, in addition to existing open-pit gold production

●	2,800 tpd mill feed at steady state from the underground mine

●	Mine plan incorporates 2.8 million tonnes of Indicated Mineral Resources grading 2.73 g/t gold and 6.2 million tonnes of Inferred Mineral Resources grading 2.89 g/t gold

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●	Mined using low-cost long-hole open stoping method

●	Processed using the existing 8,000 tpd plant and other existing surface infrastructure

●	Initial capital costs of $69.7 million and sustaining capital of $138.4 million

●	$1 billion gross revenue with a post-tax net cashflow of $204 million

●	All-in sustaining cost per ounce of $925/oz

●	$122 million after-tax net present value discounted at 5% (NPV5%) ($228 million at $1,620/oz gold)

●	25% internal rate of return (IRR) (38% at $1,620/oz gold)

The designs and estimates for the underground study include the mining of Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Additionally, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. As such, this study should be regarded as preliminary in nature and the estimates and economic conclusions should not be relied upon.

Equinox Gold intends to advance the potential Piaba underground mine toward a pre-feasibility study that is expected to be completed in 2021. During 2020 the Company completed a 23,916-metre drill program aimed primarily at converting underground Inferred Mineral Resources to Indicated Mineral Resources in support of the pre-feasibility study. Future drilling will also target expansion of the Piaba underground deposit at depth and along strike.

The open pit potential of the Tatajuba deposit is presented in Section 14 of the Aurizona Technical Report and drilling to date has enabled an initial Mineral Resource estimate to be reported. The near surface and potentially open-pit available resources at Tatajuba provides the opportunity for additional feed to the processing facility and blending of saprolitic and transition material with fresh rock from Piaba open pit or Piaba underground material. The recent drilling results highlight that the Tatajuba deposit is open at depth and further exploration drilling is warranted to fully test the underground mining potential of underground.

Numerous near mine and regional exploration targets exist and represent significant exploration potential. An exploration program consisting of 49,000 metres of drilling and surface exploration (mapping and geochemical surveys) is planned but subject to access, permitting and potential impediments due to the COVID-19 pandemic.

Optimization and operational improvement studies at Aurizona are focused on metallurgy and processing. To optimize recoveries, during 2020 the Company converted the Aurizona process plant from Carbon-in-Pulp (CIP) to Carbon-in-Leach (CIL).

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Mesquite Mine

Mesquite is a ROM heap leach gold mine located in California, USA. Mesquite has produced more than 4.5 million ounces of gold since commencing operations in 1985 and produces on average approximately 130,000 ounces of gold per year. Equinox Gold acquired the project from New Gold on October 30, 2018. Mesquite produced a total of 141,270 ounces of gold during 2020 at AISC of $1,091 per ounce of gold sold.

Other than information under the heading Exploration, Development and Production, the information that follows relating to Mesquite is derived from, and in some instances is a direct extract from, the Mesquite Technical Report. The information below is based on assumptions, qualifications and procedures that are set out only in the Mesquite Technical Report and reference should be made to its full text which Equinox Gold has filed under its SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/EDGAR and which is available on Equinox Gold’s website at www.equinoxgold.com.

Project Description, Location and Access

The Mesquite Mine is located approximately 35 miles to the east of the town of Brawley, California, and about 52 miles northwest of the city of Yuma, Arizona. The property is at Latitude 33° 03’ North and Longitude 114° 59’ West. Access to the property is from California State Highway 78 and then north along a paved private road into the Mesquite Mine. The property is approximately 24 miles north of the border with Mexico and 16 miles west of the border with the State of Arizona.

Equinox Gold completed the acquisition of Western Mesquite Mines, Inc. (WMMI), from New Gold, on October 30, 2018. WMMI, Equinox Gold’s wholly-owned subsidiary, holds a 100% interest in the property and operates the mine. The major assets and facilities of WMMI are an open pit gold heap leach mining operation with a carbon-in-column (CIC) processing circuit. A smelting furnace, assay and metallurgical laboratories, administration building, truck shop facility, and other required infrastructure are also located on the mine site.

Mineral Tenure

The mineral rights at Mesquite consist of 265 unpatented and 53 patented mining lode claims, 97 unpatented and 122 patented mill site claims, 658 acres of California State leased land, and a lease of a portion of the 4,275 acres of adjacent private land owned by the Los Angeles County Sanitation District (LACSD).

All the aforementioned properties are controlled by WMMI and are collectively identified as the Mesquite Plan of Operations Area. The claims located on federally owned lands are administered by the Bureau of Land Management (BLM).

Patented mining lode claims and patented mill site claims on U.S. Federal Land represent a secure title to the land. Unpatented mining and mill site claims do not have a termination date as long as annual assessment work is maintained and the land is held for mining purposes. The Federal fee land is leased by WMMI and can also be maintained indefinitely as long as the annual maintenance fees are paid.

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Surface Rights

The surface ownership of patented mining claims, which are identified as Imperial County Assessor’s parcels, have all the general rights of surface ownership as fee land. WMMI also owns patented claims and mill sites south of the mine property for water supply wells.

WMMI has surface operation rights within the leased parcel of the State of California Property.

The lode claims and mill sites maintained by WMMI provide the general right for surface management and operations, subject to environmental permitting and other compliance activities unique to public lands. However, under California’s Environmental Quality Act (CEQA) authority, which generally mirrors the National Environmental Policy Act (NEPA) requirements the BLM is tasked to administer, there is little practical difference in operations and reclamation requirements regardless of whether the land is public or private.

The LACSD is constructing a landfill facility adjacent to, and overlying portions of, the existing Mesquite property. The landfill project will be located on private land owned by LACSD. Under the agreement, WMMI has retained the right to explore, mine, extract, process, market and sell ore, and otherwise conduct mining and processing activities, anywhere within the Mesquite property for an initial period through 2024 with automatic extensions until 2078. LACSD has the right to utilize portions of the overburden stockpiles and spent ore from the leach pads for use as daily cover for the landfill, as well as for construction materials for general purposes as well as liner design. This material will be jointly used by both LACSD and WMMI, but WMMI will have priority.

Royalties

Most of the Mineral Reserves planned for future mining at Mesquite will be subject to a 0.5% to 2% production royalty due to Franco-Nevada Corporation and a 2% production royalty due to Glamis Associates, depending on the claim group. Claims jointly owned by Franco-Nevada Corp. and Glamis will pay a 1% royalty to Franco-Nevada and a 2% royalty to Glamis Associates. The average royalty per year is 2.6 % to the combination of Franco-Nevada Corp. and Glamis Associates.

WMMI also pays a 6% to 9% NSR (depending on the relevant gold price) to the California State Lands Commission (CSLC) on production from certain California State leased lands under a Mineral Extraction Lease between WMMI and the CSLC. The royalty percentages are calculated as follows: below $1,300 per troy ounce of gold, the royalty is 6%; from $1,300 to $1,800 per troy ounce of gold, the royalty is 7%; from $1,800 to $3,600 per troy ounce of gold, the royalty is 8%; and above 3,600 per troy ounce of gold, the royalty increases to a maximum of 9%.

History

Gold was first discovered at Mesquite by track crews building the Southern Pacific railroad around 1876. First gold production at Mesquite dates to the late 1800s and early 1900s when placer gold was recovered on a small scale. During the 1920s and 1930s, small-scale subsistence placer mining was conducted in the district. Larger placer and lode mining were reported in the area from 1937 through to the mid-1970s and a number of companies explored the area.

Gold Fields Mining Corporation acquired the property in 1980, conducted exploration and development over the ensuing years and began commercial gold production at Mesquite in March 1986 as a heap leach gold operation. In 1993, Santa Fe Pacific Gold Corporation (Santa Fe) acquired Mesquite. In 1997, Santa Fe was acquired by Newmont Mining Corporation (Newmont). Newmont mined the deposit through May 2001, when there was a slope failure in one of the pits and the existing reserves at a $300 gold price were deemed uneconomic. A total of 154 million tons

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of material grading 0.026 ounces per ton (opt) gold had been placed on the leach pads when mining operations stopped in 2001, and gold recovery from the leach pads continued through to 2007.

Western Goldfields Inc. (WGI) acquired Mesquite from Newmont in November 2003, completed a feasibility study in 2006 and restarted operations in late 2007. Commercial production was achieved in January 2008. In June 2009, following a business combination with WGI, New Gold became the operator. Newmont’s 2% NSR royalty on the project was transferred to Franco-Nevada in 2007.

Equinox Gold acquired Mesquite from New Gold in October 2018.

Geological Setting, Mineralization and Deposit Types

The Mesquite Mine district lies on the southwest flank of the Chocolate Mountains, in amphibolite grade metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust. These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust that has an extremely complex geological history. Mesquite comprises two subparallel, Oligocene-age deposits: Big Chief – Vista (Big Chief, Cholla, Lena, Rubble Ridge, Panhandle, and Vista) and Rainbow (Cherokee, Rainbow, and East Rainbow). Gold mineralization is hosted in Mesozoic gneisses that are intruded by biotite/muscovite rich granites. The district is covered by a thin veneer (0-300 ft.) of Tertiary and Quaternary sediments, shed from the south slope of the Chocolate Mountains. Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.

Exploration

Gold was first discovered at Mesquite in 1876. Exploration has been undertaken by prospectors since 1957 and by a number of mining companies since 1980. Exploration sampling, trenching, and drilling identified a number of gold bearing zones. In 1980, Gold Fields initiated a thorough exploration program that included surface sampling and geophysics and in 1981 commenced a RC drilling program. By 1993, Gold Fields had completed more than 5,000 holes totalling 2.4 million ft.

There are a number of exploration targets within the footprint of the Mesquite operation boundaries.

Historic waste dump material, placed during periods of lower gold price and high cut-off grade, will be drilled to assess gold grade and economic potential. RC drilling will be conducted in the dump areas in 2020 to the standard required to convert any delineated mineralized material into Mineral Resources that can be considered for conversion to Mineral Reserves.

RC in-fill drilling will also be conducted in select in-pit targets to increase Mineral Resource confidence for classification and potential for conversion to Mineral Reserves.

Drilling

Drilling on the Mesquite property has totalled approximately 3.3 million ft. in 9,728 holes of which WMMI drilled approximately 514,955 ft. in 1,700 holes. Of the total holes drilled to date, 118 holes in the database were exploratory in nature, and tested for satellite deposits.

The holes were mostly drilled vertically. In general, the disseminated mineralization is flat-lying or with a moderate 16° southwest dip and therefore the vertical drilling provides an appropriate measure of the true thickness of mineralization. Since acquiring Mesquite Equinox Gold’s exploration team has recognized that gold mineralization,

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in particular higher-grade material, is also controlled by steeply dipping structures and has adopted the practice of drilling inclined holes in order to better constrain gold distribution.

The mine undertakes drilling on annual basis for Mineral Resource and reserve definition, and also undertakes extensive drilling for grade control purposes. The blast hole database has all records dating from 1985 and includes 1,236,106 blast holes.

Sampling, Analysis and Data Verification

Sample preparation protocols applied to the drill samples have produced sub-samples of good quality and appropriate for assay analysis. The assay process has been monitored by QA/QC programs during all drilling and sampling campaigns. The assay results produced have been shown to be of good quality and appropriate for use in resource estimation.

Sample security protocols have been applied to all drilling and sampling by the various exploration and operating entities from the beginning of the operation. During that time there have been no security breaches or security incidents. All samples have been securely handled, transported, and processed.

Bechtel Corporation (1984) reported that Gold Fields Limited (Gold Fields) compared the results of RC and core drilling and concluded there was no bias in either type of drilling. During the initial reserve estimation, Gold Fields also made a comparison of block estimates based on drill holes with block estimates based on four or more bulk samples within each block. The mean grades of 50 blocks were within 2%. In addition, Gold Fields made a comparison of the grade estimates for 1,122 blocks based on 141 ft. spaced drilling with grade estimates of the same blocks based on drill spacing averaging less than 100 ft. The difference in the means of the block estimates was less than 1%, although individual blocks did not compare well.

Independent Mining Consultants Inc. (IMC) in 2006 did a comparison of the drilling data with the blasthole data by pairing drill hole composites with the closest blasthole within 10 ft. The summary statistics compared well, indicating good agreement between these two key data sets.

IMC (2006) believed the sampling database at Mesquite was adequate to develop the resource model, Mineral Resource estimate, and ultimately the Mineral Reserve estimate to the level of accuracy required for the feasibility study at that time.

Mine Development Associates (MDA) completed an analysis that indicated the possibility that the RC data are slightly high biased compared to core. IMC proposed that, if this was true, it had been accounted for in the resource modelling, mostly due to, in the opinion of IMC, fairly aggressive grade capping. The comparison of blasthole data to RC data does not show this bias.

Original assay results from the individual drill programs are located in the hard copy files containing drill hole logs and assay sheets. In 2014 Roscoe Postle Associates Inc. (RPA) compared the assays from the original assay certificates with the entries in two diamond drill logs and found no errors.

The data is adequate to use as the basis for Mineral Resource estimation and Mineral Reserve definition.

Mineral Processing and Metallurgical Testing

Previous operators of Mesquite have completed several metallurgical test work programs focused on heap leaching. Programs have been completed on-site and also by industry recognized commercial laboratories.

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As part of the heap leach control, and operating philosophy at Mesquite, column tests are conducted on material corresponding to different production periods. Recently these have been based on mined ore blocks. These column tests are conducted on composite samples of the heap leach feed and run on an as-received basis with no size reduction or additional lime added.

These testing programs include at a minimum the following: Direct Head Analyses, including: Column Test Fire Assay Head Assays, Column Test Cyanide Soluble Head Assays, Column Test Feed Sieve Analysis with Assays; Column Test Analyses, including: Daily solution analyses (effluent volume pH, free cyanide, and gold), Column Test Fire Assay Tail Assays, Column Test Cyanide Soluble Tail Assays and Column Test Tailing Sieve Analysis with Assays.

At the completion of the column test leach cycle, the column charges are emptied, air dried and sampled for tail screen assays. The tail screen assay results are used to calculate the head grade which is the basis for the recovery calculation.

Mean gold recoveries for the Heap Leach Feed column tests was 68.1% gold with a median gold recovery of 71.1%. The gold recovery ranged between 40.2% and 96.6%, with an upper quartile of 79.7%. It should be noted that poor metallurgical response observed in the low recovery column tests appear to be a function of short leach cycles, i.e. 40 to 50 days and/or issues with leach solution chemistry, primarily pH.

The relevant production data to be considered is from the period between July 2007, when the mine reopened, and year-end 2019. During this period approximately 215 million tons of ore containing 2,595,300 oz of gold have been placed on the heap leach pads with an average grade of 0.0121 oz/t Au. By December 2019, a total of 1,626,600 oz of gold had been produced, having an overall cumulative recovery of 62.7% (without accounting for residual leaching of material stacked as of December 31, 2019).

Annual apparent recoveries (annual ounces recovered / annual ounces stacked), for the period 2007 through 2019 indicate that the apparent recovery required roughly five years to reach steady state at c. 61% recovery. This is a function of the initial lag phase in leaching fresh ore in 2007 and 2008, as well as increases in tonnage and declining grades. Also, during 2016 there was an upset condition owing to issues with solution chemistry, namely pH and cyanide concentration, resulting in deferred production. This is seen in the increase in apparent recovery in 2017 as these conditions began to be rectified. An increased stacking rate in 2019 resulted in a drop of apparent recovery but is expected to recover during the 2020 and 2021 production years.

The gold recovery curve peaked in 2011 at 67.4% and has declined to the 64% range since, owing to increased tonnage to the heap, lower head grades, and higher mass fraction of the non-ox material being placed on the heap. It is reasonable that the previously reported gold recovery projections of 75% for oxide and 35% for non-ox, are correct. Residual leaching of leach pad material is anticipated to extend for two to three years after final ore is placed.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

Mineral Resources at Mesquite are comprised of in-situ resources and the newly added waste dump resources.

The Mesquite In-situ Mineral Resource estimate was prepared by Ali Shahkar, P.Eng. of LGGC. The Waste Dump Mineral Resource estimate was completed by Robert Sim, P.Geo. of SGI. Bruce Davis, FAusIMM, of BDRC assisted both Ali Shahkar and Robert Sim. The Mineral Resource estimate presented in this report is based on a database provided by Equinox Gold on June 23, 2020, which included the results of drilling campaigns and re-logging and

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geological interpretations carried out by Equinox Gold in the first half of 2020. Mineral Resources presented in this report are based on the resource-limiting pit, mining (or mined-out) surface and topographic surface as of June 30, 2020.

The resource limiting ultimate pit shell is derived using an assumed gold price of $1,500 per ounce, 2020 budget operating costs and metallurgical recoveries of 75% for oxide (OXD) and oxide-transition (OXD-TR) and 35% for transition and non-oxide (NOX) and non-oxide-transition (NOX-TR) rocks. The Mineral Resources contained within the resource limiting ultimate pit shell exhibit reasonable prospects for eventual economic extraction as required under NI 43-101.

The Mineral Resources at the Mesquite deposit have been classified in accordance with the CIM Definition Standards (2014). The classification criteria are based on the distance-to-sample data and are based on the relative degree of confidence in the block grade estimate. These parameters are, in part, based on the prior production history and information at this operation.

The Mineral Resources, exclusive of Mineral Reserves, are listed in the following table. Resources have been segregated based on oxide type. The base case cut-off grade for OXD/OXD-TR material is 0.09 g/t Au and 0.18 g/t Au for NOX/NOX-TR material. Waste dump resources are reported at a cut-off grade of 0.14 g/t gold, which is currently used for mining of waste dump material.

There are no known factors related to mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues which could materially affect the Mineral Resource. The eastern extent of the Mineral Resource, referred to as the Rainbow area, encroaches on an existing public roadway and full extraction of the full resource in the area would require moving the existing road. There are no known reasons that full access to the resource in this area could not be achieved in the future.

Mesquite Mine Mineral Resources Exclusive of Mineral Reserves – June 30, 2020

		Measured			Indicated			Measured & Indicated			Inferred

Type	COG (g/t)	Tonnes (kt)	Au (g/t)	Cont. koz Au	Tonnes (kt)	Au (g/t)	Cont. koz Au	Tonnes (kt)	Au (g/t)	Cont. koz Au	Tonnes (kt)	Au (g/t)	Cont. koz Au
OXD, OXD-TR	0.09	5	0.65	0	10,434	0.40	133	10,439	0.40	133	11,138	0.41	145

NOX, NOX-TR	0.18	40	0.40	1	33,572	0.50	543	33,612	0.50	544	21,395	0.44	303

Waste Dump	0.14	-	-	-	22,695	0.22	160	22,695	0.22	160	36,654	0.22	255

Combined	-	45	0.42	1	66,701	0.39	836	66,746	0.39	837	69,187	0.32	703

Notes:

1.

Mineral Resources restricted between June 30, 2020 reserve pit designs and ultimate resource limiting pit shell based on a gold price of $1500 per ounce, mining cost of $1.45, processing cost of $2.05.

2.	OXD and OXD/TR have an assumed recovery of 75% and cut-off grade of 0.09 g/t. NOX and NOX-TR have an assumed recovery of 35% and cut-off grade of 0.18 g/t.
3.	Waste Dump material has an assumed recovery of 75% and cut-off grade of 0.14 g/t.
4.	Ali Shahkar P.Eng. is the QP responsible for the in-situ Mineral Resource estimation.
5.	Robert Sim, P.Geo. is the QP responsible for the waste dump Mineral Resource estimation.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves. Inferred resources have a greater amount of uncertainty as to their existence and whether they can be mined legally or economically. It is reasonably expected that a majority of resources in the Inferred category could be upgraded to Indicated (or Measured) Mineral Resource with continued exploration.

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Mineral Reserve Estimate

The Proven and Probable Mineral Reserves at Mesquite have been classified in accordance with the CIM Definition Standards (2014). Mineral Reserves are defined within a mine plan, with open pit phase designs guided by Lerchs-Grossmann optimized pit shells.

Mesquite Mine Mineral Reserves – June 30, 2020

	Proven			Probable			Proven & Probable

Ore Type	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)

Oxide	-	-	-	18,559	0.40	239	18,559	0.40	239

Transition	10	0.98	-	2,968	0.62	59	2,978	0.62	59

Non-Oxide	105	1.04	4	16,173	0.69	356	16,278	0.69	360

Total	115	1.05	4	37,700	0.54	654	37,815	0.54	658

Notes:

1.	This Mineral Reserve estimate is effective June 30, 2020 and is based on the Mineral Resource estimate dated June 30, 2020 for Mesquite by LGGC.
2.	The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP., who is a Qualified Person as defined under NI 43-101.
3.

Mineral Reserves are stated within the final design pit based on a $1,350/oz gold price. The cut-off grade varied by material type from 0.15 g/t for oxide and oxide-transition and 0.33 g/t for non-oxide transition and non-oxide materials. The mining cost averaged $1.60/t mined, processing costs are $2.26/t ore and G&A was $0.77/t ore placed. The ore recoveries were 75% for oxide and oxide-transition, and 35% for non-oxide transition and non-oxide material.

Mining Operations

Mesquite is an operating open pit mine with ore processed by heap leaching using a CIC circuit to recover gold. Current mine production is a nominal 178,000 tons per day of total material, including a nominal 50,000 to 68,000 tons per day of ore that is hauled to the leach pad. Total mine production is capped at 65 million tons per year based on a restriction of the air quality permit. For 2020, a total of 256,200 contained ounces were mined and stacked on the heap leach pad and 141,270 ounces of gold were produced.

Highwall slope angle criteria vary by area and pit. In general, the steepest walls are on the south side of the property and the shallowest in the northeast. In general, the inter-ramp angles vary from 29 to 42 degrees depending on pit area and wall orientation.

The final pit designs are based on pit shells using the Lerch-Grossman algorithm in Mine Plan software. Pits were generated using a revenue factor of 1.0 or gold price of $1,350/oz. These pit shells were used as the basis for the final phase designs in each pit area. The pit optimization utilized metallurgical recoveries of 75% for oxide ores and 35% for non-oxide ores.

The detailed pit phase designs at Mesquite are based on the pit optimization shells generated with the current resource model.

Three pit areas are considered in the reserves statement: Brownie (1-phase), Vista East (2-phases), Vista West (1-phase) plus two areas in the Big Chief waste dump. Each pit has been designed to accommodate mining by the existing mining fleet. Mining occurs on 30 ft. lifts with catch benches spaced every 60 ft. vertically. The haul roads are 100 ft. in width with a road grade of 10%.

Mining cut-offs for the mine plan are 0.14 g/t for oxide and oxide-transition and 0.31 g/t for non-oxide transition and non-oxide material.

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The mine schedule delivers 28.2 million tons of proven and probable ore grading 00.62 g/t to the heap leach pad over a current design life of 2.5 years. The ore tonnage is made up of 0.23 million tons of proven reserves and 27.9 million tons of probable reserves.

The waste tonnage totals 120.9 million tons to be placed in various waste rock facilities or backfill in the existing pit workings. The overall strip ratio is 3.89:1.

The mine schedule utilizes the pit and phase designs to send a peak of 12.9 million tons of ore to the pad in 2020 and then lesser amounts in the following years.

The mine equipment fleet is comprised of two Terex RH340 hydraulic shovels (44 yd3) which are the primary loading units. These are supported by two Cat 994H front end loaders (26 yd3) and a backup LeTourneau L1350 (28 yd3) front end loader. The haul truck fleet is comprised of sixteen Terex MT3700 (205 ton) and six Caterpillar 789D (200 ton) trucks. The mining fleet has additional support equipment in the form of track and rubber-tired dozers, and graders. The mine operates on a work schedule of two 12-hour shifts per day, seven days per week.

Drilling is performed with a fleet of rotary down-the-hole hammer drills (8 3⁄4 inch diameter) on a nominal 26 x 26 ft. pattern or a 28 x 28 ft. pattern. Blasting is controlled to minimize back break. The overall powder factor is 0.26 to 0.32 lb/ton. Holes are drilled to a 30 ft. bench height with 3 ft. of sub-drilling for a total depth of 33 ft.

The MineSight generated pits showed the Rainbow pit area could potentially be included in the future once appropriate approvals are obtained to continue mining, and the highway is relocated. Currently that material remains in the resource category and has not been considered for reserves. This represents a future opportunity.

Processing and Recovery Options

The Mesquite processing facilities were originally designed to process 8,800 gpm of pregnant gold solution producing up to 140,000 ounces of gold annually from a combination of 98 million tons of oxide ore grading 0.016 oz/t and 30 million tons of non-oxide ore. Owing to the decreasing head grades as the mine developed, ore stacking, and solution processing rates have increased to maintain the nominal 140,000 ounce per annum production rate. Nominal solution flows to and from the heap are approximately 13,400 gpm of barren solution to the heap and approximately 12,000 of pregnant solution to the ADR circuit. The difference between the two flows accounts for fresh ore wetting and evaporation.

The processing facilities include the following operations: heap leaching; carbon adsorption using CIC processing; desorption and gold recovery; reagents and utilities; and water services.

During early operations, the ore was crushed to a nominal 2-inch passing size. However, since the operation was re-started in 2007, only ROM ore has been stacked and leached. ROM ore, with lime added for pH control, is trucked to the heap leach pad. The ore is stacked to a height of 20 ft. The ultimate pad height has been increased from 200 to 300 ft.

Mesquite became re-certified in accordance with the International Cyanide Management Code in May 2018.

Infrastructure, Permitting and Compliance Activities

The major assets and facilities of WMMI are an open-pit gold heap leach mining operation with a CIC processing circuit. A smelting furnace, assay and metallurgical laboratories, administration building, truck shop facility, and other required infrastructure are also located on the mine site.

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Electricity for the mine is provided through a 92-kV power line. Power is supplied to the site by Imperial Irrigation District Power Company. Power is stepped down from 92 kV to 13.2 kV on-site. All power distribution from this point onwards is distributed on equipment and infrastructure owned by WMMI.

Water for the project is supplied from the existing Vista well field located approximately two miles south of California State Highway 78. The two current active wells are deemed capable of supplying the water requirements for both WMMI and the LACSD operations. A new 18-inch diameter line is in place; and the two existing pumping systems are capable of supplying approximately 2,000 gpm of fresh water to the operation. The mine will require about 1,000 gpm, and the landfill will require a maximum of 700 gpm when operating at full capacity.

Leach pad capacity as of December 31, 2019 was 30.7 million tons. That will complete Leach Pad 7 (designed by Tetra Tech) and Leach Pad 6 to the full 300 ft. height. To place the reserve leach tonnage on the pad, an additional 2.4 million tons of capacity is required. Mesquite is currently engaged in the permitting process to expand leach pad capacity and do not feel this will be unduly withheld.

Permitting and Compliance Activities

Mesquite is a mature mine from an environmental, permitting and social perspective. Open pit mining and heap leach operations at the site date back to the 1980s. Throughout Mesquite’s ownership history (Gold Fields, Santa Fe Gold, Newmont, New Gold, and Equinox Gold) the mine has had a successful environmental track record and operating history. The environmental staff are “seasoned” and bring operating and compliance successes from previous operations and employment.

Equinox Gold has obtained permits and authorizations from federal, state, and local agencies to operate current facilities and activities.

The closure and reclamation plan for Mesquite has been developed by WMMI with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe, and stable post-mining configuration, capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing. Portions of the mine will be utilized by the Los Angeles County Sanitation District as a long-term landfill, and the mine’s planned development is integrated with this long-term use.

The current estimate for reclamation of all currently developed and foreseeable mining activities through 2022 is $21.0 million, as reported in the Asset Retirement Obligation (ARO) financial accounting of Equinox Gold. At the same time, Equinox Gold currently maintains seven separate bonds totaling $26.3 million to guarantee that proposed and approved reclamation activities will be fully funded and performed.

Equinox Gold and its predecessors have developed plans and obtained federal, state, and local approvals for heap leach pads, waste disposal, site monitoring, and water management; both during operations and post mine closure. The mine currently operates under the “Consolidated Reclamation Plan (CRP)” which was approved in December 2016 and formally combined three separate Mine Identification Numbers under which the mine had previously operated. The CRP also included mining the Brownie Pit and updated a number of reclamation methods and requirements to modern standards of mine closure, reclamation, stabilization, and revegetation.

No permitting efforts are currently underway, and the mine operates under its established permits and rights.

Equinox Gold reports excellent working relationships with regulatory agencies and the public. No major violations with operating permits have occurred and relationships with nearby communities and agencies are amicable with no adversarial relationships or issues.

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Capital and Operating Costs

Capital costs for Mesquite are minimal expenditures required to maintain operations in order to meet current Mineral Reserves production. Capital costs are forecast to be $23.72 million over the remaining 2.5-year mine life.

The total operating cost for Mesquite is $14.95 per ton processed including costs to complete the residual leaching. Operating costs are broken into three primary areas: mining, processing, and G&A.

The mining cost estimate is based on the reserves pit design and takes into consideration haulage distances, depth of mining, height of leach pad, and expected consumable and maintenance costs. Mine operating costs are based on the 2019 Operating Budget and Forecast and are forecast to be $1.79/ton moved for the life of mine.

The process operating cost also is based on the forecast with adjustments made for consumables, primarily cyanide, lime, power, and other reagents. This cost is estimated to be $5.50/ton ore processed.

G&A operating costs are based on historic operating costs with a forecast for increased labour, benefits, etc. These costs include the site overhead, but not the corporate overhead. The forecast is $1.67/ton ore processed.

Refining costs are $1.30 per ounce of gold.

Exploration, Development, and Production

Exploration is focused on the continued delineation of Mineral Resources contained within the historical waste dumps and the testing of near-mine targets.

In the fall of 2018, Equinox began testing some of the historical waste dumps on the Mesquite Mine property as a source for potential leach material. The material in these dumps was mined as waste that was below cut-off grade at a time of lower gold prices and the material now may provide a resource that can be considered economic to leach. Equinox intends to continue testing for extensions of the existing resource where the results from recent exploration has provided is evidence that the deposits remain “open” to expansion, with a particular focus on the Brownie, VE2 and Rainbow deposits.

A 63,405 m drill program budgeted at $9.1 million commenced in Q1 2021. The program was designed to potentially increase the updated Mineral Resources at the Brownie, VE2 and Rainbow areas, and to complete the test of the Midway waste dump. As available, results will be reviewed to assess mine plan scenarios, the potential to improve overall mine economics and determine what material, if any, may be brought into reserves.

Operational improvement studies at Mesquite are primarily focused on metallurgy and heap leaching. Metallurgical studies include on-going column test work to improve understanding or ore types; assess lift height to maximize recovery; and to develop a geometallurgical model to assist in recovery estimations and production forecasting. Heap leach optimization work includes development of long-term stacking plan, the review of placement height versus recovery, the development and refining of the solution management plan.

During 2020 Equinox Gold ordered ten new CAT 793 haul trucks to upgrade the Mesquite fleet, of which three were received in Q4 2020 with the remainder expected in H1 2021. This investment underscores Equinox Gold’s commitment to mine life extension and will result in improved efficiencies and reduced operating costs.

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Fazenda Mine

Fazenda is primarily an underground mining operation located in Bahia State, Brazil. The mine has been in operation since 1984 and has produced more than 3.2 million ounces of gold. Fazenda was acquired by Leagold in May 2018 through its acquisition of Brio Gold and acquired by Equinox Gold in March 2020 through its acquisition of Leagold. Fazenda produced a total of 51,611 ounces of gold during 2020 at AISC of $844 per ounce of gold sold.

Other than the tenement information under the heading Surface Rights and the information under the heading Exploration, Development and Production, the information that follows relating to Fazenda is derived from, and in some instances is a direct extract from, the Fazenda Technical Report. The information below is based on assumptions, qualifications and procedures that are set out only in the Fazenda Technical Report and reference should be made to its full text which

Equinox Gold has filed under its SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov/EDGAR and which is available on Equinox Gold’s website at www.equinoxgold.com.

Project Description and Location

Fazenda is located in Bahia state, Brazil, at 11º 27’ south latitude and 39º 03’ west longitude and is approximately 180 km northwest of the state capital city of Salvador. Topography is gently rolling with elevations of 300 metres above sea level (MASL) to 500 MASL. Relief is generally 50 m to 100 m, although there are occasional hills rising 200 m to 300 m above the surrounding topography. The climate is semi-arid and seasonal variations are minimal; annual rainfall is approximately 500 mm, the majority of which falls between November and January. Vegetation is generally sparse.

Access to Fazenda from the city of Salvador (population 2.675 million) is via 180 km of paved road on highways BR324 and BA409, and secondary paved highways to the village of Teofilândia (population 23,000), which is located 15 km, by road, southeast of the mine. This final 15 km of the road to the mine is unpaved but of good quality. There are numerous direct flights daily from Salvador to São Paulo and other major Brazilian cities. Various secondary and tertiary roads, some of poor quality, lead from the mine area to portions of the exploration properties being assessed by Equinox Gold.

Surface Rights

The Fazenda Mine property covers an area totalling 47,314.28 ha including 32 exploration permits, eight mining permits, three mining permits in application, and one exploration permit with a final positive report in application.

Royalties

The Brazilian government collects a 1.5% gross revenue royalty on all gold operations in Brazil. This royalty is split among the various levels of government with 65% of the royalty payable to the Municipality (this portion of the royalty is split further between Barrocas (52%), Teofilândia (26%) and Araci (22%)), 23% of the royalty paid to the Bahia state government, and the remaining 12% of the royalty paid to the Federal government.

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Under Brazilian law, surface owners have a right to a 0.5% gross revenue royalty. Fazenda Brasileiro Desenvolvimento Mineral Limitada (FBDM), an indirect wholly-owned subsidiary of Equinox Gold, owns most of the surface rights over planned production areas, however, there are a few small parcels of land for which this royalty applies.

History

Modern production at Fazenda began around 1984. The primary operators of Fazenda since 1984 have been Companhia Vale do Rio Doce (CVRD) (1984 to 2003), Yamana (2004 to 2014), Brio (2015 to 2018), Leagold (2018 to March 2020) and Equinox Gold (March 2020 to present). Yamana Gold Inc. acquired Fazenda in 2003 and undertook a significant exploration program, drilling approximately 20,300 holes for 905,000 m. Brio acquired Fazenda in 2015 and drilled approximately 4,100 holes for 220,000 m. Leagold operated Fazenda following the acquisition of Brio on May 24, 2018. Approximately 3.2 million ounces of gold were produced as of May 2018.

Geological Setting and Mineralization

Fazenda is located within the Rio Itapicurú Greenstone Belt (RIGB), a 100 km long, 60 km wide north-south trending volcano-sedimentary belt situated within the São Francisco Craton.

The structural history of the area is complex, with at least three phases of ductile and ductile-brittle deformation followed by late brittle faulting, which laterally offset the Fazenda mineralization by up to 100 m.

Fazenda is an epigenetic, structurally controlled, and hydrothermally altered Precambrian quartz veinhosted lode gold deposit that has been subjected to greenschist facies metamorphism. There is suggestion of a partial syngenetic origin for the gold because of the anomalous gold content (0.05 g/t Au to 0.10 g/t Au) throughout visibly unmineralized quartz-chlorite schist.

The main mineralization, in the form of sulphide-bearing quartz veining, is associated with a second deformation event. These multiple vein systems vary in true width from 1.5 m to 40 m and horizontal mining widths vary from a minimum of 3 m to 40 m. The regional strike of mineralized trend is north-south, while, locally, the veins are generally arcuate in an east-west trend and south dipping at 40° to 70°, with a shallow to moderate east plunge. The plunge, however, is quite variable, with some zones plunging westerly.

Exploration

Recent exploration at Fazenda has mostly been drilling to increase and/or replace reserves depleted during mining. Much of this exploration drilling has been carried out from underground drifts with the objective of identifying new resources and converting Mineral Resources to Mineral Reserves. A deeper drilling program has been designed and implemented to extend the underground Mineral Resources at depth and to the east.

The primary focus of recent exploration was the 10 km long east-west trending and south-dipping shear zone (Weber Belt), which is abruptly folded towards the south near its western extremity. The Weber Belt also hosts the Barrocas Oeste, Papagaio, Lagoa do Gato, and Canto zones, all of which are present or have had past small-scale production.

Drilling

Diamond drilling at Fazenda has been conducted in phases by several companies since 1979 and totals 52,623 drill holes totalling over 2.4 million metres. Prior to 2003, CVRD conducted surface diamond drilling in the initial search for new mineralization. This was followed by underground fan drilling on a 100 m by 50 m grid to establish Indicated

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Mineral Resources. Fan drilling on a 25 m by 10 m grid pattern was then used to upgrade the classification of Mineral Resources from Indicated Mineral Resources to Measured Mineral Resources. Since 2003, both Yamana and Brio maintained the same methodology of drilling as CVRD.

In October 2018, Leagold completed a 38-hole underground drill program totalling 5,964 m with the objective of identifying new resources and upgrading Inferred Mineral Resources to Indicated Mineral Resources. The results of the Leagold October 2018 drilling have not been included in the current Mineral Resource estimate.

Sampling, Analysis and Data Verification

The Fazenda laboratory and protocols were established in 1984 by CVRD and since then all owners have maintained the laboratory and incorporated all protocols into their operation of the mine. The Fazenda laboratory follows standard QA/QC procedures, including the insertion of reference material, blank and duplicate samples, which are continually monitored to ensure reliable results. The laboratory is accredited with ISO 9001:2008/ISO17025:2005 for gold FA/AAS chemical and geochemical analyses. Laboratory performance is monitored on an ongoing basis and monthly and annual reports are prepared.

The mine site is surrounded by a security fence, and there is controlled access at a gate house manned by full time security personnel. At the drill site, samples are under the control of Fazenda site employees and employees of the drilling company. Samples are delivered daily by drilling company personnel to the sample processing facility at the mine site and turned over to Fazenda site personnel. Core is normally collected from the drill rig and taken directly to the core yard for sampling. Samples are then sent directly to the laboratory at the mine site, following industry standard sample security procedures. All analytical pulps and archival split core are stored within the secure mine compound.

Samples are currently collected by a trained sampler under the supervision of a technician or a geologist, with all QA/QC samples inserted within a sequential numbered sequence and recorded.

Mineral Processing and Metallurgical Testing

Production at Fazenda began in 1984 using heap leaching. A conventional cyanide leaching and CIP plant, Circuit 1, was then added to treat the underground ore at a rate of 34 tonnes per hour (tph). In 1991, the plant was expanded by adding a second 95 tph circuit, Circuit 2, to give a total capacity of 120 tph or approximately 960,000 tonnes per annum (tpa). The heap leach operation was discontinued sometime between 2003 and 2007.

Currently the two leaching circuits operate with pre-aeration and CIL. With improvements made over time, the plant is capable of processing up to 175 tph, approximately 1,260,000 tpa, depending on plant availability. Fazenda site personnel are now performing regular testing of plant feed samples and ore samples from the current areas scheduled for mining to determine the preg-robbing characteristics of the naturally occurring carbon in the ore. The focus of the testing is to determine the most effective way to apply the carbon-in-leach process and to investigate, if necessary, the use of kerosene as a natural carbon blinding agent to reduce losses of gold to naturally occurring carbon. Fazenda site personnel are also investigating the use of oxygen in the pre-oxidation and leach circuits instead of air to improve sulphide oxidation and metal recovery.

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Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

Fazenda initiated a program in 2017 to reinterpret the mineralized zones based on better understandings of the geology, grade continuity, and structural controls in the area. The current Mineral Resource estimate as reported in the following table is based on this reinterpretation. RPA subsequently audited the model as received from Leagold and found that it was reasonably prepared and provided a good representation of the geologic data.

The methodology of estimating Mineral Resources by Fazenda staff includes:

•	Statistical analysis and variography of gold values in the assay database.

•	Geological and mineralized envelope models developed using Leapfrog Geo software.

•	Construction of a block model using Datamine.

•	Grade interpolation using Ordinary Kriging (OK) or Inverse Distance Squared (ID2).

The current Mineral Resource estimate, inclusive of Mineral Reserves, is summarized below. CIM Definition Standards (2014) were followed for presenting the Fazenda Mineral Resources and Mineral Reserves.

Fazenda Mineral Resource Summary as of May 31, 2018

Category	Tonnage (‘000 t)	Au Grade (g/t)	Au Ounces (‘000 oz)

Underground	3,700	2.35	280

Open Pit	1,170	1.57	59

Total Measured	4,870	2.17	339

Underground	2,370	2.66	203

Open Pit	300	1.63	16

Total Indicated	2,670	2.55	219

Underground	6,070	2.47	483

Open Pit	1,470	1.59	75

Total Measured & Indicated	7,540	2.30	558

Inferred – Underground	5,260	2.58	436

Inferred – Open Pit	780	1.61	40

Total Inferred	6,040	2.45	476

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off grade of 0.40 g/t Au for open pit and 1.0 g/t Au for underground.
3.	Mineral Resources are inclusive of Mineral Reserves.
4.	Mineral Resources are estimated using a gold price of $1,500 per ounce and an exchange rate of BRL3.70 = USD1.00.
5.	A minimum mining width of 1.0 m was used for underground Mineral Resources.
6.	Bulk density ranges from 2.72 t/m3 to 3.00 t/m3.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Numbers may not add due to rounding.

Mineral Reserve Estimate

RPA reviewed and validated the Mineral Reserve estimates as received from Leagold. These Mineral Reserves are a combination of the open pit and underground operations and stockpiles. The Mineral Reserves are generated based on mine designs applied to the Mineral Resource model. The design methodology uses both the cut-off grade estimation and economic assessment to design and validate the Mineral Reserves. Wireframes are also created for the mined volumes by the mine survey personnel. The resource models are constrained by stope and development void spaces in the underground mine as well as the volume depleted from the open pit. Fazenda maintains a system of both ore and low-grade stockpiles.

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Fazenda Mineral Reserve Summary as of May 31, 2018

Category	Tonnage (000 t)	Au Grade (g/t)	Au Ounces (000 oz)

Proven

Underground	1,456	1.94	91

Open Pit	1,176	1.57	59

Sub-total Proven	2,632	1.77	150

Probable

Underground	2,726	1.91	168

Open Pit	29	1.64	2

Sub-total Probable	2,756	1.91	169

Total Proven & Probable	5,387	1.84	319

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are reported at a cut-off grade of 1.29 g/t Au for underground material and 0.64 g/t Au to 0.72 g/t Au for open pit material.
3.	Mineral Reserves are estimated using an average long-term gold price of $1,200 per ounce and an exchange rate of BRL3.70 = USD1.00.
4.	A minimum mining width of 3.0 m was used for underground Mineral Reserves.
5.	Bulk density ranges from 2.72 t/m3 to 3.00 t/m3.
6.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource or Mineral Reserve estimates.

Mining Operations

Open Pit

Many of the identified mineralized lenses outcrop to surface. Over the course of the operation’s history, several shallow open pits have been excavated to extract the near surface portions of these deposits. Currently, several small open pits are in operation, and mining is being completed using contractors. Typically, these small pits are 30 m to 50 m deep and employ air-track drills and backhoe excavators for mining, and highway-type trucks for haulage to the mill.

Underground

The main access to the underground operation is through a series of declines. Over the life of the operations, eight main declines - the B, C, D, E, F, G, EW, and EDEEP - have been developed along the strike of the mineralization. A main central shaft (470 m deep) exists, however, it is no longer used for hoisting as the portion of the deposit located within economic distance of the shaft has been mined out. The shaft is now utilized only as a part of the escapeway and ventilation circuit.

Underground mining employs blast hole stoping from sub-levels developed along the trend of the mineralization. The stoping areas are accessed initially from 5 m wide by 5.5 m high main haulage ramps developed at 12% road grade in the footwall, which leads to primary development crosscuts of 4.5 m wide by 5.1 m high, and secondary development drifts and crosscuts of 4.5 m wide by 4.7 m high. Sub-levels are spaced at 25 m vertical intervals. Mined out stopes are not backfilled.

Sub-levels are developed into the stoping areas and fan drilling of blast holes into the mineralization is used to further define the boundaries of the mineralization and design the ultimate blast patterns. Remote-controlled 12 t Load-Haul-Dump (LHD) machines are used to load and haul the ore from the stoping areas to 25 t and 35 t articulated haulage trucks at loading points in the sub-levels.

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The sub-horizontal plunge and approximate 45° dip of the orebody, combined with a thickness up to 40 m, provides for low development and operating costs. Maximum stope heights are 20 m. Future operations in the deeper areas of E Ramp will have higher haulage costs that will be partially offset by the shorter underground haulage in the F and G Ramps.

All ore bodies have a planned dilution of 15%, except for the EDEEP, which has a dilution of 18%. Planned mining recovery was estimated to be 90%.

Processing and Recovery Operations

The overall process flow sheet consists of: three stage crushing; ball mill grinding consisting of two mills in parallel, closed with cyclones; gravity concentration using centrifugal concentrators; thickening to produce a leach feed of 50% solids; cyanide leaching in two parallel circuits; CIL in two parallel circuits; Zadra pressure stripping of the carbon; intensive cyanidation of the centrifugal concentrator concentrates; electrowinning of the carbon eluent and gravity concentrate leach solution; and casting of gold bars in an induction furnace.

The doré from the leaching circuit typically assays 86% gold, and the doré from the gravity and intensive cyanidation circuit typically assays 90% gold.

Carbonaceous ore is not a common problem at Fazenda; however, the Fazenda cyanide leaching circuit includes a CIL section to protect against losses due to naturally occurring carbon. Currently, open pit carbonaceous ore is blended with the underground ore to reduce the carbonaceous content of the plant feed to less than 10%.

The capacity of the Fazenda process plant is limited by the grinding circuit, which is capable of consistently processing ore at a rate of 158 tph, which, with an availability of 91%, would result in annual production of 1,260,000 t. Production at Fazenda is primarily affected by ore supply from the mine and plant availability due to maintenance.

Infrastructure, Permitting and Compliance Activities

Infrastructure

Fazenda has been operational since 1984 and has all of the necessary roads, powerlines, access, medical facilities, and employee support communities. The major assets and facilities associated with Fazenda are: the open pit mines and associated waste dumps and haul roads; the underground mines and mine development; open pit and underground mining equipment and support equipment; a CIL plant with crushers, grinding circuit, cyanide leaching circuit, and cyanide destruction circuits; paste tailings backfill plant; on-site and main access roads; abundant water supply; four lined tailings impoundments; and power supplied from the local grid.

The power requirements for the mine site facilities is approximately 8 MW. Water is supplied by a series of well fields with a total production capacity of 480 m3/h which is sufficient to supply all mill and mine requirements.

Other site facilities include warehouse and maintenance buildings, drill core logging, splitting and storage facilities, an assay laboratory, a fuel station and explosive magazine, a water distribution system, and necessary administrative and personnel buildings.

The process plant, mines, and dams are surrounded by a security fences to restrict access. The main entrance to the site has a manned gatehouse, and security staff to ensure the security of the site, explosives, and accessories depots, as well as provide protection during gold pours.

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Environmental

Fazenda has a comprehensive environmental policy, partially inherited from Yamana/CVRD operations. This policy has been developed in line with the Plan of Recovery of Degraded Area Document (PRAD) as outlined by the relevant environmental authority. The environmental authorities in Brazil use the PRAD as a commitment for the Company to complete the rehabilitation on mine closure.

A detailed acid rock drainage (ARD) evaluation of Fazenda’s tailings was carried out in 2012 and analytical results showed that almost 100% of samples presented a neutralization potential two times higher than the acid generating potential. The risks of ARD generation are controlled by the natural presence of carbonates in the mineralogy of the waste rocks; however, it is still possible to find some elevated arsenic concentrations in the water from the TSF ponds, according to the water monitoring campaigns carried out at Fazenda. In order to address the mitigation methods for this potential issue, Fazenda has developed a field procedure to test different types of tailings covers and to effectively prevent surficial and meteoric water from contact with the tailings.

There are no identified environmental liabilities associated with the tenements.

Permitting

Fazenda has been operating since 1984; all relevant permits have been in place for this period.

Capital and Operating Costs

The sustaining, non-sustaining and closure/reclamation capital costs for the LOM period of June-December 2018 to 2023 are estimated to be $61.1 million as shown below. These costs are based on an exchange rate of BRL3.70 = USD1.00.

Projected Capital Costs

Description	2018 (Jun to Dec) ($ M)	2019 ($ M)	2020 ($ M)	2021 ($ M)	2022 ($ M)	2023 and Beyond ($ M)	Total ($ M)

Sustaining Capital

Buildings & Infrastructure	0.254	0.809	0.151	0.129			1.343

Machinery & Equipment	0.888						0.888

UG Mine Development	2.469	7.875	2.931	3.546	1.500		18.320

OP Mine Development	1.935	1.933	1.365				5.233

Vehicles	0.173	0.080					0.253

Tailings Dam Expansion	0.357	3.400		1.714			5.471

Sub-Total Sustaining	6.076	14.097	4.447	5.389	1.500	0	31.508

Non-sustaining

Machinery & Equipment	2.354	3.185	1.885				7.424

UG Mine Development	0.783						0.783

Exploration	0.299						0.299

Sub-Total Non-sustaining	3.436	3.185	1.885	0	0	0	8.506

Closure & Reclamation	0.100	1.243	1.919	3.650	2.650	11.520	21.082

Total	9.612	18.525	8.251	9.039	4.150	11.520	61.096

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Actual Unit Operating Costs – 2015 to May 2018

Activity	2015 ($/t milled)	2016 ($/t milled)	2017 ($/t milled)	Jan to May 2018 ($/t milled)	Average ($/t milled)

Open Pit Mining	1.61	2.56	3.19	4.02	2.67

Underground Mining	18.78	17.92	20.40	22.57	19.48

Milling	12.48	13.18	13.35	13.67	13.10

General & Administration	3.66	5.00	4.02	3.92	4.20

Total	36.53	38.66	40.97	44.18	39.45

Exchange Rate (BRL/USD)	3.33	3.49	3.19	3.38	3.34

LOM operating costs, estimated to total $197.3 million, are summarized in the following table and are based on an exchange rate of BRL3.70 = USD1.00. This translates into an average operating cost of $36.60 per tonne milled as detailed in the table “Projected Unit Operating Costs”.

Projected Total Operating Costs

Activity	2018 (Jun-Dec) ($M)	2019 ($M)	2020 ($M)	2021 ($M)	2022 ($M)	Total ($M)

Open Pit Mining	1.1	4.2	3.9	5.4	4.9	19.5

Underground Mining	15.6	26.7	21.8	15.0	10.0	89.1

Milling	8.5	14.4	13.5	11.1	10.9	58.4

General & Administration	5.3	6.3	6.3	6.3	6.2	30.3

Total	30.5	51.7	45.5	37.7	31.9	197.3

Projected Unit Operating Costs

Activity	2018 (Jun-Dec) ($/t milled)	2019 ($/t milled)	2020 ($/t milled)	2021 ($/t milled)	2022 ($/t milled)	Average ($/t milled)

Open Pit Mining	1.40	3.20	3.10	5.30	4.90	3.60

Underground Mining	19.90	20.10	17.40	14.60	10.00	16.50

Milling	10.80	10.80	10.80	10.80	10.80	10.80

General & Administration	6.70	4.70	5.00	6.20	6.20	5.60

Total	38.90	38.80	36.40	36.90	31.80	36.60

Exploration, Development and Production

Between May 2018 to the end of 2019, Leagold completed 253-hole underground drill holes totalling 38,420 m targeting six zones within the existing mine infrastructure. The principal objective was to identify new resources and upgrade Inferred Mineral Resources to Indicated Mineral Resources. The results of the drilling have not been included in the current Mineral Resource estimate.

In 2020, the Company drilled 8,523 m during the year, completing a 33,541-metre program (212 holes) focused on reserve replacement adjacent to existing mine infrastructure. An additional 5,832 m was drilled from surface as part of an accelerated reserve replacement program focused on the potential delineation of additional reserves hosted in the Canto 2 ore deposit.

Exploration in 2021 is budgeted at $5.6M and includes 48,000 metres (240 holes) of underground drilling and continued drilling of the Canto 2 deposit. The budget also includes surface exploration to develop regional targets for 25,000 metres of drilling testing.

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RDM Mine

Riacho dos Machados, or RDM, is a conventional open-pit mine located in Minas Gerais State, Brazil. RDM commenced commercial production in early 2014, was acquired by Leagold in 2018 through its acquisition of Brio Gold and was acquired by Equinox Gold in March 2020 through the Leagold Transaction. RDM produced a total of 59,354 ounces of gold during 2020 at AISC of $1,041 per ounce of gold sold.

Other than the tenement information under Surface Rights and the information under the heading Exploration, Development and Production, the information that follows relating to RDM is derived from, and in some instances is a direct extract from, the RDM Technical Report. The information below is based on assumptions, qualifications and procedures that are set out only in the RDM Technical Report and reference should be made to its full text which Equinox Gold has filed under its SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov/EDGAR and which is available on Equinox Gold’s website at www.equinoxgold.com.

Project Description, Location and Access

RDM is situated in the northern part of Minas Gerais, Brazil. The mine site is 145 km by road northeast of the city of Montes Claros (population 400,000), and 15 km from the nearest town Riacho dos Machados (population 10,000). The centre of the current open pit has geographic coordinates of 16°03’40” South Latitude and 43°08’16” West Longitude with an approximate elevation of 895 MASL.

RDM can be accessed from Montes Claros by travelling west on Highway 251 and north on MG 120. The main gate is accessed from a west bound gravel road off MG 120. Montes Claros is the region’s largest industrial city, offering full-service facilities and daily commercial air flights to the major Brazilian cities of Belo Horizonte (560 km from the RDM Mine), Brasília, and Salvador.

Surface Rights

The property consists of eight exploration permits and two mining concessions with a total area of approximately 14,979.98 ha. The permits and concessions form a mostly contiguous block extending north and south of the mining concession. Mineral tenure for RDM is held under the name of Mineração Riacho dos Machados (MRDM), an indirect wholly-owned subsidiary of Equinox Gold, incorporated under the laws of Brazil. The property was initially staked under the name of Ouro Fino Gold Mine on March 30, 2001 (File #16,835) and was subsequently registered under the name of MRDM.

Surface rights for RDM were owned by individuals and entities in Minas Gerais and have been purchased by MRDM. It is reported that there are no reservations, restrictions, rights-of-way, or easements on the RDM property to any third party. The Federal agency of Departamento Nacional de Produção Mineral (DNPM - National Department of Mineral Production, now ANM) is responsible for administering mineral rights and for the granting of a mining concession to any entity that discovers a new mineable deposit. Surface rights owned by MRDM are sufficient for current operations including the open pit, waste dump, heap leach pads, and processing plant sites.

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Royalties

Certain royalties are levied on mineral production in Brazil in accordance with Federal law. The current statutory royalty imposed by the Federal government on gold properties is 1.5% of sales proceeds less sales tax, transportation, and insurance costs. Additionally, a royalty must be paid to the landowner if the surface rights do not belong to the mining titleholder. This landowner royalty is equal to one-half the government royalty, which in the case of gold would amount to an additional 0.5%. MRDM has the surface rights ownership for the deposit area and infrastructure, so any mineral production from this portion of the RDM area, and any surface area subsequently acquired by MRDM, will not be subject to a landowner royalty.

RDM also carries a 1% royalty on gold and a 2% royalty on base metals, payable by MRDM to Serra da Borda Mineração, which acquired the royalty interest from a previous owner of the property.

History

Companhia Vale do Rio Doce (CVRD) discovered the Riacho dos Machados deposit in early 1986. CVRD operated the property as an open pit gold mine until closure in 1997. Most site facilities were removed or reclaimed after cessation of mining activities in the late 1990s, except for the power and water supply systems. RDM remained idle from 1997 until October 2008, when Carpathian Gold Inc (Carpathian) acquired the mineral rights or RDM and started prospecting and exploration. Carpathian re-established the mining and process facilities in 2012 to 2014. Mining and processing of the open pit ores started in March 2014.

In December 2014, Brio Gold (Brio) was formed by Yamana to hold Fazenda, Pilar and Santa Luz, as well as some related exploration concessions, all of which were held as non-core assets within Yamana. In April 2016, RDM was added to the Brio portfolio after it was purchased from Carpathian. Leagold acquired Brio on May 24, 2018 and became the owner of MRDM. On March 10, 2020 Equinox Gold became the owner of MRDM through its acquisition of Leagold.

Geological Setting, Mineralization and Deposit Types

The Riacho dos Machados gold deposit occurs in the north-south trending Araçuaí Fold-Thrust Belt along the eastern margin of the São Francisco Craton, a major Archean-age basement block which underlies more than one million square kilometres in eastern Brazil. The Araçuaí Fold Belt is 15 km to 45 km wide and consists of a series of metavolcanic-metasedimentary rocks of late Archean to late Proterozoic age, which were deposited in a broad intracontinental to oceanic rift-type basin that existed between the São Francisco Craton and the Congo Craton (now part of Africa).

The mineralization has a typical greenschist to amphibolite facies metamorphic mineral assemblage. The principal host for the gold mineralization is the quartz-muscovite schist of the Riacho dos Machados Group. The mineralization occurs in a belt of hydrothermally altered rock developed along a district-scale shear zone that extends almost 30 km along a N20°E strike direction and dips 40° to 45° east.

Mineralization and gold grades are closely related to sulphide content, especially arsenopyrite. Gold occurs as microscopic native-gold grains typically finer than 400 mesh (37 microns). The gold grains occur interstitially between quartz, muscovite and sulphide grains, and as inclusions in arsenopyrite, and less commonly as inclusions in pyrrhotite, quartz, tourmaline, and pyrite.

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Deposit Types

The Riacho dos Machados deposit is considered to be a classic mesothermal orogenic gold deposit in a sheared and deformed Archean to Proterozoic age greenstone belt sequence comprised of metamorphosed volcanic-sedimentary rock units intruded by slightly younger syn-tectonic or post-tectonic igneous bodies.

Orogenic gold deposits are formed during compressional to transpressional deformation processes at convergent plate margins in accretionary or collisional orogens. The most consistent characteristic of these types of deposit is their association with deformed metamorphic terrains.

The deposit is classified as mesothermal as it likely formed under relatively high temperature at considerable depth in the earth’s crust by hydrothermal processes associated with regional metamorphism. Deposits of this type may have great vertical extents (down-plunge) of two kilometres or more. In many deposits, the gold occurs in fissure veins, veinlets, stockworks, and altered wall rock.

Exploration

In the immediate area of RDM, there is good potential to increase mineralization down-dip and along strike from the known Mineral Resources. This mineralization has been intersected by widely spaced drill holes and further drilling in this area could potentially result in significant additional Mineral Resources.

The surface exploration targets drilled to date have returned narrow or discontinuous zones of mineralization. There are currently no high priority targets defined by drilling that present prospective satellite pits to the current operation. There is, however, a clear trend of mineralization that has not been comprehensively drill tested and, in RPA’s opinion, there is still moderate to good potential to discover additional mineralization along strike to the north and south of the Mineral Resources.

MRDM commenced exploration in 2008 and continued work until 2012. This work further explored the primary targets developed by CVRD exploration drilling and validated the CVRD historical data. Since 2008, exploration activities have included, but are not limited to, resampling of CVRD drill core, surface trenching, soil geochemistry, mapping, and exploration drilling.

Drilling

Drilling in the RDM area has been conducted in phases by several companies since 1987. Recent drilling occurred in 2016 when Brio drilled a total of 134 holes (29 diamond drill holes and 105 RC holes) for a total of 5,990 m. Subsequently, between October 2017 and December 2017, Brio conducted a small resource definition drilling program designed primarily to increase the confidence in grade continuity of the underground Mineral Resources and better define the design pit boundaries. The 2017 program included 3,724 m of diamond drilling for 12 holes and was incorporated in the current Mineral Resource update.

Historic owners have drilled a total of 944 drill holes collecting over 95,353 m of drill core and chip samples.

Sampling, Analysis and Data Verification

RDM uses independent and internationally recognized laboratories for sample preparation and analysis of core samples. The primary laboratory used for the core samples was ALS Brasil Ltda. (ALS). Samples were prepared in Vespasiano, Brazil (near Belo Horizonte) and then pulp samples were transferred to the ALS facility in Lima, Peru for fire assay. ALS is ISO 9001:2000 and ISO 17025:2005 accredited. RC samples are prepared and analyzed at the RDM

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site laboratory. Sample preparation and analytical procedures are similar for both the ALS and the RDM laboratories and follow industry best practices.

Samples are collected by a trained sampler under the supervision of a technician or a geologist, with all QA/QC samples inserted within a sequential numbered sequence and recorded. Prior to trucking to the laboratory, samples are stored in a secure locked room at the RDM site. The samples are shipped by truck directly to the laboratory in Belo Horizonte using a professional trucking contractor. After arriving at the laboratory, the samples are checked in with the submission sheet, and each sample is weighed and receives a new code and barcode label. If any problem is identified with the samples, the laboratory calls the site geologists for clarification on the discrepancies. The sample rejects are stored in the laboratory and are returned to the site in the next available transport.

The QA/QC program used in the Brio 2017 drilling campaign included the insertion of CRM, blanks, and duplicates into the sample stream. A total of 261 QA/QC samples were submitted during the 2017 drilling program.

Mineral Processing and Metallurgical Testing

The RDM processing facilities have been operating since March 2014, however, at that time, construction of several components of the processing facilities had not yet been completed. Some operating challenges were due to a lack of power availability, as the site relied on diesel generators for power, and water shortage.

The power line was under construction and anticipated to be commissioned by the end of Q1 2019. See Exploration, Development and Production for an update on the status of the powerline. A new water storage facility was completed and commissioned in early 2017. Due to drought conditions in the region, there is not always sufficient water to sustain the operation. In 2018, operations were suspended in early October to mid-November and were restarted afterwards.

Metallurgical data indicated that the gold recovery would be approximately 90% at a target grind size of P80 passing 54 µm. Current plant production has, at times, been limited due to insufficient power and water. Since start of operation in 2014, plant production has been approximately 5.9 million tonnes at an average recovery of 84%. With implementation of the power line and adequate water supply, target recoveries of 90% and full capacity was achieved in 2020.

Since RDM is an operating mine and the metallurgical review has relied on operating data, RPA has not evaluated whether the metallurgical samples are representative of the material or not. RPA is of the opinion that data generated from the operation is a valid means of assessing the metallurgical response of the ore. RPA is not aware of any processing factors or deleterious elements that could have a significant effect on potential economic extraction.

Mineral Resource and Mineral Reserve Estimates

RPA reviewed the Mineral Resource estimate prepared by MRDM in May 2018. The block models and Mineral Resource estimates were reviewed by RPA and found to be acceptable. In general, RPA is of the opinion that the drill hole database is appropriate for Mineral Resource estimation. The Mineral Resources are a combination of open pit and projected underground Mineral Resources.

The following two tables summarize the Mineral Resource and Mineral Reserve estimates for RDM as of May 31, 2018. The estimates conform to CIM Definition Standards (2014).

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Mineral Resources

Summary of Mineral Resources – May 31, 2018

Category	Tonnage (‘000 t)	Au Grade (g/t)	Au Ounces (‘000 oz)

Open Pit Resources

Measured	3,195	0.77	79

Indicated	27,731	0.96	853

Measured & Indicated	30,926	0.94	932

Inferred	7	1.42	0

Underground Resources

Measured	-	-	-

Indicated	5,239	1.58	266

Measured & Indicated	5,239	1.58	266

Inferred	8,297	1.50	401

Stockpile Indicated Resources	3,137	0.61	62

Total Resources

Total Measured & Indicated	39,303	1.00	1,259

Total Inferred	8,305	1.50	401

Notes:
1.	CIM Definition Standards (2014) were followed for Mineral Resources.

2.	Mineral Resources are inclusive of Mineral Reserves.

3.	Open Pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au.

4.	Underground Mineral Resources are reported at a cut-off grade of 1.0 g/t Au

5.	No minimum thickness was used in the resource estimation.

6.	Mineral Resources are estimated using a gold price of $1,500/oz and constrained by a pit shell.

7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8.	Totals may not add due to rounding.

Mineral Reserves

The Mineral Reserves were prepared by MRDM and independently audited by RPA to reflect the Mineral Reserves as of May 31, 2018. These Mineral Reserves are a combination of the open pit material and the stockpiles. The Mineral Reserves are generated based upon the mine designs applied to the Mineral Resource model.

Summary of Mineral Reserves – May 31, 2018

Category	Tonnage (‘000 t)	Au Grade (g/t)	Au Ounces (‘000 oz)

Proven

Open Pit	2,510	0.88	71

Stockpile	3,137	0.61	62

Total Proven	5,647	0.73	133

Probable

Open Pit	19,079	1.08	656

Stockpile	0		0

Total Probable	19,079	1.08	656

Proven & Probable

Open Pit	21,589	1.05	728

Stockpile	3,137	0.61	62

Total Proven & Probable	24,726	0.99	789

Notes:
1.	CIM Definition Standards (2014) were followed for Mineral Reserves.

2.	Mineral Reserves were generated using the May 31, 2018 mining surface.

3.	Mineral Reserves are reported at a cut-off grade of 0.40 g/t Au.

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4.	Mineral Reserves are reported using a long-term gold price of $1,200/oz.
5.	Mining dilution of 5% and 95% mining recovery was assumed.
6.	Process recovery of 90% was used.
7.	Totals may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource and Mineral Reserve estimates.

Mining Operations

Conventional open pit mining methods are employed at RDM including drilling, blasting, loading, and hauling. Current pit bottom elevations for the north and south ends of the open pit are approximately 756 m and 761 m, respectively, and the crusher elevation is 860 MASL. The final open pit design is approximately 1,620 m long and 700 m wide. Some condemnation holes have been drilled in the infrastructure and waste dump areas. Surface rights are sufficient for current operations and cover the open pit mine, mine waste dumps, tailings facility, and processing plant sites. RDM has left adequate buffers around the open pit for possible future expansions.

Pit dewatering is carried out by in-pit sumps and perimeter wells and will also be required for future production. Severe rainfall can occur, and drought has impacted the water supply. In addition to recycled process water, ore processing relies on make-up water from a water storage facility and a well field. The new water storage facility and water conservation measures should eliminate or lessen the impact of drought on productivity.

Mining is performed by a contractor. Haul distances to the waste dumps and ROM ore stockpile crusher area are moderate (approximately 1.8 km to 2.4 km). RDM and its consultants continue evaluating alternate waste dump locations. Alternative dump locations are limited, and the mining permit will require an amendment to modify waste dump designs.

Total daily waste material movement is estimated to be approximately 60,000 tpd and direct ore haulage is estimated to be 7,000 tpd (2.55 Mtpa).

Processing and Recovery Operations

The processing plant was designed to process 7,000 tpd (2.55 Mtpa), with the potential to expand to 9,000 tpd (3.28 Mtpa) with some modifications. The plant uses three-stage crushing, ball mill grinding, CIL, sulphur dioxide-air cyanide detoxification, and a gold adsorption, desorption, and recovery (ADR) plant.

A sulphur dioxide-air cyanide destruction circuit is provided to reduce the cyanide concentration in the tailings to less than 1.0 ppm of total cyanide to meet discharge criteria in the International Cyanide Management Code.

Gold is recovered from the activated carbon in the ADR plant. Gold doré is produced and shipped off site for further refining and sale.

The slurry from the cyanide destruction circuit is discharged to the TSF, which is designed to be raised on a periodic basis. An area within the facility is available for water storage where a small dike isolates and improves the collection of water from the settling tailings for pumping directly to the plant.

MRDM has been progressively improving the plant operations and efficiency since the start-up in March 2014. RPA has noted significant improvements with each site visit from November 2014 through June 2018. Further potential plant modifications for the future may increase the production to approximately 9,000 tpd.

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Infrastructure, Permitting and Compliance Activities

Infrastructure

All of the necessary infrastructure for the current operation is in place, which includes but is not limited to, an open pit mine, processing plant, laboratory, refinery, safety and security buildings, cafeteria, core storage, maintenance facilities, diesel-generated electrical generation plant, TSF, water wells, water supply dam, and water pipeline. RDM is located in an easily accessible area with the infrastructure needed to conduct operations, however, improvements to the power supply was required to operate the plant at design capacity. Power was supplied by eleven generator sets located at the Mine, nine owned by MRDM and two rentals, however, a new 138 kV transmission line was being installed and scheduled to be commissioned by the end of Q1 2019. See Exploration, Development and Production for an update on the status of the powerline.

Permitting and Compliance

RDM is located in a remote and dry location, and vegetation and faunal compositions are critical habitat for any biodiversity resources. The general area of RDM was previously disturbed by CVRD, which operated RDM from 1989 to 1997. The mining operations will result in vegetation suppression over an area of approximately 362 ha.

Due to the previous mining activities and environmental liabilities, MRDM has conducted supplementary baseline studies to assess groundwater, surface water, and soil quality prior to the start of operations. As part of the conditions of the environmental licence, RDM conducts environmental monitoring programs of surface water, groundwater, soil, fauna, and flora to closely monitor potential changes in quality of these resources. RDM has ongoing reclamation programs and also has set aside areas for biodiversity conservation.

RDM currently operates under the permits and licences listed in the following table. As of the date of the AIF, all licences and permits are in good standing.

MRDM Permitting Status

Licences and Permits	Process Number	Issue Date	Expiration Date

Operation Licence – MRDM	007/2015	06/09/2015	06/09/2019**

Preliminary and Installation Licence – Water Dam	007/2016	09/13/2016	09/13/2020

Temporary Operation Licence – Water Dam	PA 11961/2009/013/201	05/22/2017	*

Environmental Permit – Gas Station 90 m³	7604/2016	12/21/2016	12/21/2020

Environmental Permit for Fauna Monitoring - Mine	102.001/2016	07/29/2016	06/09/2019

Environmental Permit for Fauna Rescuing – Mine	102.002/2016	07/29/2016	06/09/2019

Environmental Permit for Fauna Monitoring and Rescuing – Water Dam	102.003/2016	09/13/2016	09/13/2020

Water Permit – New Water Dam	2007/2016	09/13/2016	09/13/2020

Water Permit – North Pit	934/2012	03/28/2012	03/28/2016**

Water Permit – South Pit	935/2012	03/28/2012	03/28/2016**

Water Permit – Groundwater well 03	3797/2011	12/23/2011	12/23/2015**

Water Permit – Groundwater well 07	3798/2011	12/23/2011	12/23/2015**

Water Permit – Groundwater well MRDM 15	17998/2014	06/09/2015	06/09/2019**

Water Permit – Groundwater well Piranga 13	17993/2014	06/09/2015	06/09/2019**

Water Permit – Groundwater well Piranga 14	17994/2014	06/09/2015	06/09/2019**

Water Permit – Groundwater well Piranga 15	17995/2014	06/09/2015	06/09/2019**

Water Permit – Groundwater well Mumbuca 11	17991/2014	06/09/2015	06/09/2019**

Water Permit – Groundwater well Mumbuca 12	17992/2014	06/09/2015	06/09/2019**

Water Permit – Groundwater well Mumbuca 16	17996/2014	06/09/2015	06/09/2019**

Water Permit – Groundwater well Mumbuca 17	17997/2014	06/09/2015	06/09/2019**

Notes:

* The temporary operation licence for the water dam is valid until the final operation licence is issued. ** Under Renewal

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MRDM plans to operate in compliance with requirements of the above listed permits and authorizations and this includes complying with other applicable regulations, such as physical integrity and stability of large structures (e.g., tailings dam, pit, waste rock piles, and stockpiles) that must be reported to DNPM (now ANM) and occupational health and safety performance indicators, and plans that must be submitted to the Ministry of Labour and Employment. MRDM will apply for permits for future expansions or changes in project design, as required by Brazilian regulations.

Capital and Operating Costs

Total LOM capital is estimated to be $68.5 million over a ten-year mine life starting June 2018; in addition, closure and reclamation is estimated at approximately $11.4 million.

In RPA’s opinion, the LOM sustaining and non-sustaining capital costs for RDM are reasonable.

LOM Capital Costs (2018-2026)

Category	LOM Total ($ 000)

Infrastructure & Equipment	8,011

Properties and Land Acquisition	1,407

Subtotal Sustaining	9,419

Tailings Dam	23,267

Transmission Line	2,475

Capitalized Stripping	30,533

Others	2,804

Subtotal Non-sustaining	59,079

Total LOM Capital	68,498

Reclamation	11,428

Notes:

1.	BRL 3.7:USD 1 exchange rate used in calculations.

Mine planning, costing, and budgeting are acceptable to RPA. Mine operating costs will increase as the pit is deepened and as the waste dump expands due to longer hauls. Operating costs can also increase if the labour levels or operating supplies (diesel, tires, and ground engaging tools) increase.

LOM mining costs are reported to be $1.84/t of total material, which appears reasonable. Blasting costs may be slightly higher in the fresh rock due to an increase in the powder factor.

Unit operating costs for this operation have been high due to a reduction in the amount of ore that was processed caused by a reliance on diesel generated power. MRDM planned for the majority of its water to be supplied from precipitation reporting to the tailing impoundment area. The operation, however, has been impacted by a period of drought. The availability of grid-supplied power, construction of a water storage dam in 2017, and changes to the water management practices should enable the operation to operate on a consistent basis year-round.

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LOM Operating Costs for RDM

Year	Mining Cost ($/t moved)	Mining Cost ($/t milled)	Processing Cost ($/t milled)	Re-handling and Grade Control Cost ($/t milled)	Mine Site G&A - Fixed ($/t milled)	Total Cost ($/t milled)
7 mos. 2018	1.84	17.33	12.11	0.34	2.35	32.13
2019	1.84	12.77	9.20	0.34	2.35	24.66
2020	1.87	15.77	9.20	0.34	2.35	27.66
2021	1.90	15.24	9.20	0.34	2.35	27.14
2022	1.92	19.03	9.20	0.34	2.35	30.92
2023	1.95	17.94	9.20	0.34	2.35	29.83
2024	1.98	19.04	9.20	0.34	2.35	30.92
2025	2.01	11.56	9.20	0.34	2.35	23.46
2026	0.00	0.00	9.20	0.34	2.35	11.89
2027	0.00	0.00	9.20	0.34	2.35	11.89
2028	0.00	0.00	9.20	0.34	2.35	11.89

Notes:

1.	BRL3.70:USD1.00 exchange rate used.

Manpower requirements for mining are considered reasonable for the size, location, and type of operation at RDM.

Exploration, Development and Production

Leagold did not conduct any new exploration at RDM subsequent to its acquisition from Brio Gold. As at the date of this AIF, Equinox Gold has also not conducted any new exploration at RDM. Future plans may include additional fieldwork and drilling down plunge and also along the trend of the shear zone that hosts the mineralization.

MRDM has focused on operational improvements including changes to grade control practices, pit stripping and mining practices.

Throughout the RDM Technical Report, there are references to construction of a new 138 kV transmission line to supply power to the site and eliminate the use of the existing, on-site diesel generators. This transmission line to site and two new substations (one located at the site and the other at Janaúba) were completed in Q1 2019 and on March 30, 2019 power at RDM was switched over from diesel generators to grid power. The grid power has reduced annual power costs by approximately $6 million and enabled improved mill performance including increasing gold recovery rates over 87% through improved grinding of ores.

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Castle Mountain Mine

Castle Mountain is a past-producing heap leach gold mine located in California, USA, approximately 200 miles north of Equinox Gold’s Mesquite mine. Castle Mountain produced more than 1.2 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. The property was substantially reclaimed from 2004 to 2012, but significant gold resources remain and are economic at current gold prices. Castle Mountain is being developed by Equinox Gold in two stages, Phase 1, and Phase 2. Phase 1 construction was completed in 2020 and is currently operating. It consists of a double-lined ROM heap leach facility to placing 12,700 tpd of ore with expected production of 30,000 to 40,000 ounces of gold annually. Phase 2 will expand production to more than 200,000 ounces of gold annually, as described in more detail below.

The information that follows relating to Castle Mountain is derived from, and in some instances is a direct extract from, the Castle Mountain Technical Report. The information below is based on assumptions, qualifications and procedures that are set out only in the Castle Mountain Technical Report and reference should be made to its full text which Equinox Gold has filed under its SEDAR profile at www.sedar.com, its EDGAR profile at www.sec.gov/EDGAR and which is available on Equinox Gold’s website at www.equinoxgold.com.

Project Description, Location and Access

Castle Mountain is located in the historic Hart Mining District, at the southern end of the Castle Mountains, San Bernardino County, California, 60 mi (100 km) south of Las Vegas, Nevada. The project is in the high desert area near the Mojave National Preserve and Castle Mountains National Monument.

Year-round road access is available from the city of Las Vegas, Nevada approximately 70 mi (113 km) by road north of the project. The road access is paved highway from Las Vegas to Walking Box Ranch Road, and then by an 18 mi (29 km) unpaved two-lane road to the project area. This existing access road is well maintained and of good quality for necessary vehicular access as required for construction and operation of the project.

Surface Rights

The Castle Mountain property includes eight patented claims and 1,226 unpatented lode, placer and mill site claims.

Equinox Gold has full legal access to the project with respect to surface and mineral rights. There are no known dates of expiration to mining claims pertinent to the Project.

Royalties

Castle Mountain is subject to several royalties which are payable to different parties. The Franco-Nevada royalty applies to all ounces from the project and the other royalties are area specific. Royalties payable include:

●	2.65% Franco-Nevada royalty applied to all ounces
●	5.00% Conservation royalty
●	2.00% American Standard royalty
●	5.00% Huntington Tile royalty

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History

The Hart Mining District covers the southern end of the Castle Mountains. Several hundred old prospects, pits trenches, waste rock dumps and underground workings extend over an approximate two square mile (5.2 km2) are overlapping the project area. In 1907, three underground gold mines were brought into production at Oro Belle, Big Chief and Jumbo and by 1911 the mined veins were exhausted. A resurgence in exploration activity commenced in 1968 until the early 2000’s with a variety of operators. Viceroy Gold Corporation (Viceroy) together with MK Gold Corporation completed a feasibility study and commenced gold production at Castle Mountain in 1991. By 1996, the Jumbo South and Leslie Ann (JSLA) deposits were considered exhausted. Mining from the Jumbo pit ceased in 2001 due to localized pit-wall stability issues resulting in the deepest bench mined approximately 200 ft (61 m) above the planned pit design. Mining from the Oro Belle and Hart Tunnel deposits ceased in 2001 due to low gold prices. Heap leaching continued until 2004, primarily in a rinsing operation to recover residual gold values and reduce cyanide levels in the heap. Reclamation began in 2001 and by 2012 all criteria for successful reclamation had been met. A total of 1.24 Moz was recovered from 36.2 Mton (32.8 t) processed at an average grade of 0.043 oz/ton (1.47 g/t) with a combined average recovery of 80% from milled and heap leached ore between 1991 and 2004. Minimal exploration activity occurred between 2005 and 2011. NewCastle Gold Ltd (NewCastle) acquired the Project in 2012.

Equinox acquired NewCastle on December 22, 2017 and NewCastle became a wholly owned subsidiary of Equinox. The transaction was a three-way merger between Trek Mining Inc, NewCastle Gold, and Anfield Gold Corp., with the resulting company renamed to Equinox Gold Corp. NewCastle has 100% of the right, title and beneficial interest in and to Castle Mountain Venture GP (CMV) which owns Castle Mountain.

Geological Setting, Mineralization and Deposit Types

The project is in the eastern Mojave Desert which transitions to the Basin and Range region to the north and the Colorado Desert to the south. The Castle Mountains are a relatively small range extending north-northeast from the northern end of Lanfair Valley in California into Piute Valley in Nevada. The project is located near the southern end of the Castle Mountain range with elevations at the Project site ranging from about 4,100 ft to 5,100 ft (1,250 to 1,555 m).

Proterozoic metamorphic and plutonic rocks form the basement of the Castle Mountains; these are overlain by pre-volcanic sediments, and Miocene sedimentary and volcanic rocks. The oldest known unit in the stratigraphic package is metamorphic Proterozoic basement rocks comprised of a massive sequence of biotite schist, biotite gneiss and meta-granite. Locally overlying the basement rocks is a Proterozoic sedimentary sequence of conglomerate with lesser sandstone. The regionally extensive Peach Springs Tuff unconformably overlies the Proterozoic units.

The Miocene-age Castle Mountains Volcanic Sequence (CMVS) includes all volcanic units above the Peach Springs Tuff and below the Piute Range volcanic rocks. The CMVS was emplaced during three intrusive-extrusive episodes between around 18.8 and 13.5 million years ago. The CMVS is defined by the Jacks Well formation characterized by epiclastic and volcanic rocks with minor mudstone, the Linder Peak rhyolitic volcanic and volcaniclastic rocks and the Hart Peak rhyolite and late dacite dikes. Linder Peak is represented by a complex suite of volcanics and volcaniclastics including flow-domes, and clastic tuffs comprised of monolithic breccia, polylithic breccia, and ashfall tuffs.

The Castle Mountain project is classified as a low-sulfidation epithermal gold deposit. CMVS rocks are the primary host of epithermal gold mineralization at the project. Structure and associated rock porosity-permeability characteristics are the first-order control on the distribution of gold. Silica alteration and iron oxide minerals generally occur with gold mineralization. Gold and electrum are the dominant gold-bearing minerals identified from gold deportment studies.

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Exploration

Exploration by NewCastle includes an airborne LiDAR survey, geophysical surveys including Transient Electromagnetic (TEM) and gravity, detailed mapping and surface grab and chip sampling. The deposit area exposures were mapped in detail and combined with a comprehensive geochemical and petrographic study of the rock types to evaluate the structural and stratigraphic setting. NewCastle exploration work was streamlined to create a framework for logging and relogging that was integrated into a refined geologic model including lithology, oxidation, structure, and alteration models for the Castle Mountain Technical Report.

Grid-controlled rock sampling was conducted over seven prospective areas to expand on the rock and soil sampling completed by Viceroy.

Drilling

Drilling on the project is summarized by the material type intersected, the in-situ hard rock or the backfill and waste dump materials, respectively. Purpose designed drill holes have been completed to support the Castle Mountain Technical Report, including drilling samples for metallurgical testing, infrastructure condemnation, geotechnical study, and potential water sources.

Diamond, RC, and conventional rotary (rotary), drilling methods have been used within the hard rock with a total of 1,557,140 ft (474,597 m) within 2,111 holes. The legacy drilling completed by Viceroy was completed entirely within hard rock material using rotary, RC and diamond drilling methods for a total of 1,184,180 ft (360,920 m) within 1,772 drill holes. NewCastle completed an additional 372,960 ft (113,677 m) of hard rock drilling in 339 drill holes at the project, primarily using angled RC and diamond core drilling to improve the geological understanding of the deposits.

The JSLA backfill and waste dumps have been drilled exclusively by NewCastle in 1,685 reverse air blast (RAB) and RC holes with a total footage of 370,212 (112,835 m).

Blastholes were used to monitor production during historical Viceroy operations. The samples cover the benches in the Jumbo and Oro Belle pits and a small portion of the benches in JSLA.

Sampling, Analysis and Data Verification

Samples from the Viceroy and NewCastle exploration drilling have been utilized in preparing the Mineral Resource Estimate. Core and RC sample intervals are a nominal 5 ft (1.5 m) length but range from 2 ft to 7 ft (0.6 - 2.1 m) in length.

Viceroy drill hole samples were collected at 5 ft (1.5 m) intervals over the entire length of each drill hole. Routine pulp duplicate analyses were performed at the primary lab. The QA/QC practices implemented by Viceroy do not have current records; however, check assay samples submitted to umpire commercial labs and the Castle Mountain mine lab (that was in operation at the time Viceroy operated the mine) did not indicate systematic bias or accuracy issues with the original assays from the primary labs (Temkin, 2012). Legend and Rocky Mountain Geochemical (RMG) in Reno, Nevada were the primary laboratories. Both laboratories were independent of Viceroy; however, neither was accredited. Viceroy drill hole samples were analyzed for gold and silver by fire assay on a one-assay ton (29.166 g) subsample followed by AAS finish, with samples returning gold values greater than 0.100 oz/ton (3.43 g/t) being re-assayed by fire assay on a one-assay ton subsample with a gravimetric finish.

NewCastle drill hole samples were prepared and assayed by ALS Global (ALS) or Bureau Veritas (BV), formerly Inspectorate, at their facilities in Reno or Elko, Nevada. Check assays were completed at American Assay Laboratories

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in Sparks, Nevada. All the laboratories are International Standards Organization (ISO) accredited operations which are independent of Equinox Gold. Gold was assayed by 1.06 oz (30 g) fire assay with AAS finish. Gold assays returning greater than 0.2917 opt (10.00 g/t) gold were re-assayed by fire assay with a gravimetric finish and gold assays returning greater than 0.006 opt (0.2 g/t) gold were analyzed for gold cyanide solubility.

Core and chip samples from diamond, RC, and RAB holes were transported to the secure on-site logging facility where they were processed and prepared for shipment by NewCastle. NewCastle maintained a QA/QC sampling program, including insertion and review of coarse blanks, certified reference materials (CRM), and duplicates. Sample shipments are shipped directly to the independent laboratory for preparation and analyses.

NewCastle operations follow a standard operating procedure for processing, data collection, and sampling of the drill holes. All samples have adequate security and tracking measures employed during preparation and transport. Records of the drilling and samples are retained at the project site and at the Vancouver office.

Mineral Processing and Metallurgical Testing

Significant metallurgical testwork has been performed on Castle Mountain samples from 2015 to 2020 Given the project’s intention to process lower grade ROM ore on a leach pad and higher grade ore using conventional milling with Carbon-in-Leach (CIL), extensive testing was conducted for each process route and on a wide variety of samples. Data from this work along with historical production data has formed the basis for the project process design criteria.

Testwork performed in 2020 has supplemented extensive test programs previously conducted in 2015 and 2018. Drill core samples were used, and the focus was on expanding the metallurgical understanding of the material to be processed through increased spatial and lithological representation within the mineral resource. The key testwork carried out included:

●	Column leach tests on heap leach grade ore using the same parameters as in prior testing to verify and supplement the results.
●	Column load permeability tests.
●	Gravity concentration followed by leaching of the gravity tails and whole ore leaching of higher-grade mill feed samples.

Additional test programs conducted in 2020 to support the Castle Mountain Technical Report include:

●	Mineralogical analysis and gold deportment study.
●	Materials handling and comminution tests.
●	Carbon loading and oxygen uptake tests.
●	Cyanide detoxification tests.
●	Thickening, tailing filtration and slurry rheology tests.
●	Filtered tailings geotechnical stability analysis.
●	Testwork to determine the potential amenability to ore sorting.

Castle Mountain ore can be generally characterized as friable but moderate to relatively hard based on the testwork considered. Based on the testwork, bond ball work indices ranged from 12.3 to 18.0 kWh/ton (13.6 to 19.8 kWh/t). A weighted average of 15.2 kWh/ton (16.7 kWh/t) based on lithology was selected for the design of the grinding circuit. The Axb results from seven SMC tests ranged from 38.1 to 56.1 while the 80th percentile was 43.0.

The arithmetic average gold recovery from all column leach tests was 80%, while the weighted gold recovery based on ounces per lithology type was 82%. The historical production data from 1992 to 2004 was over 76% recovery specifically for the heap leach ore. Considering lab and historical operating data combined with the plan to leach

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ROM size ore, the permeability, and effective leaching of the side slopes, the expected LOM heap leach gold recovery is expected to be 67% during the LOM operation and 74% after final rinsing.

For mill grade ores processed through the mill with gravity concentration and a leach/CIL circuit with 30 hours of retention time, an overall gold recovery of 94% is expected.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

The Mineral Resources presented below conform with the CIM Definition Standards (2014), have been prepared according to CIM Best Practice Guidelines (2019), and are reported in accordance with NI 43-101.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. Inferred resources have a greater amount of uncertainty as to their existence and whether they can be mined legally or economically. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated (or Measured) with continued exploration.

In order to sufficiently test the reasonable prospects for eventual economic extraction by an open pit, pit shells were generated using the variable slope Lerchs Grossmann algorithm in Hexagon’s MinePlan® software. The results of the pit optimization partially form the basis of the Mineral Resource Statement and are used to constrain the Mineral Resource with respect to the CIM Definition Standards. Pit optimization does not constitute an attempt to estimate reserves. A summary of the Measured, Indicated and Inferred Resources exclusive of Reserves are summarized in the following table.

Areas of uncertainty that may materially impact the Mineral Resource estimate include commodity price assumptions, metal recovery assumptions, mining and process cost assumptions, pit slope angles and applied top cut values. In the opinion of the QP there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which would materially affect the Mineral Resource estimate.

Castle Mountain Open Pit Resources Exclusive of Reserves (Metric units)

Classification	Au Cut-off (g/t)	Tonnes (kt)	Au (g/t)	Contained Au (koz)
Measured	0.17	781	0.68	17
Indicated	0.17	73,452	0.62	1,453
Measured and Indicated	0.17	74,233	0.62	1,470
Inferred	0.17	69,890	0.63	1,422

Notes:

1.	Mineral Resources are reported exclusive of reserves.
2.	Mineral Resources are reported using gold price of $1,500 /oz gold.
3.

Open pit Mineral Resources are reported using a cut-off grade of 0.17 g/t gold and are constrained using an optimized pit generated using Lerchs Grossmann pit optimization algorithm with parameters summarised in the Castle Mountain Technical Report.

4.	The Mineral Resource statement has been prepared by Trevor Rabb, P.Geo. (Equity) who is a Qualified Person as defined by NI 43-101.
5.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
6.	Any discrepancies in the totals are due to rounding.
7.	Mineral resources from Castle Mountain Project presented herein have an effective date of June 30, 2020.

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Mineral Reserve Estimate

The Proven and Probable Mineral Reserves at Castle Mountain have been classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves. The project Mineral Reserves are based on the conversion of the Measured and Indicated Resources within the Castle Mountain Technical Report mine plan, with open pit phase designs guided by Lerchs-Grossmann optimized pit shells.

The Mineral Reserve estimate for Castle Mountain, effective June 30, 2020 is summarized in the following table. The Mineral Reserves have been reported using a cut-off grade of 0.005 opt (0.17 g/t) gold.

Mineral Reserve Statement

Classification	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)
Proven	84,910	0.55	1,498
Probable	172,990	0.48	2,670
Proven & Probable	257,900	0.51	4,168

Notes:

1.

The Mineral Reserve estimate with an effective date of June 30, 2020 is based upon the Mineral Resource estimate prepared for Equinox Gold Castle Mountain Venture by Trevor Rabb P.Geo, and described in Section 14 of the Castle Mountain Technical Report, with an effective date of June 30, 2020.

2.	The Mineral Reserve was estimated by Nilsson Mine Services Ltd. with supervision by John Nilsson P.Eng. who is a Qualified Person as defined under NI 43-101.
3.	Mineral Reserves are reported within the ultimate reserve pit design with overall economics developed for $1,350/oz gold with appropriate royalties applied.
4.	Mineral Reserves are reported using a cut-off grade of 0.005 opt (0.17 g/t) gold.
5.	The mining costs average $1.96/t mined, processing costs are $1.47/t for ROM and $13.91/t for milling. G&A was $0.79/t ore processed.
6.	The average process recovery was 73.9% for ROM and 94.5% for milling.
7.	Mineral Resource is exclusive of Mineral Reserves.

Mining Operations

Mining will be an open pit operation using conventional diesel-powered truck and shovel mining equipment. The current Phase 1 operation consists of a 14,000 ton/d (12,700 tpd) ROM operation with a focus on mining backfilled material that was placed in the JSLA pit from the previous mining operation 20 years ago. The Phase 2 expansion will increase production to 53,500 ton/d and extract hard rock material from open pits which will be drilled, blasted, and loaded to mine trucks using hydraulic shovels and wheel loaders. Phase 2 mine production is split with 50,000 ton/d (45,400 tpd) to the heap leach and 3,500 ton/d (3,200 tpd) to the mill.

The Phase 2 mine plan includes 14 years of operation expanding the overall life of mine (LOM) to 19 years and delivering 266.6 Mton (241.9 t) of ROM heap leach ore with an average diluted grade of 0.012 opt (0.40 g/t) gold to the leaching operation. The mill will commence operation one year later and will process 17.7 Mton (16.1 t) of ore with an average diluted grade of 0.068 opt (2.28 g/t) gold. In some years a small portion of ROM ore will be crushed and re-directed to the mill.

Five pit areas are considered in the reserves statement with pits at JSLA (3 phases), Jumbo, Oro Belle, East Ridge (2 phases) and South Domes (2 phases). There is a total of nine phases of open pit mining starting with JSLA backfill and moving north, and then to South Domes to complete the operation. The mining sequence of the phases allows for backfilling of waste as the pit reaches final limits.

The mine plan incorporates the following elements:

●	Staggered mining equipment deliveries in Year 4 and Year 5;
●	Ramp up overall mining rate to 60 Mton/y (54 Mt/y) through to Year 8 then expand gradually to 80 Mton/y (73 Mt/y) through to Year 16 when production begins to drop through Year 19;

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●

Overall sequence of development in the JSLA, Jumbo, Oro Belle and East Ridge area is clockwise development to final to pit limits in each area to allow for an orderly sequence of backfilling waste as pits are completed;

●	Sequence at South Domes is an initial southwest pit with an expansion to the northeast; and
●

The resource block model was developed on 20 ft (6.1 m) benches. The mine design was developed using the 20 ft bench height with triple benching to 60 ft between design catch benches or berms. Operations are planned for a 30 ft (9.1 m) bench height. Sinking rates in the schedule were limited to 300 ft/y (91 m/y) or the equivalent of 10 benches/year. Drills, loading units and support equipment appropriate for mining a 30 ft bench height have been selected for the mine plan and associated cost estimates.

Phase 1 mining is to be completed by contract mining services. Mine supervision and technical management will be handled by the CMV mining team while all other mining functions will be the contractor’s responsibility. A transition to operator owned mining services or fleet will start prior to Year 5 in parallel with Phase 2 mining. Full Phase 2 mining production coincides with the start of the fully expanded processing facilities, estimated to be in Year 6.

The total in-pit waste is 701.9 Mton (636.8 Mt) which is to be placed in the various waste rock management facilities and within open pits once final pit limits are reached. The waste includes 15.0 Mton (13.6 Mt) of Inferred Mineral Resources within the ultimate reserve pit limits which presents an opportunity for future resource classification conversion. The overall strip ratio is 2.47:1. Final waste dump slopes are 2H:1V or 26.5°. There is a northwest waste dump and southeast waste dump designed within the mine property boundary.

The mining equipment will operate on 30 ft (9.1 m) high benches with double benching in waste, up to 60 ft (18.2 m) high. Berms will be left on alternate benches in hard rock. Wall slope design recommendations have been implemented for inter-ramp slopes with variable berm widths and bench face angles. Inter-ramp slope angles are determined by geological domains which vary from 48 to 52°, with modified slope angles within structural domains of 40 to 46°. Bench face angles vary from 60 to 79° depending on the domain and host lithology.

Equipment sizing for ramps and working benches is based on the use of 250-ton rigid frame trucks. Haulage and in-pit access roads will be double lane access and have 100 ft (30m) width, which is three times the equipment width plus berm and ditch. The maximum ramp gradients are 10% in-pit but can be constructed to 8% to maximize productivity. Working benches were designed for 35 m to 40 m minimum on pushbacks, although some push-backs do work in a retreat manner to facilitate access.

Alluvium, backfill, and waste dump material will be free-digging. Hard rock will require drilling and blasting. Ore grade control will utilize rotary blast holes drilled across a full bench height of 30 ft (9.1m). Blastholes will be grid drilled to facilitate breakage and will be loading with ammonium nitrate and emulsion explosives. The blastholes will be sampling to provide analytical results for planning. Drilling will be in advance of the mined benches to allow proper short-term planning.

Heap leach ROM ore will initially be hauled to the existing Phase 1 leach pad. In Phase 2 of the LOM plan, ROM will be hauled to a new, adjacent Phase 2 leach pad that will be developed progressing from South to North, then towards the West. Mill feed will be placed in a stockpile adjacent to the primary crusher and re-handled by wheel loaders to feed the crusher.

Processing and Recovery Operations

The current operation consists of a 14,000 ton/d (12,700 tpd) ROM heap leach operation with gold recovery in carbon columns. The planned expansion for Phase 2 will include a 50,000 ton/d (45,350 tpd) ROM heap leach and a new 3,500 ton/d (3,175 tpd) crushing, milling and leach/CIL plant for recovering gold and silver from mill grade ore.

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For Phase 2, the heap leach pad will be designed to process 18.2 Mton (16.5 Mt) annually at an average life of mine (LOM) grade of 0.012 opt (0.54 g/t), while the mill will be designed to process approximately 1.3 Mton (1.2 Mt) annually at an average LOM grade of 0.068 opt (2.28 g/t) Phase 2 expansion will extend operations to approximately 19 years with an additional estimated three years of heap rinsing as part of reclamation where gold will continue to leach and be processed.

ROM heap leach ore will be loaded into haul trucks and stacked in 25-foot (8 m) lifts on the heap leach pad to be leached with a dilute cyanide solution using a drip irrigation system for 80 days. After percolating through the ore, the pregnant gold and silver bearing solution will flow by gravity to a pregnant solution tank where it is pumped to a 12,000 gpm (750 L/s) carbon-in-column (CIC) circuit to recover the precious metal from solution. The carbon adsorption circuit will consist of two trains of five cascading carbon columns.

ROM mill ore will be loaded into haul trucks and dumped on the ROM storage pad for recovery by a front-end loader and feed to a two-stage crushing plant intended to reduce ore to 80% passing 1⁄2 inch prior to feeding a single ball mill. The ball mill will be a 16.5 ft x 21 ft (5 m x 6.4 m) long equipped with a single 3,300 hp (2,460 kW) wound rotor induction motor with a VFD and process a nominal throughput of 162 ton/h (fresh feed), producing a final product P80 of 150 μm. A batch gravity concentrator will treat a portion of the grinding circuit circulating load to recover any gravity recoverable gold with the concentrate being processed in a batch intensive leach reactor (ILR).

Cyclone overflow will flow by gravity to a 68 ft (21 m) diameter high-rate pre-leach thickener which will thicken the slurry to 45-50% solids. Thickened slurry will be pumped to a hybrid Leach/CIL circuit using a series of seven agitated tanks (30 hours retention time) using cyanide solution in the presence of activated carbon to extract the gold. The thickener overflow will flow by gravity to the non-cyanide solution tank to be used as makeup water in the grinding circuit.

The carbon handling circuit is designed to handle carbon from both the heap leach CIC circuit and the mill-CIL circuit in separate batch processes. Loaded carbon at an average of approximately 15 tons/day (13.6 tpd) will be washed with hydrochloric acid and stripped under pressure. An indirect propane fired rotary kiln will treat up to 18 tons (16 t) of carbon per day, equivalent to 100% regeneration of stripped carbon.

The resulting pregnant solution from the carbon handling and ILR circuits will undergo electrowinning in four EW cells operating in parallel and the recovered precious metal sludge will be dried in a retort furnace to recover mercury. The dried sludge will be refined in an induction furnace to produce gold and silver doré. Doré bars will be the final product and will be stored in a vault within a secure area prior to shipment.

Leached slurry from the Leach/CIL circuit will report to a cyanide recovery thickener to recycle as much water and cyanide as possible back to the process. Flocculant will be added to the to aid in settling to produce a thickened product at approximately 60% solids, which will be treated in an SO2/oxygen cyanide destruction process.

The final tailings will be pressure filtered in two of three tailing filters (1 standby). The filter cake at approximately 18% moisture will discharge to a stockpile to be reclaimed by front end loader and loaded into articulated trucks for haulage to the filtered tailings facility.

Process water needs for the recovery plant will fluctuate seasonally. Make-up water for the heap leach will change with the amount of evaporation and precipitation each month. Net evaporative losses will range from 150 gpm to 700 gpm (10 L/s to 45 L/s), averaging approximately 400 gpm (25 L/s) annually, while ROM ore on the leach pad will need to be saturated with moisture at an average of 10% and this results in an average consumption of approximately 670 gpm (42 L/s). Additional water is required for the mill process and will be largely made up with recycled water. The project will mitigate the impact of water use by use of low evaporation buried drip emitters,

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limiting water in ponds with larger evaporative losses, use of binders and dust collectors that limit water needs for dust suppression and using extensive water recycling in the process.

The Phase 2 expanded project is anticipated to account for 3,203,000 oz gold over the course of the mine life and rinsing of the heap leach pad.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The Phase 2 expansion will continue to utilize historic facilities and the recently built Phase 1 facilities to the greatest extent possible. Phase 2 infrastructure will increase in size to meet the expanded project parameters and include new site improvements to support the operation of the required new process and mining facilities. The project supporting infrastructure will include:

●	Site access, on site and service road access (most currently in operation)
●	Mining haul roads (currently in operation and expanded)
●	Truck service shop, fueling station, tire change pad and wash facility
●	ROM ore stockpile area
●	Water supply and distribution systems
●	Surface water management
●	Lined filtered tailings facility
●	Topsoil reserve areas
●	Process maintenance building
●	Reagents storage and warehousing building
●	Security gatehouse including medical triage area and evacuation helipad
●	Communications system and plantwide process control

Electrical power requirements for Phase 2 are approximately 10 MW and this is to be provided by a connection to grid power which will be routed to site via a new transmission line from an existing Nevada Energy (NVE) sub-station near Searchlight, NV, similar to that previously used at the site and along the same right of way. Additional options including solar power have been investigated and could be developed as part of the project construction.

Filtered tailings from the mill will be produced at a moisture content of 19% to 22% by dry weight basis (16-18% wet basis) and will be delivered using 40-ton articulated dump trucks to a lined facility. Stacking of filtered tailings is considered best available technology for handling and placing this type of material. The tailings will be spread by dozer atop the reclaimed former Viceroy heap leach pad. Development of the filtered tailings facility will occur in four stages to allow for both the placement of appropriate volumes of material to match production and the rinsing of heap leach side slopes which will be directly abutted to the final filtered tailings facility footprint. The heap leach and filtered tailings will form a co-deposited and integrated facility. Rinsing is required to allow for recovery of residual gold ounces within the heap as well as to reduce cyanide levels to compliant levels within the placed heap leach material prior to final reclamation.

By placing filtered tailings abutted to the new heap leach facility and on top of the historic leach pad, the area of disturbance on the site will be minimized. This will increase the long-term stability on the western edge of the facility and allow integrated management of solution between the tailings and heap leach facility, allowing for further recycle of cyanide.

The Castle Mountain mine will be a net zero discharge facility with regards to water with the main water loss occurring via evaporation from the surface of the heap leach pad and filtered tailings facility. Water is also used in

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saturating the heap leach pad and dust control mitigation for roads and site development, as necessary. The Project site-wide water balance indicates an expected make-up water demand to range from approximately 1,150 gpm to 1,900 gpm (72 L/s to 120 L/s) depending on the season. In addition to the water use mitigation measures mentioned above, further water demand reduction will be attained through greater use of onsite dust suppressants, strategic seasonal construction planning during wetter months, and optimizing the heap leach make-up water requirements through efficiency improvements.

Water supply at site currently includes three historical wells providing approximately 150 gpm (10 L/s) total and connected via existing underground pipelines to an existing 300,000 gal (1.1 ML) water tank, as well as two production wells, W-01 and W-02, with pumps installed in 2019 at the start of Phase 1 project. These production wells are located at the edge of the JSLA pit (W-01) and in the area of what will become the South Domes pit (W-02). These are bedrock wells which can produce approximately 400 gpm (25 L/s) total and are connected to a recently constructed 300,000 gal (1.1 ML) raw water tank. Additional water for the Phase 2 expansion is expected to be extracted from new wells. Recent water exploration has shown very good potential for both water near site and in a neighboring water basin. It is anticipated that once developed, wells in both areas will be able to produce between 500 and 1,000 gpm (32 and 64 lpm) of water each. The project expansion development includes the addition of new wells, and well pumps in both locations as well as an overland pipeline and booster pumps to meet the make-up water demands.

Permitting and Compliance

The mine operations encompass both public and private land. Accordingly, the County of San Bernardino (County) at the state level, and the United States Bureau of Land Management (BLM) at the federal level, have served as co-leading agencies for implementing environmental review. The current operation was issued a revised Mining Conditional Use Permit (CUP) by the County in August 2019 while the BLM issued a Decision Record and Finding of No Significant Impact (FONSI) in February 2020 approving the revised Mine and Reclamation Plan. These key permits along with others cumulatively provided authorization for current mine operations.

The Phase 2 mine expansion is expected to require a new or updated environmental review (likely in the format of an EIS/EIR) as well as several new state and federal permits and amendments. The federal lead agency, the BLM, and the California state lead agency, the County, will cooperate to prepare a single environmental review document. Federal, state, county, and local agency officials will review and comment on the analysis provided through the environmental review process.

Capital and Operating Costs

Total initial capital cost is estimated at $389 million, excluding the mining equipment fleet which is estimated at $121 million and expected to be leased to own over five years, or a total of $510 million considering the fleet purchase upfront. Capital costs are summarized in below along with the estimated sustaining capital needs of the Phase 2 project and closure costs. Sustaining capital costs for the project are primarily accounting for mining and additional stages of the heap leach pad and filtered tailings facility development. Total sustaining capital costs during production until closure are $147 million. Closure costs totaling $22 million are included separately for the end of mine life. Estimates are expressed in US dollars ($), Q4 2020 with no escalation.

Direct costs as well as all indirect costs and appropriate contingencies for all facilities have been included within the estimate and define the full projected cost to bring the Phase 2 expansion into production as defined by this report.

Initial mining capital costs are based on conversion to an Equinox Gold owned mining fleet from the contract-based fleet being utilized for current operations, necessary parts, and spares for the fleet, as well as slope monitoring

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equipment and mine development and pre-stripping. A major part of the mining equipment fleet could be leased which results in a reduction of $121 million of initial capital. Leasing the mining equipment adds to the operating cost; however, the net impact is an improvement to the Internal Rate of Return (IRR).

Project execution strategy is based on an engineering, procurement, and construction management (EPCM) implementation approach. Contingency has been estimated through an analysis of the level of detail in estimating each specific discipline and overall is included at 12.5% on plant and infrastructure items. The contingency has not been applied to mining or working capital as is typically the case. The accuracy of the estimate is defined as -10% to +15%.

Phase 2 Capital Cost Summary

Item	Initial ($M)	Sustaining ($M)	Total ($M)
Mine Mobile Equipment[1]	154	70	224
Mine Development	41	11	52
Mine Total	195	81	276
General Siteworks	11	-	11
Heap Leach and Solution Handling	38	56	94
Process Plant	62	-	62
Tailings Filtration and Storage	16	1	17
Infrastructure	41	-	41
Freight	8	-	8
Direct Plant and Infrastructure Total	176	57	233
EPCM, Vendor Support and Other Indirects	51	-	51
Transmission Line	15	-	15
Owner’s Cost, Working Cap and Taxes	40	-	40
Sub-total Plant and Infrastructure	282	-	-
Contingency	33	9	42
Total CAPEX	510	147	657
Less Leased Mining Equipment	(121)	-	(121)
Total CAPEX (with Leased Mining Equipment)	389	-	536

M3 has assembled the capital cost estimate with consulting input from GLA, The MINES Group and NMS as well as Equinox Gold. Utility Transmission Line costs are based on the 2018 PFS estimate from Nevada Energy.

Direct operating costs have been estimated for mining, processing and general and administrative (G&A). Mining costs were developed by NMS, processing, and infrastructure costs by M3 and G&A by Equinox Gold. Total operating costs for the expanded Phase 2 project are $9.32/ton ($10.28/t) of ore processed as described in the table “Operating Cost Phase 2 LOM Summary” below. Mining equipment purchase costs are all considered capital costs and excluded from operating costs. The table “Phase 2 LOM Cash Cost Estimate” shows the estimated cash cost over the course of the expanded Phase 2 project for production of 3,187,000 ounces of payable gold.

Operating Cost Phase 2 Summary

Description	Unit Cost ($/ ton mined)
Mining	1.75
Description	Unit Cost $/ton ore
Mining	6.20
Processing (Total)	2.45
G&A	0.65
Sub-Total	9.30
Refining and Transportation	0.02
Total	9.32

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Phase 2 Cash Cost Estimate

Item	Total Cost ($M)	Unit Cost ($/oz)
Mining	1,567	492
Processing – Heap Leach	365	115
Processing – Mill/CIL	255	80
G&A	164	51
Operating Cost	2,351	738
Royalties	214	67
Refining and Transportation	5	2
Adjusted Operating Cost	2,570	806
Sustaining Capital	147	46
Salvage Value	(3)	(1)
Reclamation and Closure	22	7
All in Sustaining Cost (AISC)	2,736	858

Economic Analysis

The economic analysis was completed primarily utilizing a discounted cash flow model. Currency is provided in US dollars, unless otherwise noted. The following table summarizes the resulting project economics at a gold price of $1,500/oz. The Project after-tax NPV at a discount rate of 5% is estimated to be $639 million. The after-tax cash flow results in a 5.3-year payback period after start-up of commercial operation with an after-tax IRR of 17.5%. With leasing the mining fleet, the after-tax NPV remains at $639 million while the after-tax IRR improves to 18.3%, and the payback period is 5.4 years.

Financial Summary

Category	Units	Value
Production Summary
Phase 2 Ore material mined	Mton	894
Phase 2 Ore tons processed	Mton	235
Phase 2 Life (Processing)	y	14
Phase 2 Life (Processing + Rinsing)	y	17
Heap Leach Ore	Mton	235
Head grade	oz/ton	0.0119
Recovery	%	74
Recovered Gold	koz	2,095
Mill Ore	Mton	18
Head grade	oz/ton	0.0665
Recovery	%	94
Recovered Gold	koz	1,108
Total Recovered Gold	koz	3,203
Total Payable Gold	koz	3,187
Capital Costs
Phase 2 Initial Capital	$M	510
Sustaining Capital	$M	147
Operating Costs
Mining	$/ton mined	$1.75
Mining	$/ton processed	$6.20
Processing	$/ton processed	$2.45
G&A	$/ton processed	$0.65
Refining and Transportation	$/ton processed	$0.02
Total Operating Cost	$/ton processed	$9.32
Total Production Cost	$/ton processed	$806
All-In Sustaining Cost	$/oz Au	$858

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Category	Units	Value
Economic Indicators
		Without Leasing	With Leasing
Internal Rate of Return (IRR), Pre-tax	%	18.9	19.7
Internal Rate of Return (IRR), After-tax	%	17.5	18.3
Undiscounted Cashflow, Pre-tax	$M	1,550	1,539
Undiscounted Cashflow, After-tax	$M	1,280	1,268
Net Present Value (NPV) @5%, Pre-tax	$M	784	784
Net Present Value (NPV) @5%, After-tax	$M	639	639
Payback Period (Based on After-tax)	y	5.3	5.4

Exploration, Development and Production

Exploration in 2021 is budgeted at $1.3M and includes 20,500 metres (530 holes) targeting historic dump material and surficial channel sampling in the East Ridge area.

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Santa Luz Project

Santa Luz is a restart project of a past-producing open-pit mine located in Bahia State, Brazil. Production commenced in mid-2013 by a previous owner and was suspended in September 2014 due to processing difficulties and lower than planned recoveries. Leagold completed an update of the feasibility study for Santa Luz in October 2018 incorporating resin-in-leach (RIL) gold recovery. Equinox Gold updated Leagold’s feasibility study and on November 9, 2020, commenced full construction of Santa Luz with the objective of restarting production.

Using the base case $1,500/oz gold price, Santa Luz is expected to produce 903,000 ounces of gold and generate $436 million in after-tax net cash flow over an initial 9.5-year mine life. Initial capital costs are estimated at $103 million primarily to refurbish existing infrastructure, retrofit the plant for RIL processing, install additional grinding power and increase the storage capacities of the existing tailings and water storage facilities. Modifications and upgrades to the processing plant and tailings and water storage facilities are expected to be finished by the end of 2021, with first gold pour targeted for Q1 2022.

Other than the information under the heading Exploration, Development and Production, the information that follows relating to Santa Luz is derived from, and in some instances, is a direct extract from the Santa Luz Technical Report. The information below is based on assumptions, qualifications and procedures that are set out only in the Santa Luz Technical Report and reference should be made to the full text of it which Equinox Gold has filed under its SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov/EDGAR and which is available on Equinox Gold’s website at www.equinoxgold.com.

Project Description, Location and Access

Santa Luz is located within the Maria Preta mining district, 35 kilometers north of the town of Santa Luz, in Bahia State, Brazil. Santa Luz is approximately 240 km northwest of the state capital, Salvador, 115 km by road from Equinox Gold’s Fazenda Brasileiro gold mine, and 163 km from Yamana Gold’s Jacobina gold mine.

Access from Salvador is by way of highway BR-324 to Feira de Santana, BR-116 to Serrinha, BA-409 to Conceição do Coité, and finally BA-120 to Santa Luz. From Santa Luz, the property is accessed by way of a municipal dirt road. The center of the property has approximate latitude and longitude coordinates of 11°00’28” S and 39°18’28” W, respectively.

A railway operated by VLI Transportadora links Salvador and the sister cities Juazeiro and Petrolina, and has a station in Santa Luz.

A few gravel runways in the region can handle small aircraft, the closest being at the cities of Valente and Serrinha, approximately 20 km and 90 km from Santa Luz, respectively. Since early 2015 the Feira de Santana airport, which is 153 km from Santa Luz, has been operating daily flights from Campinas City, São Paulo state.

Santa Luz will be a conventional off-road truck and shovel open -pit mining operation, utilizing a mining contractor for material movement. After the pre-production period, the nominal ore production rate over the following eight years is projected to be 2.77 million tonnes per annum (Mtpa), or 7,595 tpd excluding rehandling, plus 1.5 additional years at a lower rate from residual stockpile feed, over the total 9.5 year LOM. The stripping ratio is 4.3:1 waste to

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ore including stockpiles (or 4.7:1 excluding stockpiles) and 6.9 Mt of pre-stripping is proposed (excluding the rehandling of old stockpiles), based on the mine schedule.

Surface Rights

The Santa Luz properties cover an area totaling 48,599.25 ha, including 36 exploration permits (42,666.41 ha), six mining concessions (2,611.69 ha), and four mining concessions in application (3,321.15 ha). Eight are at the exploration stage with a Partial Exploration Report submitted to ANM requesting a deadline extension (9,849.47 ha). Two are at final exploration stage with the Positive Final Exploration Report already submitted to ANM (1,885.88 ha), indicating reasonable prospects to continue with economical analyses and subsequent mining concession application after ANM’s approval of reports. Five are at the final exploration stage with the Negative Final Exploration Report already submitted to ANM (6,711.28 ha), which means that these areas should be considered available after ANM’s approval of reports. Twenty-one are at an exploration stage (24,219.78 ha). One of the exploration permits expired during 2020 and is either in the process of submission of reports or will lapse. This exploration permit does not impact the Mineral Resources or Mineral Reserves, or future operations.

The Santa Luz claims cover several farms. Agreements were signed between Yamana and the landowners to allow mining and exploration activities, and these agreements have been transferred to Equinox Gold.

Equinox Gold has verified that there are no environmental liabilities on the property. Equinox Gold has all required permits to conduct work on the properties. These permits and their status are listed and described in Section 20 of the Santa Luz Technical Report. Equinox Gold has verified that there are no other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

Royalties

Royalty agreements currently exist with the Federal Government for 1.5% of gross revenue and with Companhia Sisal do Brasil (COSIBRA) for 1% of gross revenue, and were included in the cash flow and pit optimization analysis. An additional 2% royalty was included for the Companhia Baiana de Pesquisa Mineral (CBPM) area of the C1 deposit.

History

During the 1970s, Companhia Vale do Rio Doce (CVRD) invested in a regional prospecting program in Bahia state, while other private and state companies carried out intensive prospecting, geological mapping, and research programs. During this time, the Rio Itapicurú Greenstone Belt (RIGB) was identified.

Between 1979 and 1981, CBPM conducted several geological and prospecting programs within the RIGB. These activities identified several gold-bearing trends and prospects including deposits within the Santa Luz area, which were mined between 1987 and 1995 by CBPM’s subsidiary Rio Salitre Mineração Ltda.

In January 2005, Yamana completed an agreement with CBPM to acquire 7,000 ha of land over the C1 historic mine. Under this agreement, CBPM retains a 2% royalty interest in these concessions.

In May 2007, Yamana expanded its land ownership through the acquisition of mining concessions from Mineração Santa Elina (MSE), formerly owned by CVRD, which included the Antas 1, Antas 2, and Antas 3 deposits and associated historic mine workings. The 2007 agreement also retained a royalty interest which was transferred from MSE to Callix Finance Inc. in April 2014 and was finally extinguished through an agreement between Yamana and Callix Finance Inc. in March 2015.

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In December 2014, it was announced that a new subsidiary, Brio Gold Inc., (Brio) was formed by Yamana to hold Fazenda, Pilar through Companhia Goiana de Ouro, and Santa Luz, as well as some related exploration concessions, all of which were held as non-core assets within Yamana. Brio became an independent, publicly traded company in December 2016. Leagold acquired Brio on May 24, 2018 and became the owner of Santa Luz. On March 10, 2020 Equinox Gold acquired Leagold and became the owner of Santa Luz.

Geological Setting, Mineralization and Deposit Types

The Santa Luz project area is hosted within the RIGB, which comprises the northeastern portion of the São Francisco Craton which was formed through the collision of several small Archean cratons during the Paleoproterozoic Trans-Amazon Orogeny (approximately 2 Ga).

The Paleoproterozoic aged RIGB is the largest greenstone belt in the São Francisco Craton. Thought to be formed in a back-arc tectonic setting, the north-south trending RIGB extends for approximately 100 km and ranges in width from 30 km to 50 km. It is comprised of three domains (mafic volcanic, felsic volcanic, and sedimentary), all intruded by later granitioid bodies.

Gold deposits and prospects in the Santa Luz project area occur in shear and breccia zones at, or proximal to, the faulted contact of the volcanic and sedimentary domains in a continuous, north and locally northeasterly-striking, mineralized zone. Mineralization is associated with quartz-carbonate-sulphide veining and breccia fillings. Significant gold targets and deposits at Santa Luz include C1 (historically called Maria Preta and including Antas 1), Antas 2, Antas 3, Mansinha South, Mansinha North, and Mari. The deposits are considered to be greenstone-hosted gold type deposits, a subgroup of the Orogenic Gold Deposit type.

Host rocks include a variety of epizonal dioritic and dacitic intrusive rocks, sedimentary rocks, and felsic to intermediate volcanic rocks. Volcanic and epizonal intrusive rocks are generally porphyritic with fine to medium grained quartz and feldspar phenocrysts. Sedimentary rocks, including tuffaceous rocks, contain variable quantities of organic carbon which appears to be a primary depositional component. More massive volcanic and epizonal intrusive rocks are relatively free of organic carbon. The organic carbon content is a major focus of geologic studies as the carbon interferes with cyanide leach gold recovery. Organic carbon-rich rocks require special treatment to facilitate gold recovery. All rocks of the RIGB have undergone greenschist to amphibolite grade metamorphism.

Exploration

From 1979 to 1995, CVRD and CBPM undertook several extensive stream sediment and soil geochemistry programs over the entire Maria Preta Gold District in the RIGB. Encouraging results were followed up using geophysics and drilling. Numerous deposits were discovered and mined, commonly focusing on the shallow, oxidized portions of these deposits. Possessing a wealth of historic exploration data, Yamana conducted extensive drilling to develop the C1 and A3 deposits as well as several other prospects in the district.

From September 2015 through April 2017, work at Santa Luz by Brio was conducted in two phases of resource, metallurgical, and geotechnical drilling in support of the Santa Luz Technical Report.

The majority of the concessions at Santa Luz are at an early exploration stage with limited exploration activity other than regional mapping, regional geochemistry surveys, and airborne surveys, which were completed by previous owners.

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Drilling

Drilling at Santa Luz has been conducted in phases by several companies since 1975. Very limited information on the historical drilling details is available.

From 2003 to 2013, Yamana explored the district with 201,379 m of drilling, including 126,658 m of diamond core drilling, spread across numerous deposit areas. Yamana also conducted soil and rock chip sampling and geologic mapping.

In 2015 and 2016, Brio conducted 20,590 m of exploration, geotechnical and metallurgical drilling, including 13,425 m of diamond core drilling for resource definition.

In late 2016 and early 2017, Brio conducted 4,036 m of exploration and geotechnical drilling.

Leagold did not carry out any drilling at Santa Luz during its period of ownership. As at the date of this AIF, Equinox Gold has also not carried out any drilling at Santa Luz.

In total, past owners have drilled a total of 3,884 drill holes collecting over 241,172 m of drill core and chip samples in the district. A drilling summary is included in the Santa Luz Technical Report together with maps of drill hole collars.

Sampling, Analysis and Data Verification

Sampling of the 2016 and 2017 drill holes focussed on the mineralized zones and a significant length of core above and below the targeted mineralization was sampled to ensure that the mineralized zone was properly modelled. Samples have a nominal length of one metre; however, the length was adjusted so that sample endpoints respected geological contacts. Samples were tagged with a plasticized paper tag indicating the sample number, a duplicate of which was stapled inside the core box. QA/QC samples, including duplicates, blanks, and standards, were incorporated into the sample stream.

Santa Luz personnel used independent and internationally recognized laboratories for sample preparation and analysis. The density test samples were sent to the independent ALS Chemex Laboratory in Lima, Peru (ALS Lima), which is ISO 9001:2000 and ISO 17025:2005 accredited. The analytical procedure used was the ALS Chemex OA-GRA09as, in which the core samples are coated in paraffin wax, weighed in air, and then weighed while submerged in water.

Core and chips are stored within two purpose-built core sheds on-site, both of which are locked at night.

Sample preparation was completed at ALS Chemex in Vespasiano, Minas Gerais, Brazil. This is a laboratory independent of Equinox Gold and ISO 9001:2000 and ISO 17025:2005 accredited. After the samples were crushed and pulverized, pulp splits were sent for geochemical analysis at ALS Lima. Remaining sample material was returned to Santa Luz for storage.

A QA/QC protocol for drill hole samples using standard geologic practices in accordance with industry guidelines was used at Santa Luz. The results verified the accuracy and precision of the geochemical analyses, and Santa Luz project personnel believe that the drill results are acceptable to be used for Mineral Resource and Mineral Reserve estimation.

The results of the field duplicate analysis are consistent with the natural variability often seen in orogenic gold deposits.

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In the opinion of RPA, sample preparation, analysis, and the security and confidentiality protocols, as designed and implemented, are adequate and generally completed to industry standards and are suitable for use in a Mineral Resource estimate.

Verification

Audit of Drill Hole Database: RPA conducted a series of verification tests on the drill hole database provided for Santa Luz. These tests included a search for missing information and tables, unique location of drill hole collars, and overlapping sample or lithology intervals. Empty tables were limited to lithology, alteration, and geotechnical results. No database issues were identified.

Assay Certificates: RPA compared 2% of assays within the complete Santa Luz drill hole database to assay certificates, including 24% of the C1 assay database. Certificates were provided by Santa Luz personnel and were not sourced from the original assay laboratory. No major discrepancies or limitations were found.

Drill Core Review: The core from a number of drill holes was reviewed during the site visit to confirm logging and sampling practices. Acceptable practices were noted.

RPA is of the opinion that Santa Luz data comply with industry standards with no major discrepancies or limitations being found and are adequate for the purposes of Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

The metallurgical testing programs for the Santa Luz processing facilities began in 2005 and supported a feasibility study conducted by Yamana in 2009. A pilot plant test program was performed in 2009, followed by further pilot plant testing in 2010. Production at the Santa Luz mine and mill commenced in 2013, however, it was discontinued in September 2014 and the facilities were put on care and maintenance, following a period of very low gold recoveries associated with the processing of carbonaceous ores. In late 2014, a metallurgical testing program was initiated by Brio to evaluate the existing process facilities, to determine the causes of the low gold recoveries and to develop a revised flowsheet to successfully process the carbonaceous material at Santa Luz.

The naturally occurring carbon was shown in the testwork to be strongly preg-robbing. Kerosene was selected as a blinding agent to deactivate the natural carbon prior to RIL cyanide leaching. Gold recoveries were very low in leach tests performed without kerosene.

More testwork was carried out in 2016 and 2017. This was designed to further develop the proposed whole ore leach flowsheet and formed the basis for preparing the design criteria, process flow diagrams, mass balance, and equipment sizing. The testwork was conducted by various laboratories including Commonwealth Scientific and Industrial Research Organisation in Perth, Australia, Hazen Research Inc. in the USA, RDI Minerals in the USA, SGS Geosol Laboratórios Ltda. in Brazil, and the Santa Luz on-site laboratory. The testwork program commenced in January 2016. The program included Bond Ball Mill Work index tests for bulk composites of dacite and carbonaceous ore, whole ore cyanidation using both CIL and RIL flowsheet variations, reagent optimization, and variability testwork.

Further testwork was conducted in 2019 at Mintek in South Africa and at the Santa Luz on-site pilot plant to optimize the whole ore RIL processing circuit, to increase the gold grade (and reduce the copper grade) of the loaded resin and to optimize gold recovery from the resin.

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The results of the programs show that the most favourable option is to process the dacitic and carbonaceous breccia ores together and to use RIL and a kerosene blanking circuit. Blending the dacitic breccia with the carbonaceous breccia results in slightly lower recoveries, due to preg-robbing by natural carbon in the carbonaceous ore. Gold recoveries based on combined feed and testwork is approximately 84%.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

The mine plan is based on Proven and Probable Mineral Reserves of 24.9 Mt grading 1.34 g/t gold for 1,074,941 ounces of gold contained in the C1 and Antas 3 deposits and in existing stockpiles. Initial production will mine ore from the C1 deposit and stockpiles; Antas 3 will be mined from 2024 to 2029.

Summary of Mineral Resource Estimate (Exclusive of Reserves) — June 30, 2020

Mineral Resource Category	Tonnes (‘000s)	Gold Grade (g/t)	Contained Gold (oz)
Measured—Open Pit	9,986	1.22	390,306
Measured—Underground	121	1.94	7,561
Indicated—Open Pit	562	0.99	17,924
Indicated—Underground	5,913	2.55	484,066
Total Measured & Indicated	16,582	1.69	899,857
Inferred—Open Pit	694	1.29	28,748
Inferred—Underground	6,560	2.19	461,367
Total Inferred	7,254	2.09	490,115

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Resources.
2.	Underground Mineral Resources are reported at a cut-off grade of 1.5 g/t Au.
3.	Open Pit Mineral Resources are reported at a cut-off grade of 0.50 g/t Au.
4.	Mineral Resources are inclusive of Mineral Reserves.
5.	Mineral Resources are estimated using a gold price of $1,500/oz and constrained by a Whittle pit shell.
6.	Totals may not add due to rounding.

Mineral Resources for each of the deposits at Santa Luz were estimated by Santa Luz personnel in 2017 with the support of resource, geotechnical and metallurgical drilling and extensive metallurgical testwork conducted in 2015, 2016, and 2017. The Mineral Resources were reviewed by SLR Consulting Ltd. (SLR).

Lithology, alteration, and mineralization domains were constructed over each deposit using gold grade thresholds specific to each area, in combination with lithology, alteration, and structural information. Variography and basic statistics were used to inform interpolation plans, which used Ordinary Kriging or Inverse Distance Squared methods to estimate gold values from capped gold composites within discrete block models in a series of interpolation passes. Density was averaged from on-site samples and applied to lithology and weathering domains in each deposit. Blocks were classified based on interpolation pass and Kriging variance. SLR conducted a series of block validation and data integrity tests on the block model. Mineral Resources were constrained using a Lerchs Grossmann pit.

The Mineral Resource is current and no additional work was undertaken after the estimate was completed.

Mineral Reserve Estimate

During May 2020, a number of checks to verify the procedures and numerical calculations used in the estimation of the Mineral Reserves were carried out and the Equinox Gold Qualified Person visited Santa Luz in June 2020.

The open pit Mineral Reserves as estimated are summarized in the following table, using a gold price of $1,350/oz with a pit design based on selected pits shells and an overall metal recovery of 84% for all types of ore. Mineral

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Reserves are estimated only for C1, Antas 3, and stockpiles; Antas 2 has not been delineated enough to classify it as a Mineral Reserve.

Equinox Gold’s Qualified Person is of the opinion that the Measured and Indicated Mineral Resources within the final pit designs for Santa Luz can be classified as Proven and Probable Mineral Reserves.

Santa Luz Mineral Reserves – June 30, 2020

Category of Mineral Reserve	Tonnes (‘000s)	Gold Grade (g/t)	Contained Gold (oz)
Proven – Open Pit	21,578	1.39	966,106
Probable – Open Pit	1,170	1.28	48,202
Probable – Stockpile	2,191	0.86	60,634
Total Proven & Probable	24,939	1.34	1,074,941
Notes:
1.	CIM Definition Standards (2014) were followed for Mineral Reserves
2.	Mineral Reserves were generated by project personnel and adjusted by RPA to reflect the October 22, 2018 mining surface.
3.	Mineral Reserves are quoted at cut-off grades of 0.53 g/t Au for dacite-leachable, 0.39 g/t Au for dacite-high-sulphide, and 0.60 g/t Au for carbonaceous ore.
4.	C1 uses 10 m bench height (a double bench of 5 m high), and Antas 3 uses 9 m bench height (a double bench of 4.5 m high).
5.	Process recoveries of 86% for dacite-leachable, 84% for dacite-high-sulphide and 84% for carbonaceous ore were assumed.
6.	Mineral Reserves are reported using a gold price of $1,200/oz.
7.	Totals may not add due to rounding.

Mining Operations

The feasibility study summarized in the Santa Luz Technical Report is based on open -pit mining with production from three pits: one pit at the C1 deposit and two small pits at the Antas 3 deposit. Pit bench heights will be 10 m and be mined in two 5 m flitches with a safety berm every 10 m. The ore and waste rock will be drilled and blasted, loaded with front end loaders, and hauled to either a crusher or waste rock dump. Haulage distances from the open pit to the crusher area will vary, with an average haul distance of approximately 3.9 km for C1 and 2.5 km for Antas 3. Mining will be carried out by contractors and mine technical services will be provided by Santa Luz personnel.

It is estimated that the mine will operate on a general production schedule of 24 hours per day, seven days per week. The mine life is nine years for C1, and six years for Antas 3. The maximum mining rate will be approximately 22.0 Mtpa of ore and waste mined including some overlap between deposits. The mine life is estimated to be nine and one-half years, plus one and one-half years of post-production processing of stockpiles, for a total of eleven years.

C1 and Antas 3 Optimized Open Pit Design Parameters

Pit Dimensions	Unit	C1 Pit	Antas 3 Pit
Pit Length	m	1,122	1,079
Pit Width	m	740	357
Surface Area	m2	567,387	278,408
Maximum Pit Depth	m	232	120
Pit Bottom Elevation	mASL	5	140
Pit Exit Elevation	mASL	237	260
Average Ramp Grade	%	10	10
Ramp Width Double-Lane	m	25	25
Ramp Width Double-Lane	m	18.5	12.5
Overall Footwall Slope	degrees	31	42
Overall Hanging Wall Slope	degrees	41	32
Mining Bench Height	m	10	10

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Processing and Recovery Operations

Santa Luz processing facilities were commissioned in 2013, operated for approximately 14 months, and then put on care and maintenance in September 2014 due to a period of very low gold recoveries associated with the processing of carbonaceous ores. The existing plant is in reasonable physical condition, with some refurbishment required to ensure a smooth re-start of the operation. Additional grinding power will be installed to ensure design throughput and grind size are achieved.

From late 2014 to the present, a metallurgical testing program has been conducted to evaluate the existing process facilities, determine the causes of the low gold recoveries, and develop a new flowsheet and recommendations for plant modifications to successfully process the carbonaceous material at Santa Luz. The results of the testing program led to a decision to develop a preliminary design and economic assessment based on a whole ore CIL flowsheet rather than the original flotation and concentrate leaching flowsheet. In late 2015, a new testwork program was established to assist in flowsheet optimization, including the comparison of a RIL circuit versus a conventional CIL circuit. With the addition of variability testwork, it was decided to move forward with a RIL process.

A dedicated kerosene blinding circuit is included in the flowsheet to effectively use kerosene to deactivate the naturally occurring carbon that was the main cause for the gold recovery problems. The design will utilize as much existing equipment as possible and either add or modify equipment as required. The process has been determined to now include: primary and secondary crushing; primary semi-autogenous grinding mill grinding; secondary grinding using a conventional ball mill; gravity concentration; cyclone classification; kerosene pre-treatment in a dedicated circuit prior to RIL leaching; whole ore RIL leaching; cyanide destruction; resin acid washing, elution, and resin regeneration; electrowinning of the gold; doré casting; TSF, which has been geosynthetically lined, will be used for storage of whole ore leach tailings; water storage facility will be used for storage of raw water.

The process operating parameters for the plant at the Santa Luz Project, modified for whole ore leaching, are presented in the following table and are the basis for this RIL process flowsheet and project feasibility.

Santa Luz RIL Process Operating Parameters

Parameter	Unit	Value
Throughput Rate
Annual	t/a	2,700,000
Daily	t/a	7,400
Operating Period	years	9.5
Ore Grade (average LOM)
Gold (including stockpiles)	g/t	1.34
Total Organic Carbon (TOC)%		0.6
Arsenic	g/t	500
Gold Recovery	%	84
Gold Production	oz/a	95,000
Ore Physical Characteristics
Work Index	kWh/t	19
Abrasion Index		0.5
Primary Crush Size	80% passing, mm	150
Secondary Crush Size	80% passing, mm	50
Primary Mill Grind Size	80% passing, µm	860
Secondary Mill Grind Size	80% passing, µm	75
Gravity
Recovery	%	20%
Retention Times
Conditioning	hours	6
Leaching	hours	20

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Parameter	Unit	Value
Detoxification	hours	3
Employees
Management	number	12
Operation	number	71
Maintenance	number	74
Utilities Consumption
Power	kWh/t	42
Fresh Water (make-up)	m3/t	0.40
Consumables
Resin	m3/t	0.00003
Grinding Balls	kg/t	1.80
Quick Lime	kg/t	1.00
Kerosene	kg/t	2.00
Sodium Cyanide	kg/t	0.75
Sodium Metabisulphite (SMBS)	kg/t	0.75
Thiourea	kg/t	0.25
Operating Cost (LOM, all ores)	US$/t	13.43

Infrastructure, Permitting and Compliance Activities

Infrastructure

Santa Luz Infrastructure Summary (at June 2020)

Item	Type and Size
Access Road	Existing two-lane gravel road, 35 km long from Santa Luz, which is paved in areas adjoining communities to minimize dust.
Employee Transport	Employees will be bussed from Santa Luz.
Process Water System

Existing system for water pumped from local river (Rio Itapicurú) during rainy season will be stored in the leach TSF, which will be converted to a WSF, the Antas 3 pit, and the flotation TSF. Existing wells will supply water for the resin elution operation.

Potable Water System	Existing tank with 10 m3 volume will be used to store potable water for human consumption. The water will be provided by a contract with EMBASA—Public agency of Bahia State
Power Supply	Existing 138 kV power line, capable of transmitting up to 15 MW, and linked to the grid and Coelba power plant; mine-site substation will be expanded.
Fuel Supply and Storage	Existing steel-frame open shed of ~100 m2 for 5,000 L diesel tanker trailer. Fuel storage for mine vehicles will be provided by the mining contractor. Storage will be expanded.
Ancillary Systems
Communication	Existing system linked to national network for voice and data communication.
Security	Existing gatehouse at site entry staffed by contracted security service; existing site fencing with additional fencing in certain areas.
Medical	Existing staffed clinic; ambulance on site; helicopter pad at plant.
Waste	Compostable refuse is composted; non-composting refuse is buried on site; recyclable material is transported off site.
Sewage	Existing compact sewage treatment systems (anaerobic system) will be used to treat all sewage.
Buildings
Administrative Office	Existing.
Cafeteria	Existing.
Laboratory & Plant Office	Existing.
Workshop	Existing steel building of ~540 m2 for mechanical and electrical maintenance. Workshop structure will be expanded.
Explosive Magazine	Existing fenced area of ~5,400 m2 prepared for the installation of steel buildings. Explosive Magazine will be provided by a contractor.
Community Relocation	New village, Nova Esperança, of 97 houses (located 470,620.30E and 878,6022.275 N).

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The administrative buildings, such as offices and mess hall, must be moved from their current position to allow for the development of the Antas 3—North pit. This change is planned for 2022.

Permitting and Compliance

Santa Luz maintains operational licences with several conditions that comprise monitoring and mitigation actions to compensate all environmental and social impacts, such as monitoring water quality, noise levels, and particulate matter. In the years since the shutdown of the original project, Santa Luz has maintained compliance with the general conditions established by the Instituto do Meio Ambiente e Recursos Hidricos (INEMA), as demonstrated by several environmental reports.

Equinox Gold requested the renewal of its operating licences following the requirements of Brazilian law, where the renewal application must be submitted at least 120 days before the expiration date. This means its permits are valid until the publication of the license is renewed.

Equinox Gold has obtained a fauna management licence and a new water permit to its operating licence considering the future operational process, which includes constructing the processing plant and the TSF expansion.

A review of the status of current permitting prepared by RPA in 2018 has been performed as summarized below.

Santa Luz Permitting Status

Permit	Process Number	Issue Date	Expiration Date
Operation Licence—Mine, Plant and Tailings Dam	Portaria No. 14.666	22/08/2017	22/08/2020a
Operation Licence—Mine (CBPM Area)	Portaria No. 14.688	26/08/2017	26/08/2020b
Alteration Licence—Change Dam and Plant	Portaria No. 14.867	20/08/2017	22/08/2020c
Water Permit—Pumping 4 Groundwater Wells	Portaria No. 17.450/2018	08/12/2018	08/12/2022d
Water Permit—Pumping 6 groundwater Wells	Portaria No. 17.444/2018	07/12/2018	09/08/2022e
Freshwater Pumping Permit	Portaria No. 19.971/2020	22/01/2020	22/01/2024f
Fauna Management	Portaria No. 18.297/2019	29/04/2019	22/08/2020g
Water Permit—Pumping 4 Groundwater Wells	Portaria No. 20.323/2020	31/03/2020	02/12/2023
Renewal of Operation Licence—Portaria No. 14.666	2017.001.000514/INEMA/LIC-00514	28/02/2020	-
Renewal of Operation Licence—Portaria No. 14.688	2017.001.001968/INEMA/LIC-01968	17/03/2020	-
Renewal of Alteration Licence—Change Dam and Plant—Portaria No. 14687	2017.001.002109/INEMA/LIC-02109	07/04/2020	-
Renewal of Fauna Management—Portaria 18.297/2019	2018.001.006989/INEMA/LIC-06989	02/04/2020	-

Notes:

1.	Renewal requested on 28/02/2020
2.	Renewal requested on 17/03/2020
3.	Renewal requested on 07/04/2020
4.	Portaria 17.450/2018 replace previous Portaria No. 6563
5.	Portaria 17.444/2018 replace previous Portaria No. 6269
6.	Portaria 19.971/2020 replace previous Portaria No. 7573 and 7574
7.	Renewal requested on 02/04/2020

As part of the Santa Luz restart, tree deforestation licences were requested to support the TSF and water storage facility (WSF) raises and the Antas 3 pit expansion. A summary of the new licence requirements is presented below.

Santa Luz Status of New Deforestation Permits

Permit Requested	Process Number	Issue Date	Expiration Date
Deforestation Licence—CIL Tailings Dam Raise	2020.001.001629/INEMA/LIC-01629	09/03/2020	-
Deforestation Licence—Antas 3 Pit Expansion	2018.001.006928/INEMA/LIC-06928	14/11/2018	-
Deforestation Licence—Flotation Tailings Dam Raise	2018.001.002589/INEMA/LIC-02589	08/05/2018	-

Annual Information Form

In the medium term, additional environmental and social (E&S) studies may be necessary if the mining area exceeds the limits outlined in the current operational licences. In this case, the company will consult INEMA regarding the required E&S studies to obtain the necessary installation licences.

Yamana previously committed to several community concessions to the original nearby village of Nova Esperança, including village relocation, community compensation, and other environmental considerations, for a total of R$20.6 million. The new village was completed in 2018. Since 2019 and up to June 30, 2020, Santa Luz spent an additional $0.25 million in community concessions.

Yamana implemented a series of programs, such as Open Doors, partnership seminars, environmental education programs, and lectures in the schools and communities in the vicinity of Santa Luz, which have been continued to date by Equinox Gold. Equinox Gold has not identified any significant issues with local communities.

Capital and Operating Costs

Capital costs for Santa Luz construction and refurbishment to restart production are summarized below.

Santa Luz Summary of Project Capital Costs

Capital Category	Pre-Production ($ ‘000s)	Year 1 ($ ‘000s)	Year 2 ($ ‘000s)	Years 3 to 10 ($ ‘000s)	Total ($ ‘000s)
Plant Alterations	37.5	-		-	37.5
TSF and WSF Raises	7.5	-		-	7.5
EPCM and others	4.8	-		-	4.8
Owner’s Costs	10.2	-		-	10.2
Pre-Stripping	20.5	-		-	20.5
Contingency	9.5	-		-	9.5
Working Capital	13.0	-	-	(5.6)	7.4
Salvage	-	-	-	(15.0)	(15.0)
Deferred-Stripping Capital Cost	-	22.8	17.6	20.2	60.6
Sustaining Capital Cost	-	6.9	1.7	12.5	21.0
Reclamation Cost	0.1	0.1	0.0	8.6	8.8
Total Capital Cost	103.1	29.8	19.3	20.7	172.9

There are three main components to this cost: (1) Capitalized mine stripping; (2) Plant and infrastructure; and (3) Sustaining capital. The initial capital cost is $103.1 million including contingencies. The total initial and sustaining capital cost is estimated to be $172.9 million, including capitalized stripping of the pit ($60.6 million) and initial working capital ($13.0 million) but excluding the working capital recovery ($5.6 million), reclamation costs ($8.8 million) or salvage value ($15.0 million).

A summary of Santa Luz’s operating costs is shown in the following table.

Santa Luz Summary of Project LOM Operating Costs

Total Operating Costs	LOM Total ($ ‘000s)	Unit Costs ($/t Processed)
Mining Cost	262,724	10.54
Grade Control	4,357	0.17
Ore Re-handle (ROM Pad to Crusher)	11,222	0.45
Ore Re-handle (Stockpiles)	16,921	0.68
Processing	334,875	13.43
Fixed G&A	68,579	2.75
Total Operating Costs	698,678	28.02

Annual Information Form

Economic Analysis

The economic analysis contained in the Santa Luz Technical Report is based on Proven and Probable Mineral Reserves only. The after-tax cash flow projection is summarized in the table below and is based on the open-pit LOM production schedule and capital and operating costs.

Santa Luz Cash Flow Summary ($1,500/oz Au)

Description	Value
After-tax IRR	57.6%
After-tax NPV at 0.0% discount	$436.0 M
After-tax NPV at 5.0% discount	$305.1 M
After-tax NPV at 8.0% discount	$248.1 M

Revenue and Costs

●	Approximately 7,400 tpd of ore processed (approximately 2.7 Mtpa).

●

Processing gold recoveries of 84% were used in the cash flow for a blended feed of high carbonaceous material, low carbonaceous material, and dacitic ore. Gold recovery for dacites with highsulphides is also projected to be 84%.

●	Metal prices for cash flow: $1,500/oz Au.

●	Salvage value of $15 million was applied to equipment or infrastructure at the end of the LOM.

●	9.5-year project life during production.

●

Yearly revenues were calculated by subtracting the applicable refining charges and transportation costs ($10/oz) from the payable metal value generated by carbonaceous and dacitic ore and $177/oz from dacites with high-sulphide ore.

●	Revenue is recognized at the time of production.

●	Production schedule includes only Proven and Probable Mineral Reserves costs.

●	There are 6.9 Mt mined excluding stockpile rehandle as pre-stripping prior to the start of commercial production.

●	Unit operating costs for mining, processing, rehandle, grade control, and G&A were applied to determine the overall yearly operating cost.

●	Closure costs for the Project have been estimated at $8.8 million and these costs are included in the cash flow.

●	Initial capital cost totals $103.1 million.

●	Local currency denominated capital and operating costs are based on a nominal exchange rate of R$5.00:US$1.00.

●	Project LOM AISC is $877/oz.

Royalties

An existing royalty agreement with the Federal Government for 1.5% gross revenue, and another agreement for 1% gross revenue with COSIBRA, was included in the cashflow and pit optimization analysis. An additional 2% royalty was included for the CBPM area of the C1 deposit, which represents a royalty on 397,810 oz in the production schedule.

Taxation

For the calculation of income taxes, it has been assumed that a government economic stimulus program mining tax incentive would be approved for the duration of the LOM, which results in an income tax rate of 15.25%. An average

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rate of 9.25% was assumed for operating and capital costs subject to Brazilian federal value-added-taxes and 12% was assumed for items subject to state value-added taxes.

Cash Flow Analysis

The financial model was established on a 100% equity basis, which does not include debt financing and loan interest charges. Considering the Project on a stand-alone basis, the undiscounted after-tax cash flow totals $436.0 million over the LOM. The after-tax NPV at a 5% discount rate is $305.1 million, with an IRR of 57.6%.

Santa Luz Cash Flow Summary Results

	Unit	LOM Total
Total Ore Mined	kt	22,747
Total Waste Mined	kt	106,519
Total Material Moved	kt	129,266
Strip Ratio	w:o	4.7
Au Grade	g/t	1.39
Contained Gold	oz	1,014,263
Stockpiled Ore Processed	kt	2,191
Au Grade	g/t	0.86
Contained Gold	oz	60,654
Total Ore Processed	kt	24,938
Processed Au Grade	g/t	1.34
Contained Gold	oz	1,074,917
Recovery	%	84
Recovered Gold	oz	902,549
Mine Life	year	9.5
Initial Capital	$M	103.1
Sustaining Capital (excluding capitalized stripping)	$M	21.0
Average Annual Production (LOM)	oz	95,000
Average Annual Production (2022–2026)	oz	110,500
Average Annual Production (2022–2029)	oz	104,500
Average Annual EBITDA (LOM)	$M	68.7
Average Annual EBITDA (2022–2024)	$M	84.6
Average Annual Net Cash Flow (LOM, after tax)	$M	56.9
Net Cumulative Cash Flow (LOM, after tax)	$M	436.0
NPV 5% (after tax)	$M	305.1
IRR (after tax)%		57.6
Payback Period	year	1.6
Cash Costs (LOM, including royalties)	$/oz	776
AISC[1]	$/oz	877

Note:

1.	AISC includes mine cash costs per oz sold, royalties, sustaining capital costs, and operational waste stripping costs.

Other Relevant Data and Information

SLR updated a PEA-level study of the potential to exploit the Mineral Resources below the C1 open pit using underground mining methods. The C1 Underground resources are a proximal down-dip extension of the Mineral Resource exploited by the C1 open pit.

The C1 Underground Mineral Resources in the PEA are summarized in the following table.

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Santa Luz C1 Underground Mineral Resource – June 30, 2020

Category	Tonnes (‘000s)	Grade (g/t Au)	Contained Gold (oz)
Measured	121	1.94	7,561
Indicated	5,913	2.55	484,066
Measured & Indicated	6,034	2.53	491,627
Inferred	6,560	2.19	461,367
Note:
1.	CIM Definition Standards (2014) were followed for Mineral Resources.
2.	Underground Mineral Resources are reported at a cut-off grade of 1.5 g/t Au.
3.	Bulk density of 2.70 t/m3 used.
4.	No minimum thickness was used in the resource estimation.
5.	Mineral Resources are estimated using a gold price of $1,500/oz.
6.	Totals may not add due to rounding.

Host rocks to the underground resource include carbonaceous metasedimentary rocks, dioritic and dacitic intrusive rocks, and metavolcanic rocks. Most of the underground resource is classified as carbonaceous breccia. The mineralization style is quartz-carbonate-sulphide veins and breccia fillings hosted in a major, district-scale shear zone, typical of orogenic gold deposits.

The shear zone is north to northeast trending and dips at 30° to 40° to the west. The shear zone and mineralization range in thickness from several metres to over twenty metres.

The C1 Underground Mineral Resources considered in this study exist in four separate mining zones (A, B, C, and F). The largest is the B-Zone.

Primary and secondary long hole stoping using paste backfill is considered the most practical and economic method for extracting the C1 Underground Mineral Resources.

The design anticipates a nominal 2,500 tpd underground long hole mining operation using cemented paste backfill to allow for maximum extraction of the deposit. Over the potential 9.5-year LOM, a total of 7.1 Mt of mill feed would be extracted at a grade of 2.65 g/t Au.

The preliminary development access and mining method design for the C1 Underground is based on current practices at Equinox Gold’s Fazenda Brasileiro mining operation located 115 km by road southeast of Santa Luz. SLR has utilized the same development heading profiles, stope drilling, blasting patterns and mobile equipment fleet for the C1 Underground as are currently in use at the Fazenda Brasileiro mine. Unit productivities (except for development) and unit costs for all component development and stoping activities (except for backfilling) proposed for the C1 Underground are based on the actual Fazenda Brasileiro mine 2016 and 2017 results.

C1 Underground Summary LOM Schedule

Description	Yr. -2	Yr. -1	Yr. 1	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6	Yr. 7	Yr. 8	Yr. 9	Yr. 10
Surface Infrastructure Construction
Backfill Plant Construction
Backfill Distribution System
Main Decline Development
Intake Ventilation Raise
Main Exhaust Ventilation Raise
B-Zone Mining
F-Zone Mining
A-Zone Mining
C-Zone Mining

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The mill feed from the C1 Underground would be blended with open pit ore in the proposed 7,400 tpd process plant and no modifications to the process plant are included in this analysis. Over the expected 9.5-year LOM, the C1 Underground is forecast to contribute a total production of 511,000 oz Au.

A large proportion of the tailings generated from the processing of C1 Underground mill feed will be returned underground as paste backfill for the mined-out stopes. Paste fill production is estimated at 5.1 Mt. The remaining tailings (2.0 Mt) will be placed in the existing TSF.

The estimated pre-production capital cost for the C1 Underground is $74.1 million and the total project capital is $98.3 million, including sustaining and closure capital. The estimated operating cost is $50.28/t. The key project parameters, based on a foreign exchange rate of R$5.00:US$1.00, are shown in the following table.

C1 Underground PEA – Key Project Metrics

Description	Unit	Value
Tonnes Mined and Processed	Mt	7.132
Mine Life (including production ramp-up)	years	9.5
Mill Throughput (full production)	tpd	2,500
Mill Throughput (annual)	Mtpa	0.75
Average Grade Gold	g/t	2.65
Gold Price	$/oz	1,500
Average Operating Cost	$/t	50.28
Pre-production Capital Cost	$ M	74.1
Sustaining Capital Cost	$ M	23.2
Closure Allowance	$ M	1.0
Undiscounted Pre-Tax Cash Flow	$ M	278
Pre-tax NPV@5%	$ M	189
After-Tax NPV@5%	$ M	178
After-Tax IRR	%	39

Mineral Reserves have not yet been estimated for the C1 Underground Project; however, the PEA results indicate that it has the potential to improve the overall cash flow profile of the Santa Luz Project. The economic analysis of the C1 Underground is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Mineral Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. Additional drilling and technical studies will be required to convert the C1 Underground Mineral Resources to Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.

Exploration, Development and Production

Equinox Gold is currently refurbishing existing infrastructure, retrofitting the plant, installing additional grinding power and increasing the storage capacities of the existing tailings and water storage facilities at Santa Luz. Open-pit stripping is expected to begin in February 2021. Modifications and upgrades to the processing plant and tailings and water storage facilities are expected to be finished by the end of 2021, with first gold pour targeted for Q1 2022.

Annual Information Form

DIRECTORS AND EXECUTIVE OFFICERS

The names, positions or offices held with the Company, municipality of residence, and principal occupation within the past five years of the directors and executive officers of the Company as at the date of this AIF are set out below.

Name and Location of Residence	Position with Equinox Gold	Principal Occupation During the Past Five Years

Ross Beaty Vancouver, British Columbia, Canada	Director and Chairman, since Dec 2017	Chair of Pan American Silver Corporation and Business Executive[1].

Maryse Bélanger Vancouver, British Columbia, Canada	Director, since Jun 2020	CEO and a director of Bullfrog Gold Corp. Formerly the President, Chief Operating Officer and director of Atlantic Gold from Jul 2016 to Jul 2019.

Lenard Boggio North Vancouver, British Columbia, Canada	Director, since Dec 2017 Lead Director, since Oct 2019	Corporate Director.

Timothy Breen New York, New York, USA	Director, since Aug 2019	Executive Director at Mubadala’s Direct Investments Platform (formerly Mubadala’s Technology, Manufacturing and Mining Platform).

Gordon Campbell, Ottawa, Ontario, Canada	Director, since Mar 2020	Corporate Director. Formerly the Canadian High Commissioner to the United Kingdom from 2011 to 2016.

General Wesley K. Clark, Little Rock, Arkansas, USA	Director, since Mar 2020	Chairman and CEO of Wesley K. Clark Associates LLC (Strategic consulting firm).

Dr. Sally Eyre Vancouver, British Columbia, Canada	Director, since Oct 2020	Corporate Director.

Marshall Koval Kirkland, Washington, USA	Director, since Dec 2017	CEO and President of Lumina Gold Corp. and CEO of Luminex Resources Corp. Formerly the CEO, Chair and President of Anfield from Apr 2009 to Dec 2017.

Christian Milau Vancouver, British Columbia, Canada	Chief Executive Officer, since Aug 2016 Director, since May 15, 2020 (former director from Aug 2016 to Mar 10, 2020)	CEO of Equinox Gold. Formerly the CEO of True Gold from Apr 2015 until Apr 2016 when it was acquired by Endeavour Mining.

Gregory Smith North Vancouver, British Columbia, Canada	President, since Mar 2017	President of Equinox Gold. Formerly the CEO of JDL Gold from Oct 2016 to Mar 2017. Chief Executive Officer of Anthem United from Apr 2014 until Apr 2016.

Annual Information Form

Name and Location of Residence	Position with Equinox Gold	Principal Occupation During the Past Five Years

Peter Hardie Vancouver, British Columbia, Canada	Chief Financial Officer, since Aug 2016	CFO of Equinox Gold. Formerly the CFO of True Gold from Nov 2015 until Apr 2016 when it was acquired by Endeavour Mining. VP Finance and CFO of Nevsun Resources Ltd. from Aug 2008 to Oct 2015.

Doug Reddy Burnaby, British Columbia, Canada	Chief Operating Officer, since Sep 2020

COO of Equinox Gold. Formerly the EVP Technical Services of Equinox Gold from Mar to Sep 2020, Senior VP Technical Services of Leagold from Sep 2016 to Mar 2020, and EVP Business Development of Endeavour Mining from Aug 2006 to Feb 2016.

Susan Toews North Vancouver, British Columbia, Canada	General Counsel, since Apr 2018; Corporate Secretary, since Nov 2018	General Counsel and Corporate Secretary of Equinox Gold. Formerly a consultant providing legal services from Jul 2013 to Apr 2018.

Scott Heffernan West Vancouver, British Columbia, Canada	EVP Exploration, since Aug 2016	EVP Exploration of Equinox Gold. Formerly the VP Exploration of True Gold from May 2012 until Apr 2016 when it was acquired by Endeavour Mining.

Cornelius Lourens Vancouver, British Columbia, Canada	SVP Technical Services, since Jan 2021

SVP Technical Services of Equinox since Jan 2021. Formerly SVP Operations, Brazil from Jul 2018 to Jan 2021. Former metallurgical consultant for Leagold Mining from Dec 2017 to Jun 2018 and General Manager for Endeavour Mining at Agbaou gold mine in Ivory Coast, and Houndé gold mine in Burkina Faso prior to this.

Sebastian D’Amici Vancouver, British Columbia, Canada	SVP Finance, since Aug 2016	SVP Finance of Equinox Gold. Formerly the VP Finance of True Gold from May 2012 until Apr 2016 when it was acquired by Endeavour Mining.

Rhylin Bailie Burnaby, British Columbia, Canada	VP Investor Relations, since Oct 2016	VP Investor Relations of Equinox Gold. Formerly VP Investor Relations for J Proust & Associates from Jul 2011 to Oct 2016.

Notes:

1.	Pan American Silver Corporation has announced Mr. Beaty’s intention to resign from its board following the company’s annual meeting in May 2021.

The directors of Equinox Gold are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are elected or appointed. As of the date of this AIF, seven of the Board’s nine directors are independent. Independence is in part a legal and regulatory construct. It is formally assessed annually and considered continually throughout the year to ensure the directors can act objectively and in an unfettered manner, independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the Company’s best interests. Timothy Breen is “not independent” because he is the Board appointee of Mubadala, an insider of Equinox Gold. Christian Milau is “not independent” because he is the CEO of Equinox Gold.

Annual Information Form

The Board has established three committees: the Audit Committee, the Compensation, Nomination & Governance Committee and the Environment, Social & Governance Committee. A copy of the Audit Committee Charter, which prescribes the duties and obligations of the Audit Committee, is annexed as Appendix “A” to this AIF. The composition of the Company’s committees as at the date of this AIF is set out in the following table.

Board Committee	Committee Members	Status
Audit Committee	Lenard Boggio (Chair)	Independent
	Gordon Campbell	Independent
	Wesley Clark	Independent
Compensation, Nomination and Governance Committee	Dr. Sally Eyre (Chair)	Independent
	Maryse Bélanger	Independent
	Gordon Campbell	Independent
Environment, Social and Governance Committee	Maryse Bélanger (Chair)	Independent
	Wesley Clark	Independent
	Marshall Koval	Independent
	Timothy Breen	Non-Independent

As at March 23, 2021, the directors and executive officers of Equinox Gold named above as a group exercised control or direction or beneficially owned, directly or indirectly, 20,176,505 Common Shares, equivalent to approximately 8.31% of the issued and outstanding Common Shares.

Except as noted below, none of Equinox Gold’s directors or executive officers, or a shareholder holding a sufficient number of securities of Equinox Gold to materially affect the control of the Company:

(a)	is, as at the date of the AIF, or has been, within 10 years before the date of the AIF, a director, CEO or CFO of any company (including the Company) that:

(i)

was subject to, while the director or executive officer was acting in the capacity as director, CEO or CFO of such company, of a cease trade, similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an Order); or

(ii)

was subject to an Order that was issued after the director or executive officer ceased to be a director, CEO or CFO but which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this AIF, or has been within 10 years before the date of the AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer of the shareholder; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

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(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to make an investment decision.

Mr. Boggio was a director of Great Western Minerals Group Ltd. (GWMG) from January 2013 until his resignation together with all the then current directors in July 2015. On April 30, 2015 GWMG announced that a support agreement was entered into with the holders of a majority of GWMG’s secured convertible bonds and GWMG was granted protection from its creditors under the Companies Creditors Arrangements Act upon receiving an initial order from the Court. On May 11, 2015, an order was issued by the Financial and Consumers Affairs Authority of the Province of Saskatchewan that all trading in the securities of GWMG be ceased due to its failure to file financial statements for the year ended December 31, 2014. In December 2015, GWMG entered bankruptcy proceedings.

General Clark (i) is a director of Rentech Inc., which on December 19, 2017 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware; and (ii) ceased to be a director of Rodman & Renshaw LLC less than one year before its filing, along with its parent, Direct Markets Holdings Corp., and certain affiliates thereof, for Chapter 7 bankruptcy under applicable US bankruptcy laws in January 2013.

Ms. Belanger was a director of Mirabela Nickel Limited (MBN) on September 24, 2015 when the board of directors of MBN elected to place the company into voluntary administration under the relevant provisions of the Australian Corporations Act 2001.

Annual Information Form

AUDIT COMMITTEE

Equinox Gold’s Audit Committee must be comprised of a minimum of three directors of the Company, as determined by the Board, and each member of the Audit Committee must be free from any relationship that, in the opinion of the Board, would interfere with the exercise of their independent judgment as a member of the Audit Committee.

All members of the Audit Committee must be “financially literate”. The definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements. Mr. Boggio has the requisite professional experience in accounting to meet the criteria of an “audit committee financial expert” under the Sarbanes-Oxley Act of 2002 and is the designated financial expert of Equinox Gold.

The members of the Audit Committee must be appointed by the Board at its first meeting following the annual meeting of shareholders. Unless a Chair of the Audit Committee is appointed by the Board, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

The members of Equinox Gold’s Audit Committee are Lenard Boggio (Chair), Gordon Campbell and Wesley Clark. The following table sets out the names of the members of the Audit Committee and whether they are “independent” and “financially literate”, as defined in National Instrument 52-110 – Audit Committees.

Name of Member	Independent	Financially Literate
Lenard Boggio	Independent	Financially literate
Gordon Campbell	Independent	Financially literate
Wesley Clark	Independent	Financially literate

Relevant Education and Experience of Audit Committee Members

The following summarizes the education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and any education or experience that would provide the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

Lenard Boggio – Mr. Boggio is a former partner of PricewaterhouseCoopers LLP, where he was the leader of the mining industry practice in British Columbia. Mr. Boggio has significant expertise in financial reporting, auditing matters and transaction sin the mineral resource and energy sectors, including exploration, development and production stage operations in the Americas, Africa, Europe and Asia. Mr. Boggio previously served as an independent director of several resource companies and currently serves as a director of Pure Gold Mining, SRHI and Titan Mining, and the provincially owned BC Hydro and Power Authority. Mr. Boggio has a Bachelor of Arts

Annual Information Form

Degree and an Honors Bachelor of Commerce Degree from the University of Windsor. He is past president and has been a member of the Institute of Chartered Accountants of BC (CPA BC) since 1985 and was conferred with a Fellow’s designation in 2007 for distinguished service to the profession and community and in 2018 he was given a Lifetime Achievement Award by CPA BC for his outstanding lifetime of service to the profession and community. He is a past Chair of the Canadian Institute of Chartered Accountants and is a member of the Canadian Institute of Corporate Directors (ICD.D).

Gordon Campbell – Mr. Campbell is a former Canadian diplomat and politician. From 2011 to 2016, he was the Canadian High Commissioner to the United Kingdom. He was the 34th Premier of British Columbia from 2001 to 2011 and was the leader of the Official Opposition in British Columbia from 1994 to 2001. From 1986 to 1993, he was Mayor of Vancouver, British Columbia. For his work, he received the Order of British Columbia in 2011. Prior to serving in politics, Gordon Campbell was a real estate developer and CUSO teacher in Nigeria. Mr. Campbell has a Master of Business Administration from Simon Fraser University.

Wesley Clark – General Clark is a retired 4-star U.S. Army General. General Clark spent 34 years in the U.S. Army, during which time he rose to the rank of general and served as NATO’s Supreme Allied Commander, Europe. In 1975, General Clark was appointed a White House Fellow in the Office of Management and Budget. General Clark was a director of strategic planning and analysis for the Joint Chiefs of Staff from 1994 to 1996 and a member of the National Security Council. For his service, he received many awards including the Presidential Medal of Freedom, Silver Star, and Purple Heart. Since retiring from the military, General Clark was an honorary special advisor to Victor Ponta, the Romanian prime minister, regarding economic and security matters from 2012 to 2015. He also served as co-chairman of Growth Energy and a director of BNK Petroleum. General Clark graduated as valedictorian from West Point and was a Rhodes Scholar. He holds a master’s degree in Philosophy, Politics, and Economics from Magdalen College at the University of Oxford and a Master of Military Art and Science from the US Army Command and General Staff College. Currently, General Clark heads a strategic advisory and consulting firm.

External Auditor Service Fees (By Category)

The fees billed by the Company’s auditor, KPMG LLP, in each of the last two fiscal years are as follows:

	2020[1]	2019[1]
Audit Fees
Services provided by the independent auditor for the audit of the financial statements and, in 2020, internal controls over financial reporting excluding the Leagold acquisition components.	$1,192,587	$561,253
Audit Related Services
Audit related services billed in 2020 related to the Leagold Transaction management information circular and due diligence related to mergers and acquisitions.	$139,754	Nil
Tax Compliance Fees
Tax compliance fees billed in 2020 and 2019 for the preparation and review of tax returns, claims for refund and tax payment-planning services.	$207,293	$400,064
Tax Fees
Tax fees billed in 2020 were for tax advisory services primarily related to the Leagold acquisition and general Canadian and US tax advisory matters. Tax fees billed in 2019 include fees for tax advisory services related to the sale of Koricancha, financing matters, the Mesquite Acquisition, the Leagold Transaction, the spin out of Solaris, and general Canadian and US tax advisory matters.	$142,336	$280,070
Total	$1,681,970	$1,241,387

Notes:

1.	Fees are disclosed on an “as billed” basis. The fees were converted from Canadian dollars into US dollars at the average exchange rate for

Annual Information Form

2020 of C$1 = US$0.7463 (US$1=C$1.34) and for 2019 of C$1 = US$0.7537 (US$1=C$1.33).

Audit Committee Pre-approval Policies

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Section 29 of the Audit Committee Charter attached as Schedule “A”.

Conflicts of Interest

Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors to be in a position of conflict. In particular, Timothy Breen is an employee of Mubadala which is a lender to and has a material relationship with Equinox Gold and may have conflicting interests. See Interest of Management and Others in Material Transactions for further information. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and Equinox Gold shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

Annual Information Form

RISKS RELATED TO THE BUSINESS

Equinox Gold’s business is subject to significant risks. Any of these risks could have an adverse effect on Equinox Gold, its business, results of operations, financial position and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to Equinox Gold. These risks are in addition to those discussed in technical reports and other documents filed by Equinox Gold from time to time on SEDAR and on EDGAR. In addition, other risks and uncertainties not presently known by management of Equinox Gold or that management currently believes are immaterial, could affect Equinox Gold, its business and prospects.

Gold Price Risk

The profitability of the Company is directly related to the market price of gold. A decline in the market prices for gold could negatively impact the Company’s future operations. Gold prices are affected by various forces beyond Equinox Gold’s control, including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The price of gold has fluctuated widely in recent years, and future price declines could cause continuous development of and commercial production from Equinox Gold’s properties to be uneconomic. Future production from Equinox Gold’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.

As a result of the Leagold Transaction, the Company assumed certain gold collar and forward swap contracts. The gold collars have put and call strike prices of $1,325 and $1,430 per ounce, respectively, for 3,750 ounces per month from acquisition to September 2022 for a total of 116,250 ounces. The forward swap contracts cover 4,583 ounces per month from acquisition to September 2022 for a total of 142,083 ounces, at an average fixed gold price of $1,350 per ounce. As of December 31, 2020, the Company had 78,764 ounces and 96,234 ounces remaining to be delivered under its gold collars and forward swap contracts, respectively.

Foreign Currency Risk

The Company’s functional currency is the US dollar. The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency, primarily the Brazilian real (Real), Mexican peso (Peso) and Canadian dollar.

	December 31, 2020		December 31, 2019
$’s in millions	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Brazilian reals (BRL)	$73.2	$61.9	$28.7	$29.0
Mexican pesos (MXP)	$9.9	6.0	-	-
Canadian dollars	$13.3	7.7	$18.7	$7.0
Total	$96.4	$75.5	$47.4	$36.0

Of the financial assets listed above, $58.4 million (December 31, 2019 – $12.9 million) represent cash and cash equivalents held in Brazilian reals, $0.9 million (December 31, 2019 – nil) represent cash and cash equivalents held in Mexican peso and $2.4 million (December 31, 2019 – $7.8 million) represent cash and cash equivalents held in Canadian dollars. Minimal cash is held in other currencies.

At December 31, 2020, with other variables unchanged, a 10% strengthening of the US dollar against the above currencies would have decreased net income by approximately $1.9 million (December 31, 2019 – $1.0 million decrease to net loss). A 10% weakening of the US dollar would have the opposite effect on net loss.

Annual Information Form

The Real and Peso have experienced frequent and substantial variations in relation to the US dollar and other foreign currencies during the last decades. Depreciation of the Real and Peso against the US dollar could create inflationary pressures in Brazil and Mexico and cause increases in interest rates, which could negatively affect the growth of the Brazilian and Mexican economy as a whole and harm the Company’s financial condition and results of operations. On the other hand, appreciation of the Real and Peso relative to the US dollar and other foreign currencies could lead to a deterioration of the Brazilian and Mexican foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the Brazilian Real could have an adverse effect on the Brazilian economy.

The Company has a foreign currency exchange risk management program in order to manage foreign currency risk on its Real and Peso expenditures.

As at December 31, 2020, the Company had in place USD:BRL and USD:MXP put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$164.8	$14.5	4.51	5.17
MXP	$24.0	$2.0	21.75	25.99

Community Action

Communities and non-governmental organizations (NGOs) are increasingly vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken actions that could have an adverse effect on the Company’s operations and reputation, such as establishing blockades that prevent access to the Company’s operations or restrict the delivery of supplies and personnel, and commencing lawsuits. In certain circumstances, such actions could ultimately result in the cessation of mining activities and the revocation of permits and licenses.

Equinox Gold has initiated various programs to enhance its community engagement processes, achieve industry standard environmental practices and reinforce the Company’s commitment to the safety and health of its workforce and surrounding communities. There is no assurance, however, that our efforts will be successful at mitigating all impacts of community actions to the Company’s operations, and the Company may suffer material negative consequences to its business.

COVID-19

COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. Since then, COVID-19 has had, and will continue to have, a negative impact on global financial conditions. Almost all countries globally are experiencing restrictions and negative impacts as the result of COVID-19, including Canada, the USA, Mexico, and Brazil where the Company operates and has offices. A sustained slowdown in economic growth could have an adverse effect on the price and/or demand for gold. Further, as the prevalence of COVID-19 continues, governments may continue to implement regulations and restrictions regarding the flow of labour, services and products. Consequently, the Company’s operations could be impacted, including through limited availability of labour, suppliers, customers and distribution channels.

Some of the Company’s operations had some or all of site activities temporarily suspended during 2020 as a result of COVID-19 government-mandated restrictions and labour constraints. It remains possible that further suspensions could be applied during 2021 and the Company’s production and planned projects delayed as a result.

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The Company is actively monitoring the evolution of the COVID-19 pandemic. Each of the Company’s operations implemented early preventive measures in collaboration with the Company’s employees, contractors and host communities to limit COVID-19 exposure and transmission. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the United States and Canada Centres for Disease Control and the local, state and federal governments at each of its sites.

The Company engages regularly with community leaders to discuss preventive measures at site and address any concerns, and to share and develop strategies to manage COVID-19 challenges.

Production and Cost Estimates

Equinox Gold prepares estimates of operating costs and/or capital costs for each operation and project. Equinox Gold’s actual costs may vary from estimates. Equinox Gold’s actual costs are dependent on several factors, including, but not limited to:

●	the exchange rate between the United States dollar, Pesos, Real and Canadian dollar;

●	the price of gold and by-product metals;

●	smelting and refining charges;

●	royalties;

●	the timing and cost of construction and maintenance activities at the processing facilities;

●	the availability and costs of skilled labour and specialized equipment;

●	the availability and cost of appropriate processing and refining arrangements;

●	potential increases in operating costs due to changes in the cost of fuel, power, materials and other inputs used in mining operations; and

●	production levels.

Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, Equinox Gold’s production forecasts are based on full production being achieved. Equinox Gold’s ability to achieve and maintain full production rates is subject to a number of risks and uncertainties, including the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits.

Operational Risks

Equinox Gold’s principal business is the mining, processing of, and exploration for precious metals. Equinox Gold’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Although adequate precautions to minimize risk will be taken, operations are subject to hazards that could have an adverse effect on the business, results of operations and financial position of Equinox Gold.

Such risks include, without limitation, environmental hazards, tailings risks, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, climate change related events such as flooding and droughts, actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, interruptions in or shortages of electrical power or water, periodic or extended interruptions due to the unavailability of materials and force majeure events.

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Additionally, Equinox Gold’s operations are subject to seasonal conditions. As a result of potentially heavy rainfall, pit access and the ability to mine ore may be lower in the first half of the year and the cost of mining may also be higher. In addition, a prolonged dry season may result in drought conditions, which may also impact production due to a lack of water that is necessary for processing.

Such risks could result in reduced production, damage to, or destruction of, mineral properties or producing facilities, damage to or loss of life or property, environmental damage, delays in mining or processing, losses and possible legal liability.

Climate change may exacerbate such risks in the future. Work is ongoing to understand these risks so that mitigations can be adopted.

It is common in new processing operations to experience unexpected problems and delays during development and start-up. In addition, delays in the commencement of sustainable and profitable production can occur.

Construction Risks

Equinox Gold commenced construction of Santa Luz in 2020 and intends to continue with the expansion projects at Los Filos during 2021. Construction of a project requires substantial expenditures and could have material cost overruns versus budget. The capital expenditures and time required to expand Los Filos, re-construct Santa Luz or develop any new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to expand or build the mentioned projects.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of Equinox Gold. These include, but are not limited to, COVID-19, weather conditions, ground conditions, availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce. Project development schedules are also dependent on obtaining and maintaining governmental approvals and the timeline to obtain such approvals is often beyond the control of Equinox Gold. A delay in start-up of commercial production would increase capital costs and delay generating revenues. Given the inherent risks and uncertainties associated with construction, there can be no assurance that the construction will continue in accordance with current expectations or at all, that construction costs will be consistent with the budget, that production will be achieved on schedule, or that the mine will operate as planned.

Foreign Operations

Equinox Gold conducts mining, development, exploration and other activities through subsidiaries in foreign countries, including the United States, Mexico and Brazil. Mining activities are subject to the risks normally associated with any conduct of business in foreign countries including:

●

expropriation, nationalization, and the cancellation, revocation, renegotiation, or forced modification of existing contracts, permits, licenses, approvals, or title, particularly without adequate compensation;

●	changing political and fiscal regimes, and economic and regulatory instability;

●	unanticipated adverse changes to laws and policies, including those relating to mineral title, royalties and taxation;

●	delays or inability to obtain or maintain necessary permits, licenses or approvals;

●	opposition to mine projects, which include the potential for violence, property damage and frivolous or vexatious claims;

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●	restrictions on foreign investment;

●	unreliable or undeveloped infrastructure;

●	labour unrest and scarcity;

●	difficulty obtaining key equipment and components for equipment;

●	regulations and restrictions with respect to imports and exports;

●	high rates of inflation;

●	extreme fluctuations in currency exchange rates and restrictions on foreign exchange, currencies and repatriation;

●	inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power;

●	abuse of power of foreign governments who impose, or threaten to impose, fines, penalties or other similar mechanisms, without regard to the rule of law;

●	difficulties enforcing judgments, particularly judgments obtained in Canada or the United States, with respect to assets located outside of those jurisdictions;

●	difficulty understanding and complying with the regulatory and legal framework with respect to mineral properties, mines and mining operations, and permitting;

●	violence and the prevalence of criminal activity, including organized crime, theft and illegal mining;

●	civil unrest, terrorism and hostage taking;

●	military repression and increased likelihood of international conflicts or aggression;

●	restriction on the movements of personnel and supplies as the result of COVID-19; and

●	increased public health concerns.

Mexico has experienced increasing criminal activity over the years which resulted in violence between the drug cartels and authorities and incidents of violent crime, theft, kidnapping for ransom and extortion by organized crime have increased. Equinox Gold is taking a variety of measures to protect its workforce, property and production facilities from these security risks with respect to Los Filos. Although Equinox Gold has implemented measures to protect its employees, contractors, property and production facilities from these security risks, there can be no assurance that security incidents will not have an adverse effect on the Company’s operations.

The Company’s mining and development properties in Brazil expose the Company to various socioeconomic conditions as well as to the laws governing the mining industry. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Brazil or any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation may contribute to economic uncertainty in Brazil. Historically, Brazilian politics have affected the performance of the Brazilian economy. Past political crises have affected the confidence of investors and the public, generally resulting in an economic slowdown. In the past, high levels of inflation have adversely affected the economies and financial markets of Brazil, and the ability of its government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation in Brazil and have created general economic

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uncertainty. As part of these measures, the Brazilian government has at times maintained a restrictive monetary policy and high interest rates that have limited the availability of credit and economic growth.

Environmental Risks, Regulations and Hazards

All phases of Equinox Gold’s mining operations are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mining operations. Environmental hazards may exist on the properties which are unknown at present which have been caused by previous or existing owners or operators of the properties. Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including fines and orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Previous mining by artisanal miners (Garimpeiros) has occurred and continues today at certain of Equinox Gold’s Brazilian properties. Garimpeiros are known to use motor oils, other substances and greases in their mining processes, which can result in environmental damage. While Equinox Gold has taken steps to address the activities of the Garimpeiros and the related environmental impacts, there is no certainty that such activities will be discontinued and Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.

The extraction process for gold and metals can produce tailings, which are the slurry and sand-like materials which remain from the extraction process. Tailings are stored in engineered facilities that are designed, constructed, operated and closed in conformance with federal and state requirements and standard industry practices. Hazards such as uncontrolled seepage or geotechnical failure of retaining dams around tailings disposal areas, however, may result in environmental pollution and consequent liability.

Equinox Gold’s historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with Equinox Gold’s activities or of other mining companies that affect the environment, human health and safety.

The water collection, treatment and disposal operations at Equinox Gold’s mines are subject to strict regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could discharge into nearby properties or into nearby streams and rivers, causing damage to persons or property, or to aquatic life and economic damages. Liabilities resulting from damage, regulatory orders or demands, revoking of licenses or permits, or similar, could adversely affect Equinox Gold’s business, results of operations and financial condition due to partial or complete shutdown of operations. Moreover, in the event that Equinox Gold is deemed liable for any damage caused by overflow, Equinox Gold’s losses or consequences of regulatory action might not be covered by insurance policies.

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Government Regulation

The operating, development and exploration activities of Equinox Gold are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. Externally driven regulation changes in the countries in which we operate adds uncertainties that cannot be accurately predicted. Any future adverse changes in government policies or legislation in the jurisdictions in which the Company operates, including with respect to COVID-19, are outside the Company’s control.

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, exchange rates, environmental regulations, labour relations and return of capital. This may affect both Equinox Gold’s ability to undertake operating, development and exploration activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be interpreted in a manner which could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Amendments to current laws, regulations and permits governing operating, development and exploration activities, or more stringent or different implementation, could have an adverse impact on Equinox Gold, or could require abandonment or delays in the development of new mining properties. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against Equinox Gold, including significant fines or orders issued by regulatory or judicial authorities causing process, development or exploration activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Taxation Risk

Equinox Gold is subject to taxes, duties, levies, government royalties and other government-imposed compliance costs in several jurisdictions. New taxes or increases to the rates of taxation could have an adverse impact on the results of operations or the Company’s finances.

The Company has organized its operations in part based on its understanding and assumptions in relation to various tax laws (including but not limited to capital gains, withholding tax, transfer pricing) within the jurisdictions in which the Company operates. The Company believes that its understanding and assumptions are reasonable. However, the Company cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. The results of audit of prior tax filings may have a material impact on Equinox Gold.

Equinox Gold is currently appealing federal and municipal value-added tax assessments in Brazil. While Equinox Gold is confident that long-term regular recovery of value added taxes or other amounts receivable from various governmental and nongovernmental counter parties will be established, Equinox Gold cannot guarantee that such taxes will be recovered or that its activities will result in profitable processing operations.

Uncertainty of Mineral Reserve and Mineral Resource Estimates

The Mineral Reserves and Mineral Resources published by Equinox Gold are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized

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or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Equinox Gold’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodities prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Equinox Gold’s ability to extract these Mineral Reserves, could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration work must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category.

Permitting

Equinox Gold’s operating, development and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, permits) from appropriate governmental authorities. Before commencing any operations, development or exploration on any of its properties, Equinox Gold must receive numerous permits. As the timing of receiving permits can vary and is largely out of the Company’s control, Equinox Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for Equinox Gold’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through change in government regulation or court action. Equinox Gold can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations. Operation, development and exploration of Equinox Gold’s properties require permits from various governmental authorities in the USA, Mexico and Brazil, respectively. There can be no assurance that all future permits that Equinox Gold requires will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that Equinox Gold has already obtained, would adversely affect its business.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that it has sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents.

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In March 2020, the Company drew $180 million under its revolving credit facility as a cautionary measure given the uncertainty regarding the impact of the COVID-19 pandemic. The Company had no immediate need for the funds and in August 2020, repaid $200 million in principal on its revolving credit facility. However, management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company’s assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable, marketable securities, reclamation deposits, accounts payable and accrued liabilities, debt and derivatives.

Debt and Liquidity Risk

Equinox Gold must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Equinox Gold does not realize satisfactory prices for the gold from its gold mining operations, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could result in dilution to existing Equinox Gold shareholders and could adversely affect the Company’s ability to access the capital markets in the future to meet any external financing requirements Equinox Gold might have. If there are significant delays in when the Company’s growth projects are completed and/or their capital costs were to be significantly higher than estimated, these events could have an adverse effect on Equinox Gold’s business, results of operations and financial position.

Although Equinox Gold secured the Combination Financing, there is no guarantee that additional funding will be available for further development of its projects. Further activities may depend on Equinox Gold’s ability to obtain financing through equity or debt financing and failure to obtain this financing may result in delay or indefinite postponement of its activities.

As of the date of this AIF, Equinox Gold had aggregate consolidated principal indebtedness in the amount of $581 million (2019: $284 million). Equinox Gold’s ability to make scheduled payments on the revolving credit facility and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. There is no guarantee that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals.

Equinox Gold is exposed to interest rate risk on variable rate debt. Liquidity risk is the risk that Equinox Gold will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, Equinox Gold could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance Equinox Gold’s indebtedness, including indebtedness under its revolving credit facility. Equinox Gold may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.

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In addition, a breach of debt covenants to third parties, including the financial covenants under the revolving credit facility or Equinox Gold’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the lenders to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of Equinox Gold’s borrowings, Equinox Gold may not have sufficient assets to repay its indebtedness.

The revolving credit facility and other debt instruments contain several covenants that impose significant operating and financial restrictions on Equinox Gold and may limit Equinox Gold’s ability to engage in acts that may be in its long-term best interest. In particular, the revolving credit facility restricts Equinox Gold’s ability to dispose of assets to make dividends or distributions and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, Equinox Gold may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities, each of such restrictions may affect Equinox Gold’s ability to grow in accordance with its strategy.

Further, Equinox Gold’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to Equinox Gold, including:

●

limiting Equinox Gold’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring Equinox Gold to make nonstrategic divestitures;

●

requiring a substantial portion of Equinox Gold’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

●

increasing Equinox Gold’s vulnerability to general adverse economic and industry conditions including the impact of COVID-19, that could affect the Company’s ability to operate its mines effectively, or at all;

●	exposing Equinox Gold to the risk of increased interest rates for any borrowings at variable rates of interest;

●	limiting Equinox Gold’s flexibility in planning for and reacting to changes in the industry in which it competes;

●	placing Equinox Gold at a disadvantage compared to other, less leveraged competitors; and

●	increasing Equinox Gold’s cost of borrowing.

Share Price Fluctuation

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, the Company does not know how severe the impact may be on Equinox Gold’s ability to raise additional funds through equity issues. If Equinox Gold is unable to generate such revenues or obtain such additional financing, any investment in Equinox Gold may be materially diminished in value or lost.

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Water Availability

Water availability is an operational risk for all mine sites. Our sites are situated in a variety of climactic zones, including arid and semi-arid, as well as areas with distinct seasonal wet and dry periods.

Access to Water at Castle Mountain

Equinox Gold maintains water rights including two producing wells at Castle Mountain and mine has sufficient water supply for processing purposes for Phase 1 operations. However, additional sources of ground water are required to expand throughput and gold production as contemplated in Phase 2. The Company is working to locate and permit additional water supplies. If Equinox Gold is unable to source additional water supplies, it could prevent or limit the Company’s ability to conduct exploration and development activities and ultimately expand production at Castle Mountain.

Availability of Sufficient Water to Support Mining Operations at RDM

RDM is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water. Prolonged drought conditions in the region can contribute to lower-than-expected water recharge in wells as well as lower-than-expected water accumulation in the water storage facilities. The Company’s ability to obtain and secure alternate supplies of water at a reasonable cost depends on many factors, including: regional supply and demand; political and economic conditions; problems that affect local supplies; delivery and transportation; and relevant regulatory regimes. There is no guarantee that the Company can secure an alternate source of water in the event of a future prolonged drought.

Previous operators temporarily suspended RDM operations on an annual basis since the mine’s inception in 2014 due to continued regional drought conditions. In 2017, a water storage facility was built to allow for the capture and storage of rainwater and surface water runoff in a larger catchment area; however, insufficient water capture was realized, and operations continued to be temporarily suspended in 2018 and 2019. In 2020, there was sufficient water captured to allow RDM to achieve continued operations through the dry season (May to October) for the first time in the mine’s history.

Availability of Sufficient Water to Support Mining Operations at Santa Luz

Santa Luz is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water.

Subsequent to Santa Luz’s shutdown in 2014, the previous operator began to pump water from the nearby Itapicurú River, the main drainage system in the area, and store it within the C1 open pit for future use. The Company is currently converting and expanding an existing TSF into a water storage facility to increase Santa Luz’s water storage capacity. By late 2021, the water in the C1 pit is to be transferred to the new water storage facility and would then be available for use as process water as a mitigation measure should insufficient water be available to pump from the Itapicurú River throughout the operational life of the mine.

Availability of Sufficient Water Storage Capacity to Support Mining Operations at Aurizona

Aurizona is situated in a tropical region of Brazil and receives significant amounts (over 3,000mm on average) of rainfall during the rainy season. Storage of water collected during the rainy season for use for the mineral processing plant throughout the dry season is constrained by the capacity of the existing TSF.

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The deposit of tailings into the TSF, combined with the necessary water storage requirements, has to be carefully managed as the water reservoir level must be reduced prior to the onset of the dry season to allow the tailings beach adjacent to the tailings embankment to become exposed and to sufficiently dry to allow for the next embankment raise to be constructed in a centreline configuration. The subsequent management of the remaining water within the tailings facility becomes critical to ensure there is enough water available for mineral processing needs for the duration of the dry season and prior to the onset of the subsequent rainy season that will recharge the water in the tailings reservoir.

To mitigate for this lack of available storage capacity, a new TSF is planned to receive all future tailings deposition, which will allow the existing tailings facility to be used only for longer term water storage.

Future Acquisitions, Business Arrangements or Transactions

Equinox Gold will continue to seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, Equinox Gold may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Equinox Gold. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There is no guarantee that the sources of financing that have been announced will be successful and that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals. Any issues that Equinox Gold encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.

Possible Failure to Realize Anticipated Benefits of the Premier Transaction

The ability to realize the benefits of the Premier Transaction will depend in part on successfully consolidating functions and integrating operations, procedures, and personnel in a timely and efficient manner, as well as on Equinox Gold’s ability to realize the anticipated growth opportunities and synergies from integrating Premier’s business. This integration will require the dedication of management’s time and resources which could divert focus and resources from other strategic opportunities available to Equinox Gold, and from operational matters. The integration process may result in the loss of key employees or directors and the disruption of ongoing business and employee relationships that may adversely affect the ability of Equinox Gold to achieve the anticipated benefits of the Premier Transaction as well as any anticipated benefits from possible future opportunities.

While Equinox Gold completed an extensive due diligence investigation of Premier and its assets, including reviewing technical, environmental, legal, tax accounting, financial and other matters, certain risks either may not have been uncovered or are unknown at this time. Such risks may have an adverse impact on Equinox Gold and the combined assets of Equinox Gold and Premier following the Premier Transaction and may have an adverse impact on the trading price and market value of Equinox Gold’s shares and other securities.

Possible Failure to Realize Anticipated Benefits of the Hardrock Transaction

The ability to realize the benefits of the Hardrock Transaction will depend in part on the successful completion of the Premier Transaction and well as on Equinox Gold’s ability to work constructively with its project partners and other stakeholders.

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Reclamation Estimates, Costs and Obligations

Equinox Gold’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. While closure costs are estimated using industry standard practices, often using third parties, it is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which Equinox Gold holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, these obligations represent significant future costs for Equinox Gold, and it may be necessary to revise planned expenditures, operating plans and reclamation concepts and plans in order to fund reclamation activities. Such increased costs may have an adverse impact upon the business, results or operations and financial position of Equinox Gold.

There is a potential future liability for cleanup of tailings deposited on the mining license areas by others during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability may be and detailed assessments need to be made to determine future land reclamation costs, if any.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Equinox Gold’s business, results of operations and financial position.

Aurizona is situated in a region where other mining activity is developing. Aurizona has access to existing roads and paved highways as well as local water and power supply; however, the existing road to the village of Aurizona may require relocation in the future to allow access to the western portion of the ore body, which will also require permitting and community support. Generators currently act as back-up for power outages but, despite provision for backup infrastructure, there can be no assurance that challenges or interruptions in infrastructure and resources will not be encountered.

Properties Located in Remote Areas

Certain of Equinox Gold’s properties are located in remote areas, some of which have severe climates, resulting in technical challenges for conducting both geological exploration and mining. Equinox Gold benefits from modern mining transportation skills and technologies for operating in areas with severe climates. Nevertheless, Equinox Gold may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have an adverse effect on Equinox Gold’s business, results of operations and financial position. The remote location of Equinox Gold’s operations may also result in increased costs and transportation difficulties.

Internal Controls Over Financial Reporting

Equinox Gold may fail to maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and Equinox Gold cannot ensure that it will conclude on an ongoing basis that it has effective internal controls over financial reporting. Equinox Gold’s failure to satisfy the requirements of Canadian and United States legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Equinox Gold’s business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to

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implement required new or improved controls, or difficulties encountered in their implementation, could harm Equinox Gold’s operating results or cause it to fail to meet its reporting obligations.

Equinox Gold may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Equinox Gold in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Equinox Gold’s management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Equinox Gold’s financial and disclosure controls will detect or uncover all failures of persons within Equinox Gold to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Equinox Gold’s controls and procedures could also be limited by simple errors or faulty judgements.

As noted in the Company’s annual MD&A for the year ended December 31, 2020, a material weakness in our internal control over financial reporting was determined to exist at December 31, 2020. The Company’s management, including our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to the presence of this material weakness. While new and revised controls are being adopted to remediate this weakness, if these and other controls fail to adequately remediate this material weakness, it could result loss of investor confidence, which could lead to a decline in our stock price. In addition, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the TSX or NYSE American or any other exchange on which our common shares may be listed.

Information Systems

Targeted attacks on Equinox Gold’s systems (or on systems of third parties that Equinox Gold relies on), failure or non-availability of key information technology (IT) systems or a breach of security measures designed to protect Equinox Gold’s IT systems could result in disruptions to Equinox Gold’s operations, extensive personal injury, property damage or financial or reputational risks. Equinox Gold has engaged IT consultants to implement and test system controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever-changing, Equinox Gold must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, adopt tools to provide automate monitoring and alerting and install backup and recovery systems to ensure the Company’s ability to restore systems and return to normal operations. There is no certainty that Equinox Gold’s efforts will adequately protect the Company’s systems and operations.

Counterparty Risk

Counterparty risk is the risk to Equinox Gold that a party to a contract will default on its contractual obligations to Equinox Gold. Equinox Gold is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold Equinox Gold’s cash and short-term investments; (ii) companies that have payables to Equinox Gold; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move Equinox Gold’s material; (iv) Equinox Gold’s insurance providers; and (v) Equinox Gold’s lenders. Although Equinox Gold makes efforts to limit its counterparty risk, Equinox Gold cannot effectively operate its business without relying, to a certain extent, on the performance of third-party service providers.

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Public Perception

Damage to Equinox Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although Equinox Gold places great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to Equinox Gold’s overall ability to advance its projects, thereby having an adverse impact on financial performance, cash flows, growth prospects, and the market value of the Company’s shares and other securities.

Equinox Gold may Become Subject to Additional Legal Proceedings

Equinox Gold is currently subject to litigation and claims in Brazil, Mexico and the USA and may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Equinox Gold cannot reasonably predict the likelihood or outcome of any actions should they arise. If Equinox Gold is unable to resolve any such disputes favorably, it may have an adverse effect on Equinox Gold’s financial performance, cash flows, and results of operations. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. Equinox Gold’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Equinox Gold’s properties, especially where Mineral Reserves have been located, could result in Equinox Gold losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Equinox Gold’s operations due to the high costs of defending against the claim. If Equinox Gold loses a commercially viable property, such a loss could lower its future revenues, or cause Equinox Gold to cease operations if the property represents all or a significant portion of Equinox Gold’s Mineral Reserves.

Equinox Gold could be forced to compensate those suffering loss or damage by reason of its processing, development or exploration activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase Equinox Gold’s operating costs and delay or curtail or otherwise negatively impact Equinox Gold’s activities.

Defects in Land Title

Title insurance is not available for Equinox Gold’s properties, and Equinox Gold’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Equinox Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Equinox Gold can provide no assurances that there are no title defects affecting its properties. Accordingly, its mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, Equinox Gold may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Management

The success of Equinox Gold will be largely dependent on the performance of its Board and its management team. The loss of the services of these persons would have an adverse effect on Equinox Gold’s business, results of operations, financial position and prospects. There is no assurance Equinox Gold can maintain the services of its Board and management or other qualified personnel required to operate its business. Failure to do so could have an adverse effect on Equinox Gold and its business, results of operations, financial position and its growth prospects.

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Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to Equinox Gold’s success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. In particular, there is intense competition for engineers, geologists and persons with mining expertise. As Equinox Gold’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff at its operations. Although Equinox Gold believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success as competition for such persons with these skill sets increases. If Equinox Gold is not successful in attracting and retaining qualified personnel, the efficiency of the Company’s operations could be impaired, which could have an adverse impact on Equinox Gold’s future cash flows, earnings, results of operations, and financial condition.

Property Commitments

The properties held by Equinox Gold may be subject to various land payments, royalties and/or work commitments. Failure by Equinox Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

In Mexico, while mineral rights are administered by the federal government through federally issued mining concessions, surface rights over the land located in the mining concessions may be owned by third parties, including an Ejido (communally held land). The Company has secured the surface rights necessary to operate Los Filos through written agreements with Ejidos, individual members of the Ejidos and private owners. However, these agreements are subject to renegotiation, especially with respect to the payments made by the Company to operate on such lands. Absence of agreement on such payment amount during a renegotiation of such written agreements may have significant impacts on the operation of the Los Filos and could result in delays and higher costs to the Company to conduct its operation.

With respect to Los Filos, various land access agreements have been entered into with the main local communities whose properties include the areas occupying Los Filos mine operations and will be renegotiated in 2025. Pursuant to a social collaboration agreement Equinox Gold provides benefits to local communities like the improvement of communal infrastructure or spending in educational and social support. The Company occasionally receives additional requests and complaints from the local communities relating to such commitments. The Company’s failure to answer adequately to the communities’ additional requests or complaints or failure to renegotiate the terms and conditions of the agreements may result in manifestations such as protests, roadblocks, or other forms of public expression against Equinox Gold’s activities and may have a negative impact on Equinox Gold’s reputation and operations.

Competition

The mining industry is very competitive, particularly with respect to properties that produce, or are capable of producing, gold and other metals. Mines have limited lives and, as a result, Equinox Gold continually seeks to replace and expand Mineral Reserves through exploration and the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where Equinox Gold would consider conducting exploration and/or production activities. As Equinox Gold faces significant and increasing competition from a number of large established companies, some of which have greater financial and technical resources than Equinox Gold, for a limited number of suitable properties and resource acquisition opportunities, Equinox Gold may be unable to acquire such mining properties which it desires on terms it considers acceptable.

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Equinox Gold competes with these other mining companies for the recruitment and retention of qualified directors, professional management, employees and contractors. Competition is also intense for the availability of drill rigs, mining equipment, and production equipment. Competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable gold mines, gold developmental projects, gold producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration programs will yield new Mineral Reserves to replace or expand current Mineral Reserves, or that the Company will be able to maintain production levels in the future.

Employee and Labour Relations

Some of Equinox Gold’s employees and contractors are unionized. Although the Company has reached agreements and places significant emphasis on maintaining positive relationships with the union and employees, there is risk of labour strikes and work stoppages. Should they occur, some labour strikes and work stoppages have the potential to significantly affect the Company’s operations and thereby adversely impact the Company’s future cash flows, earnings, production, and financial conditions.

Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the mining operations are conducted. Changes in such legislation or otherwise in Equinox Gold’s relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have an adverse effect on the business, results of operations and financial position.

Climate Change

Governments are moving to introduce climate change legislation and treaties at the international, national, state/province and local levels. Regulation relating to emission levels (such as carbon taxes or cap and trade schemes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, Equinox Gold expects that this may result in increased costs. In addition, physical risk of climate change may also have an adverse effect on Equinox Gold’s business and may impact results of operations and financial position. These risks include: sea level rise, extreme weather events, impact on water availability and resource shortages due to delivery disruptions. Equinox Gold can not provide complete assurance that efforts to mitigate the risks of climate changes at all sites or that actions will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s business, results of operations and financial position.

Uninsurable Risks

Equinox Gold is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox Gold’s current properties and future properties of Equinox Gold or the properties of others, delays in mining, monetary losses and possible legal liability.

Equinox Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable. However, Equinox Gold cannot provide any assurance that its insurance coverage will be sufficient to cover any resulting liability, or that such insurance will continue to be available at economically feasible premiums or for other reasons.

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While Equinox Gold evaluates the risks to its business and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. In particular, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox Gold or to other companies in the mining industry on acceptable terms. Losses from such events may have an adverse effect on Equinox Gold, its business, results of operations and financial position. Equinox Gold may also become subject to liability for pollution or other hazards which may not be insured against or which Equinox Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox Gold to incur significant costs that could have an adverse effect upon its business, results of operations and financial position.

Speculative Nature of Mining Exploration and Development

The long-term operation and success of Equinox Gold is dependent, in part, on the cost and success of our exploration and development projects. Mineral exploration and development is highly speculative and involves significant risks. Major expenses are typically required to locate and establish Mineral Reserves.

Development of Equinox Gold’s mineral projects will only follow upon obtaining satisfactory results. Few properties which are explored are ultimately developed into producing properties. There is no assurance that Equinox Gold’s exploration and development activities will result in any discoveries of commercial bodies of ore which will be brought into commercial production.

The processes of exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Corruption and Bribery

Equinox Gold’s operations are governed by, and involve interactions with, many levels of government in numerous countries. Equinox Gold is required to comply with anti-corruption and anti-bribery laws, including but not limited to the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act, the Brazil Clean Company Act and the Mexico Criminal Code and Anti-Corruption in Public Contracts Act. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Although Equinox Gold has adopted steps to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures may not always be effective in ensuring that Equinox Gold, its employees, contractors or third-party agents will comply strictly with such laws. If Equinox Gold finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on Equinox Gold resulting in an adverse effect on Equinox Gold’s reputation and business.

Public Company Obligations

Equinox Gold’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Equinox Gold’s compliance costs and the risk of non-compliance, which could adversely impact Equinox Gold’s share price.

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Equinox Gold is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX, the NYSE American, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. Equinox Gold’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

No History of Dividends

Equinox Gold has not, since the date of its incorporation, declared or paid any cash dividends on its Common Shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on Equinox Gold’s financial condition and such other factors as the Board considers appropriate.

Foreign Exchange Transactions Registration Compliance

In certain jurisdictions where Equinox Gold operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. Equinox Gold has identified that in certain instances it has not registered all transactions. Equinox Gold has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations.

Significant Shareholders

The Company has certain significant shareholders and holders of convertible notes, that have or will have on exercise of such convertible rights the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Equinox Gold and the approval of certain corporate transactions. Although, each of these significant shareholders is or will be a strategic partner of Equinox Gold, their respective interests may differ from the interests of Equinox Gold or its other shareholders. The concentration of ownership of the shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Equinox Gold.

Conflicts of Interest

Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors to be in a position of conflict. In particular, Ross Beaty, Chairman of Equinox Gold, is a significant Equinox Gold shareholder, and Tim Breen, a director of Equinox Gold, is also an employee of Mubadala which has a material relationship with Equinox Gold. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and Equinox Gold shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

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LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To Equinox Gold’s knowledge, there are no legal proceedings or regulatory actions material to it to which Equinox Gold is a party, or to which Equinox Gold has been a party since incorporation, or of which any property of Equinox Gold is or has been the subject matter of, since the beginning of the financial year ended December 31, 2020, and no such proceedings are known by the Company to be contemplated. There have been no penalties or sanctions imposed against us by a court relating to provincial or territorial securities legislation or by any securities regulatory authority, there have been no penalties or sanctions imposed by a court or regulatory body against the Company and Equinox Gold has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with any securities regulatory authority since Equinox Gold’s incorporation.

Equinox Gold is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in jurisdictions where it operates. However none of these matters exceed 10% of the value of the Company’s current assets. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that Equinox Gold will incur a material cash outflow to settle the claim. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the ordinary course of business of Equinox Gold or any of its subsidiaries and except as described elsewhere in this AIF, none of the directors or executive officers of Equinox Gold or a subsidiary at any time during Equinox Gold’s last completed financial year or within the three most recently completed financial years, any person or company who beneficially owns, or who exercises control or direction over (or a combination of both), directly or indirectly, more than 10% of the issued and outstanding Common Shares, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect Equinox Gold.

Certain directors and officers of Equinox Gold are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of Equinox Gold may not be made available to Equinox Gold, but rather may be offered to a company with competing interests. The directors and senior officers of Equinox Gold are required by law to act honestly and in good faith with a view to the best interests of Equinox Gold and to disclose any personal interest which they may have in any project or opportunity of Equinox Gold, and to abstain from voting on such matters.

On August 2, 2018, the Company entered into a standby loan arrangement, as amended December 30, 2019 and March 27, 2020 (the Beaty Loan) with Ross Beaty, for up to $12 million. The Beaty Loan was in relation to Anfield Gold’s disposal of its Coringa project (the Coringa Disposal) and the remaining $12 million receivable under the Coringa Disposal. The Company repaid the Beaty Loan in full in June 2020.

On March 17, 2021, the Company completed the first tranche of a non-brokered private placement (the “Private Placement”) of subscription receipts at a price of C$10.00 per subscription receipt for gross proceeds of C$67.9 million. The second tranche of the Private Placement is expected to close in late March 2021, for total proceeds to the Company of up to C$75 million. The Private Placement is in conjunction with the expected closing of the acquisition of Premier Gold. Each subscription entitled the holder to receive one common share of Equinox Gold.

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Certain of the Company’s executives and directors subscribed for C$40.4 million in subscription receipts which is a related party transaction. No finders fees or commissions were paid in connection with the financing. Proceeds of the financing will be used for general working capital purposes.

The directors and officers of Equinox Gold are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and Equinox Gold will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:

●	Second Amended and Restated Credit Agreement dated March 10, 2020 with the Bank of Nova Scotia, Societe Generale, BMO Capital Markets and ING Capital LLC.

●	Convertible Debentures dated April 11, 2019 and March 10, 2020.

●	Arrangement Agreement dated December 16, 2020 with Premier and i-80.

INTEREST OF EXPERTS

The following are the names of persons or companies (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or included by reference in this AIF; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or Equinox Gold.

(a)

KPMG LLP provided auditor’s reports dated March 19, 2021 in respect of Equinox Gold’s financial statements for the years ended December 31, 2020 and 2019 and internal control over financial reporting as of December 31, 2020.

(b)

Gilles Arseneau, P.Geo., Eric Olin, RM-SME, Tim Olson, FAusIMM, Neil Winkelmann, FAusIMM, Neil Lincoln P.Eng., the late Maritz Rykaart, P.Eng. and David Nicholas P.E., each of whom is independent of the Company and is named in this AIF as having prepared the Los Filos Technical Report.

(c)

Eleanor Black, P.Geo., Neil Lincoln, P.Eng., Trevor Rabb, P.Geo., and Gordon Zurowski, P.Eng. each of whom is independent of the Company and is named in this AIF as having prepared the Aurizona Technical Report.

(d)

Bruce Davis, FAusIMM, Nathan Robison, PE, Ali Shahkar, P.Eng., Robert Sim, P.Geo., Jefferey Woods, SME MMAS and Gordon Zurowski, P.Eng., each of whom is independent of the Company and is named in this AIF as having prepared the Mesquite Technical Report.

(e)

Mark B. Mathisen, C.P.G., Hugo M. Miranda, MBA, ChMC (RM), Robert L. Michaud, P.Eng. and Paul Hampton, P.Eng. each of whom is independent of the Company and is named in this AIF as having prepared the Fazenda Technical Report.

(f)

Hugo M. Miranda, MBA, ChMC (RM), Mark B. Mathisen, C.P.G., and Kathleen Ann Altman, Ph.D. P.E., each of whom is independent of the Company and is named in this AIF as having prepared the RDM Technical Report.

(g)	Gabriel Secrest, P.E. and Laurie Tahija, P.E. of M3 Engineering and Technology Corporation, Eleanor Black, P. Geo and Trevor Rabb, P. Geo of Equity Exploration Consultants Ltd, John Nilsson, P.Eng of

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Nilsson Mine Services Ltd. and Doug Bartlett of Geo-Logic Associates Inc. as having prepared Castle Mountain Technical Report

(h)

Mark B. Mathisen, C.P.G., Robert L. Michaud, P.Eng. of Roscoe Postle Associates Inc. (RPA), Stephen La Brooy, FAusIMM and Tommaso R. Raponi, P.Eng. of Ausenco Services Pty Ltd, each of whom is independent of the Company and are named in this AIF as having prepared the Santa Luz Technical Report;

(i)

Doug Reddy, P.Geo., Equinox Gold’s COO, Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration and Ali Shahkar P.Eng, Equinox Gold’s Mineral Resource Manager are “Qualified Persons” under NI 43-101 and are named as having reviewed and approved the disclosure of the consolidated Mineral Reserves and Mineral Resources.

(j)	Doug Reddy, P.Geo., Equinox Gold’s COO, and Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration have reviewed and approved the technical content in this AIF.

As at the date of this AIF, to the best knowledge of Equinox Gold, the aforementioned persons, collectively, held less than one percent of the securities of Equinox Gold when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of Equinox Gold or of any associate or affiliate of Equinox Gold in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

KPMG LLP are the auditor of Equinox Gold and have confirmed with respect to Equinox Gold that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Equinox Gold under all relevant US professional and regulatory standards.

As at the date of this AIF, other than Doug Reddy, Scott Heffernan and Ali Shahkar, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of Equinox Gold or of any associate or affiliate of Equinox Gold.

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ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Equinox Gold’s securities, and securities authorized for issuance under equity compensation plans, is contained in our management information circular for the most recent annual meeting of shareholders. Additional financial information is also provided in our audited consolidated financial statements for the years ended December 31, 2020 and 2019, and management’s discussion and analysis for the year ended December 31, 2020. The foregoing disclosure documents, along with additional information relating to Equinox Gold, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR or on the Company’s website at www.equinoxgold.com.

Glossary of Terms

Unless otherwise defined, technical terms used in this AIF have the following meanings. CIM Definition Standards are marked with an asterisk (*).

Term	Definition

atomic absorption spectroscopy (AAS)	A spectroanalytical procedure for the quantitative determination of chemical elements employing the absorption of optical radiation (light) by free atoms in the gaseous state.

assay	Analysis to determine the amount or proportion of the element of interest contained within a sample.

ball mill	A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.

breccia

A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.

bullion	Gold or silver in bulk before coining, or valued by weight.

by-product	A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

concentrate	A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

core

Cylindrical rock cores produced by diamond drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cores and lift them to the surface to be examined.

crushing	Breaking of ore into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.

crust	The outermost solid shell of a rocky planet, which is chemically distinct from the underlying mantle.

cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution.

doré	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

electrowinning	Recovery of a metal from a solution by means of electro-chemical processes.

Annual Information Form

Term	Definition

epithermal	A hydrothermal mineral deposit formed within about one kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins.

fault	A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture.

feasibility study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

felsic	Silicate minerals, magma, and rocks which are enriched in the lighter elements such as silicon, oxygen, aluminum, sodium, and potassium.

fire assay	Analysis to determine the amount or proportion of the element of interest contained within a sample alloy by removal of other metals. Also known as gravimetric analysis.

formation	Unit of sedimentary rock of characteristic composition or genesis.

geophysical survey	Exploration activity mapping an area showing the physics of the earth.

grade	The amount of metal in each tonne of ore, expressed as grams per tonne for precious metals.

granite	A very hard, granular, crystalline, igneous rock consisting mainly of quartz, mica, and feldspar and often used as a building stone.

grinding (milling)	Powdering or pulverizing of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.

heap leaching

A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

hectares	A metric unit of area measuring 100 metres by 100 metres.

hedging	Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.

igneous rock

Igneous rock forms when hot, molten rock crystallizes and solidifies. The melt originates deep within the Earth near active plate boundaries or hot spots, then rises toward the surface. Igneous rocks are divided into two groups, intrusive or extrusive, depending upon where the molten rock solidified.

Indicated Mineral Resource*

The part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Annual Information Form

Term	Definition

Inferred Mineral Resource*

The part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

infill	The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

intrusive	Igneous rock which, while molten, penetrated into or between other rocks and solidified before reaching the surface.

life-of-mine (LOM)	The plan for how the Company will mine in a particular area and for how long.

lode	A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

low-grade	Descriptive of ores relatively poor in the metal they are mined for; lean ore.

mafic	A group of dark-colored minerals, composed chiefly of magnesium and iron, that occur in igneous rocks.

Measured Mineral Resource*

The part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

metamorphic	The process by which the form or structure of rocks is changed by heat and pressure.

mill	A processing facility where ore is finely ground and then undergoes physical or chemical treatment to extract the valuable metals. Also, the device used to perform grinding (milling).

mineral claim/property /concession	Authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.

Mineral Reserve*

The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

Annual Information Form

Term	Definition

Mineral Resource*

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

muscovite	A phyllosilicate mineral of aluminum and potassium. It has a highly-perfect basal cleavage yielding very thin sheets, which are often highly elastic.

NI 43-101	Canadian National Instrument NI 43-101 - Standards of Disclosure for Mineral Projects.

open pit mine	A mine where materials are removed entirely from a working that is open to the surface.

ore	Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

oxidation	Reaction of a material with an oxidizer such as pure oxygen or air in order to alter the state of the material.

oxide ore

Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.

preliminary economic assessment (PEA)

A study, other than a pre-feasibility study or feasibility study, which includes an economic analysis of the potential viability of Mineral Resources. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

pre-feasibility study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

Probable Mineral Reserve*

The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Mineral Reserve*	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”

Annual Information Form

Term	Definition

pyroclastic	Rocks produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.

Qualified Person*

An individual who (i) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining; (ii) has at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (iii) has experience relevant to the subject matter of the mineral project and the technical report; (iv) is in good standing with a professional association; (v) and in the case of a professional association in a foreign jurisdiction, has a membership designation that (a) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires (1) a favourable confidential peer evaluation of the individual’s character, professional judgment, experience, and ethical fitness; or (2) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

quality assurance and quality control (QA/QC)	The process of measuring and assuring product quality to meet consumer expectations.

reclamation	The restoration of a site after mining or exploration activity is completed.

reclamation and closure costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

recovery

A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

refining	The final stage of metal production in which impurities are removed from the molten metal.

reverse circulation (RC)

A drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.

run-of-mine (ROM)	Ore in its natural, unprocessed state; pertaining to ore just as it is mined.

sample	A small portion of rock, or a mineral deposit, taken so that the metal content can be determined by assaying.

shear zone	A geological term used to describe a geological area in which shearing has occurred on a large scale.

stockpile	Broken ore heaped on the surface, pending treatment or shipment.

tailings	The material that remains after all metals considered economic have been removed from ore during milling.

tailings storage facility (TSF)	A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.

tonne	Metric unit of mass equaling 1,000 kilograms or 2,240 pounds. Called a “long ton.”

ton	Unit of weight equaling 2,000 pounds. Called a “short ton.”

Annual Information Form

Term	Definition

tuff	Rock composed of fine volcanic ash.

vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

volcanics	A general collective term for extrusive igneous and pyroclastic material and rocks.

Measurement Conversion

In this AIF metric units are used with respect to all our mineral properties, unless otherwise indicated. Conversion rates from imperial measures to metric units and from metric units to imperial measures are provided in the table below.

Imperial Measure	=	Metric Unit	Metric Unit	=	Imperial Measure
2.47 acres		1 hectare	0.4047 hectares		1 acre
3.28 feet		1 metre	0.3048 metres		1 foot
0.62 miles		1 kilometre	1.609 kilometres		1 mile
0.032 ounces (troy)		1 gram	31.1 grams		1 ounce (troy)
1.102 tons (short)		1 tonne	0.907 tonnes		1 ton (short)
0.029 ounces (troy)/ton (short)		1 gram/tonne	34.28 grams/tonne		1 ounce (troy)/ton (short)
2,204.62 pounds		1 tonne	0.00045 tonnes		1 pound

Abbreviations

Unless otherwise defined, abbreviations used in this AIF have the following meanings:

AAS	atomic absorption spectroscopy

Ag	Silver

Au	Gold

°C	degree Celsius

cm	centimetre

ft	foot

g	gram

gpm	gallons per minute

kg	kilogram

km	kilometre

L	litres

LOM	life-of-mine

m	metre

mm	millimetre

NSR	net smelter return

PEA	preliminary economic assessment

QA/QC	quality assurance and quality control

RC	reverse circulation

ROM	run-of-mine

tpd	metric tonne per day

TSF	tailings storage facility

Annual Information Form

APPENDIX A

Audit Committee Charter

A-1

AUDIT COMMITTEE CHARTER

I.	Purpose

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors of Equinox Gold Corp. (the “Company”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, the fairness of transactions between the Company and related parties and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

●	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

●	Review and appraise the performance and compensation of the Company’s external auditor;

●	Provide an open avenue of communication among the Company’s external auditor, internal auditor, financial and senior management, the Committee and the Board of Directors; and

●	Such other matters as the Board may delegate to the Committee.

II.	Composition

The composition of the Committee shall include a minimum of three Directors as determined by the Board of Directors, and shall meet the independence requirements in accordance with applicable legal requirements, including the requirements of National Instrument 52-110 - Audit Committees, Part 6, and applicable stock exchange requirements, and further shall be free from any relationship that, in the opinion of the Board of Directors, could reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall have financial management experience and be financially literate and at least one member shall be financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities.

For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be appointed by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.	Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. The meetings will take place as the Committee or the Chair of the Committee shall determine, upon 48 hours’ notice to each of its members. The notice period may be waived by a quorum of the Committee. The Committee may ask members of Management or others to attend meetings or to provide information as necessary.

The quorum for the transaction of business at any meeting of the Committee shall be a majority of the members of the Committee or subcommittee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. Decisions by the Committee will be by the affirmative vote of a majority of the members of the Committee, or by consent resolutions in writing signed by each member of the Committee.

The Committee shall prepare and maintain minutes of its meetings, and periodically report to the Board of Directors regarding such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board. As part of its duty to foster open communication, the Committee will meet at least annually with the Chief Financial Officer, the internal auditor and the external auditor in separate sessions.

IV.	Subcommittees

The Committee may form and delegate authority to one or more subcommittees, which may consist of one or more members, as it deems necessary or appropriate from time to time under the circumstances. The quorum for the transaction of business at any meeting of the Subcommittee shall be a majority of the members of the subcommittee.

V.	Responsibilities and Duties

The Committee shall take charge of all responsibilities imparted on an audit committee of a public company, as they may apply from time to time to the Company, under applicable laws and stock

Equinox Gold Corp. – Audit Committee Charter	2

exchange requirements and any other requirements of applicable regulatory and professional bodies. To fulfill its responsibilities and duties, the Committee shall:

Financial Reporting Processes

1.

Review and recommend to the Board for approval the Company’s annual and interim (quarterly) financial statements, Management’s Discussion and Analysis (“MD&A”), and any annual and interim earnings-related press releases, before the Company publicly discloses this information and any financial reports or other material financial information that are submitted to any governmental body, stock exchange or to the public, including any certification, report, opinion, or review rendered by the external auditor.

2.

Obtain assurance the Company has the proper systems and procedures, internal controls over financial reporting, information technology systems, and disclosure controls and procedures in place so that the Company’s financial statements, MD&A, and other financial reports, other financial information, including all Company disclosure of financial information extracted or derived from the Company’s financial statements and other reports, satisfy all legal and regulatory requirements. The Audit Committee shall periodically assess the adequacy of such systems, procedures and controls.

3.	In consultation with the external auditor, review with management the integrity of the Company’s financial reporting process, both internal and external.

4.

In connection with the annual audit, review material written matters between the external auditor and management, such as management letters, schedules of unadjusted differences and analyses of alternative assumptions, estimates or generally accepted accounting methods.

5.	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles, practices and internal controls as applied in its financial reporting.

6.	Consider and approve, if appropriate, changes to the Company’s accounting principles, practices and internal controls over financial reporting as suggested by the external auditor and management.

7.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments.

8.

Following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

Equinox Gold Corp. – Audit Committee Charter	3

9.

Review and assist in the resolution of any significant disagreement between management and the external auditor in connection with the preparation of the financial statements and financial reporting generally.

10.	Review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented.

11.	Review certification processes relating to preparation and filing of reports and financial information.

12.

Establish procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Internal Audit

13.	Review and advise on the selection and removal of the head of internal audit and the organizational structure of the internal audit group.

14.	Review the activities of the internal audit group, including its annual audit plan.

15.

Periodically review, with the head of internal audit, any matters that the Committee or the head of internal audit believes should be discussed, including any significant difficulties, disagreements with management, or scope restrictions encountered in the course of the work planned or performed by the internal audit group.

16.	Periodically review, with the external auditor, the internal audit group‘s responsibility, budget, and staffing.

Enterprise Risk Management (ERM)

17.	Review the ERM process, including its annual risk management plan.

18.	Provide oversight over the ERM process to assess the adequacy of its design and if it is operating effectively.

19.	Receive regular reports from management on the risks the Company faces, and the status of action plans implemented by management to mitigate such risks.

20.	Periodically review, with the external auditor, the ERM process, budget, and staffing.

Equinox Gold Corp. – Audit Committee Charter	4

External Auditor

21.

Review annually the performance of the external auditor who shall report directly to the Committee and who will be ultimately accountable to the Committee and the Board of Directors as representatives of the shareholders of the Company.

22.

Obtain annually a formal written statement by the external auditor setting forth all relationships between the external auditor, including its network firms, and the Company that could reasonably be considered to bear on the independence of the auditor. Confirm with the external auditor that they are registered as a participating audit firm in good standing with the Canadian Public Accountability Board.

23.	Review and discuss with the external auditor any disclosed relationships or services that may affect the objectivity and independence of the external auditor.

24.	Take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the external auditor.

25.

Be responsible for overseeing and recommending to the Board (subject to the approval of the shareholders, where required) the appointment of the Company’s external auditor and for the compensation, retention and oversight of the work of the external auditor engaged by the Company.

26.

At each meeting, consult with the external auditor, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

27.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

28.	Review with management and the external auditor the audit plan for the year-end financial statements, the intended template for such statements and oversee the audit.

29.

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Company’s external auditor and the fees and other compensation related.

The pre-approval requirement is waived with respect to the provision of non-audit services by the auditor if:

(i)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

Equinox Gold Corp. – Audit Committee Charter	5

(ii)

such services are promptly brought to the attention of the Committee by the Company and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

VI.	Other Responsibilities

30.

Review with management the Company’s financial fraud risk assessment, including an annual review of the top fraud risks identified by management, and the policies and practices adopted by the Company to mitigate those risks.

31.	Review for fairness any proposed related-party transactions and make recommendations to the Board of Directors whether any such transactions should be approved.

32.	Recommend to the Compensation, Nomination and Governance Committee the qualifications and criteria for membership on the Committee.

33.

The Committee may retain and terminate the services of outside specialists, counsel, accountants or other consultants and advisors to the extent it deems appropriate and shall have the sole authority to approve their fees and other retention terms. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisors retained by the Committee and to the external auditor engaged by the Company for the purpose of rendering or issuing an audit report or performing any other audit, review or attestation services and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

34.	The Committee shall evaluate its own performance at least annually and recommend to the Compensation and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

35.	Perform other activities related to this Charter as requested by the board of directors.

36.	Review annually the adequacy of this Charter and recommend appropriate revisions to the Board of Directors.

Equinox Gold Corp. – Audit Committee Charter	6

VII.	Oversight Function

While the Committee has responsibilities set out in this Charter, the members of the Committee are members of the Board appointed to provide broad oversight of the Company’s affairs, and are specifically not accountable or responsible for the day to day activities, nor the administration or implementation or arrangements relating thereto.

Approved by the Board of Directors

Adopted: March 30, 2020

Updated: March 2021

Equinox Gold Corp. – Audit Committee Charter	7